As filed with the Securities and Exchange Commission on September 3, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IMPCO Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3714	91-1039211
(State of Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

16804 Gridley Place

Cerritos, California 90703

(562) 860-6666

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

Robert M. Stemmler

President and Chief Executive Officer

16804 Gridley Place

Cerritos, California 90703

(562) 860-6666

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

with a copy to:

Marcus J. Williams

Davis Wright Tremaine LLP

2600 Century Square

1501 Fourth Avenue

Seattle, Washington 98101-1688

(206) 622-3150

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Per Price Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Common Stock issuable upon exercise of warrants issued on March 28, 2003	200,000	$6.36	$1,272,000	$102.90

Common Stock issuable upon exercise of warrants issued on April 14, 2003	305,000	$6.36	$1,939,800	$156.93

Common Stock issuable upon exercise of warrants issued on July 18, 2003	500,000	$6.36	$3,180,000	$257.26

Total	1,005,000		$6,391,800	$517.09

(1)	In the event of a stock split, stock dividend and similar transactions involving our common stock, the shares registered hereby shall automatically be increased or decreased pursuant to Rule 416 of the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 457(g) of the Securities Act, the registration fee for the common stock underlying the warrants is calculated based on the average of the high and low price of the common stock on the Nasdaq National Market on August 27, 2003.

IMPCO hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until IMPCO shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8 (a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES IN ANY STATE WHERE THE OFFER AND SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED SEPTEMBER 3, 2003

PROSPECTUS

            , 2003

1,005,000 Shares

COMMON STOCK

The selling stockholders listed in this prospectus are offering and selling from time to time up to 1,005,000 shares of common stock of IMPCO Technologies, Inc. We will receive none of the proceeds from the sale.

The selling stockholders may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at prices otherwise negotiated.

Our common stock is traded on the Nasdaq National Market under the symbol “IMCO”. On September 2, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $6.97.

Our business and an investment in our common stock involve significant risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. In this prospectus, the “company,” “IMPCO,” “we,” “us” and “our” refer to IMPCO Technologies, Inc.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and the consolidated financial statements and accompanying notes, before making an investment decision.

Our Company

We design, manufacture and supply products and systems that control the pressure and flow of gaseous fuels for use in internal combustion engines. Our products and systems enable internal combustion engines to operate on gaseous fuels, including natural gas or propane. Our products improve efficiency, enhance power output, and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. Additionally, we have extensive engineering, design and systems integration experience with our customers’ requirements for product performance, durability and physical configuration. Based on more than 45 years of technology development and expertise in producing cost-effective, safe and durable fuel technology systems, we believe we are positioned to provide enabling products and technologies in the rapidly expanding alternative fuel industry.

Our customers use our components and systems on engines ranging from one to 4,000 horsepower. We provide gaseous fuel components and systems to the transportation market and the industrial market, which includes the material handling and stationary and portable power generation markets.

A number of original equipment manufacturers, or OEMs, in the transportation, industrial and power generation industries, who are our customers, are developing alternative clean power systems using clean burning gaseous fuels, which decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions in internal combustion engines. We offer the following products, kits and systems to these customers:

•	fuel delivery – pressure regulators, fuel injectors, flow control valves, and other components and systems designed to control the pressure, flow and/or metering of gaseous fuels;

•	electronic controls – solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;

•	gaseous fueled internal combustion engines – engines manufactured by OEMs, that are integrated with our fuel delivery and electronic control system; and

•	systems integration – services to integrate the gaseous fuel storage, fuel delivery and/or electronic control components and sub-systems to meet OEM and aftermarket requirements.

We have been producing and selling gaseous fuel delivery systems and products for over 45 years. We sell these systems and components directly to end users, OEMs and on the aftermarket through more than 400 distributors and dealers worldwide.

We are incorporated in Delaware and our common stock is traded on The Nasdaq National Market under the symbol “IMCO.” Our executive offices are located at 16804 Gridley Place, Cerritos, California 90703. Our telephone number is (562) 860-6666. Our website is www.impco.ws. The information on our website does not constitute part of this prospectus.

The Offering

Common Stock to be offered by the selling stockholders	1,005,000 Shares(1)

Common Stock outstanding prior to this offering	16,436,886 Shares

Use of Proceeds	We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling stockholders. We are not offering any shares for sale under this prospectus, but we may receive proceeds from the exercise of warrants held by the selling stockholders. We will apply such proceeds, if any, toward working capital to reduce outstanding indebtedness. See “Use of Proceeds.”

Nasdaq National Market Symbol	IMCO

(1)	This prospectus relates solely to the sale of 1,005,000 shares of our common stock:

•	issuable upon exercise of fully-vested warrants to purchase an aggregate of 200,000 shares of common stock issued in connection with a $8.0 million loan commitment from a director of IMPCO on March 28, 2003, at a price equal to $2.51 per share.

•	issuable upon exercise of fully-vested warrants to purchase an aggregate of 305,000 shares of common stock issued in connection with approximately $3.1 million of bridge loans to IMPCO on April 14, 2003, at a price equal to $2.46 per share.

•	issuable upon exercise of fully-vested warrants to purchase an aggregate of 500,000 shares of common stock issued in connection with the establishment of $20.0 million of senior subordinated secured notes to IMPCO on July 18, 2003, at a price equal to $2.00 per share.

Summary Consolidated Financial Data

The following table sets forth our summary consolidated financial data for each of the five fiscal years ended April 30, 2002, 2001, 2000, 1999 and 1998, for the eight-month transition period ended December 31, 2002, as well as a comparative eight-month period ended December 31, 2001 and for the six-month periods ended June 30, 2003 and June 30, 2002. With the exception of the financial data for the comparative eight-month period ended December 31, 2001 and the six-month periods ended June 30, 2003 and 2002, which has been derived from our unaudited financial data, this data has been derived from our audited consolidated financial statements and should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. The financial results of Quantum are shown below as a loss on discontinued operation, net of tax.

	Year Ended April 30,					Eight-month Period Ended December 31,		Six-Month Period Ended June 30,
	1998	1999	2000	2001	2002	2001	2002	2002	2003
	(in thousands, except for per share data)
Statement of Operations:
Revenue:
Net revenue	$58,755	$62,358	$90,475	$80,539	$67,676	$45,707	$46,421	$34,822	$37,912
Cost and expenses:
Cost of sales	33,363	36,832	54,718	49,499	44,542	29,185	33,071	24,296	25,384
Research and development expense	1,173	2,710	2,620	5,870	5,856	3,712	2,635	2,497	1,782
Selling, general and administrative	10,290	12,420	17,849	18,562	19,676	13,075	11,922	9,695	8,554
Operating income (loss)	13,929	10,396	15,289	6,610	(2,399)	(266)	(1,207)	(1,665)	2,193
Interest expense	938	1,213	1,524	1,088	1,164	933	995	442	1,283
Interest income	3	43	82	1,309	236	112	112	209	26
Gain on sale of subsidiary (1)	—	2,169	—	—	—	—	—	—	—

Income (loss) from continuing operations (net of tax) (4)	10,677	9,161	10,033	3,674	(2,220)	(908)	(25,279)	(1,898)	936
Loss on discontinued operation (net of tax)	(5,812)	(2,830)	(6,968)	(16,777)	(25,016)	(17,908)	(3,115)	(8,756)	—
Net income (loss)	4,865	6,311	3,065	(13,103)	(27,237)	(18,816)	(23,394)	(9,861)	269
Dividends on preferred stock	595	531	—	—	—	—	—	—	—
Net income (loss) applicable to common stock	$4,270	$5,800	$3,065	$(13,013)	$(27,237)	$(18,816)	$(28,394)	$(9,861)	$269
Net income (loss) per share (1)(2):
Basic:
Income (loss) from continuing operations	$1.69	$1.26	$1.18	$0.37	$(0.20)	$(0.09)	$(1.76)	$(0.09)	$0.02
Loss from discontinued operation	(0.92)	(0.39)	(0.82)	(1.69)	(2.25)	(1.71)	(0.22)	(0.68)	—
Net income (loss)	0.67	0.80	0.36	(1.32)	(2.45)	(1.80)	(1.98)	(0.76)	0.02
Diluted:
Income (loss) from continuing operations	$1.31	$1.03	$1.09	$0.33	$(0.20)	$(0.09)	$(1.76)	$(0.09)	$0.02
Loss from discontinued operations	(0.71)	(0.32)	(0.76)	(1.52)	(2.25)	(1.71)	(0.22)	(0.68)	—
Net income (loss)	0.60	0.71	0.33	(1.19)	(2.45)	(1.80)	(1.98)	(0.76)	0.02
Number of shares used in per share computation (2)(3):
Basic	6,334	7,293	8,489	9,935	11,098	10,445	14,376	12,937	16,436
Diluted	8,155	8,976	9,232	11,049	11,098	10,445	14,376	12,937	16,564
Balance Sheet Data:
Total current assets	$38,817	$52,120	$73,385	$79,636	$61,825	$60,439	$35,243	$73,382	$39,096
Total assets	58,178	73,562	95,016	120,763	123,449	117,270	75,978	135,526	92,343
Total current liabilities	11,417	16,892	23,756	28,089	33,110	20,332	24,037	26,672	24,558
Long-term obligations, less current portion	11,387	13,894	23,344	7,998	5,393	25,236	101	5,675	15,389
Stockholders’ equity	34,305	41,449	45,379	82,631	82,677	69,401	49,622	100,983	52,395

(1)	Represents gain on sale of 49% interest in IMPCO BV by BERU Aktiengesellschaft during fiscal 1999. We recorded a pre-tax gain of $2.2 million and an after-tax gain of $1.8 million or $0.20 per share.
(2)	During fiscal year 1998, shares assumed to be issued upon conversion of our preferred stock were included in the calculation of shares outstanding since the conversion resulted in reportable dilution. During fiscal year 1999, all of our preferred stock was converted to common stock and the diluted earnings per share was calculated as though the conversion occurred at the beginning of fiscal year 1999.
(3)	See note 9 of the notes to the consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to determine the number of shares used to compute the net income per share.
(4)	Includes in the eight months ended December 31, 2002 a $24.0 million valuation allowance to establish a reserve for the deferred tax assets that are unlikely to be realized in the next three years (See “Critical Accounting Policies and Estimates” beginning at p. 16 below)

RISK FACTORS

Investment in shares of our common stock is subject to a number of risks that, if realized or come to fruition, may adversely affect our profitability and the value of these shares while held by our stockholders.

We have substantial debt that we may be unable to service.

We are highly leveraged and have significant debt service obligations. As of June 30, 2003, we had aggregate outstanding indebtedness of $15.5 million and total stockholders’ equity of $52.4 million. On July 18, 2003, we completed a financing, which included the establishment of a new $12.0 million revolving credit facility and the issuance of a senior subordinated secured note in the amount of $20.0 million.

Our substantial debt could have important consequences, including the following:

•	we will be required to use a substantial portion of our cash flow from operations to pay interest on our debt, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, strategic acquisitions, investments and alliances and other general corporate requirements;

•	our substantial leverage could increase our vulnerability to general economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	our debt service obligations could limit our flexibility to plan for, or react to, changes in our business and the industry in which we operate;

•	our level of debt may make it difficult for us to raise additional financing on satisfactory terms to fund working capital, capital expenditures, strategic acquisitions, investments and joint ventures and other general corporate requirements; and

•	a potential failure to comply with the financial and other restrictive covenants in our debt instruments could, if not cured or waived, have a material adverse effect on our ability to fulfill our obligations and on our business or prospects generally, including the possibility that our lenders might foreclose on our assets.

The terms of our debt may severely limit our ability to plan for or respond to changes in our business.

The terms of our debt contain a number of restrictive covenants that impose significant operating and financial restrictions on the company. Among other things, these restrictions limit our ability to:

•	incur liens or make negative pledges on our assets;

•	merge, consolidate or sell our assets;

•	incur additional debt;

•	pay dividends or redeem capital stock and prepay other debt;

•	make investments and acquisitions;

•	make capital expenditures; or

•	amend our debt instruments and certain other material agreements.

Our debt also requires us to maintain specified financial ratios and meet specific financial tests. Our failure to comply with these covenants would result in an event of default that, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we were unable to make this repayment or otherwise refinance these borrowings, our lenders could foreclose on our assets. If we were unable to refinance these borrowings on favorable terms, our business could be adversely impacted.

We recently have experienced, and in the near term we will continue to experience, significant cash outflows that may limit our ability to grow and may materially and adversely impact our prospective revenues and liquidity.

Until recently, we have experienced operating losses and net cash outflows. At June 30, 2003, our cash and cash equivalents totaled approximately $3.0 million and our working capital was $14.5 million. We have experienced significant cash outflows in connection with our purchase of an equity interest in BRC and, due to our higher levels of debt, will have higher interest expense in the future. Our current cash position and upcoming cash obligations, especially if combined with stagnant or declining revenues, may force us to take steps such as personnel reductions or curtailment of growth as a means to manage our liquidity. Such measures could have an adverse impact on research and development activities, our production capacity or other aspects of our business that might have a material adverse impact on results of operations. In some instances, these impacts may well last beyond the term of the immediate cash shortfall.

Prevailing economic conditions and international dissension may disproportionately affect our business.

Because we depend heavily on sales to developing nations and because our business is based on fossil fuel markets, the effects of the Iraq conflict, as well as weaknesses in the U.S. and global economies, may cause our customers to delay orders, may result in interruptions in shipments to some customers or from some suppliers, or may have other effects that may decrease our revenues or increase our costs. These situations, whether alone or in combination with one or more risk factors discussed in this prospectus, may affect our business materially or adversely.

Our spin-off of our Quantum subsidiary is subject to tax risks for us and our stockholders, including restrictions on our or Quantum’s issuance of equity securities in order to maintain the tax-free status of the spin-off.

At the time of our spin-off of Quantum on July 23, 2002, we received an opinion of Morrison & Foerster LLP to the effect that the spin-off was tax-free to our stockholders for federal income tax purposes. The opinion of Morrison & Foerster LLP is not binding on the Internal Revenue Service and no assurance can be given that the Internal Revenue Service or the courts will agree with their opinion. The opinion was also subject to specific assumptions and the accuracy and completeness of specific factual representations and statements made by us and Quantum, and we are subject to certain limitations on changes in our capital structure following the Quantum transaction. If these assumptions, representations or statements are incorrect or incomplete in any material respect, the conclusions set forth in the opinion may not be correct. Similarly, we can provide no assurances that our issuance of stock to BRC’s stockholders will not adversely impact the tax-free character of the Quantum spin-off.

Even if the spin-off is tax-free to our stockholders, it will be taxable to us if Section 355(e) of the Internal Revenue Code applies to the spin-off. Section 355(e) of the Internal Revenue Code will apply if 50% or more of our stock or Quantum stock, by vote or value, is acquired by one or more persons, other than our historic stockholders who receive Quantum common stock in the spin-off, acting pursuant to a plan or a series of related transactions that includes the spin-off. We cannot provide you any assurance that Section 355(e) of the Internal Revenue Code will not apply to the spin-off. Risk of the applicability of Section 355(e) of the Internal Revenue Code may also discourage, delay or prevent a merger, change of control, or other strategic or capital raising transactions involving our outstanding equity or issuance of new equity.

The growth of the alternative fuel market will have a significant impact on our business.

Our future success depends on the continued expansion of the alternative fuel industry, which has not yet expanded broadly. In the United States and certain of our other target markets, alternative fuel such as natural gas currently cannot be readily obtained by consumers for motor vehicle use and only a small percentage of motor vehicles manufactured in 2002 were equipped to use alternative fuels. We cannot assure you that the market for gaseous alternative fuel engines will expand broadly or, if it does, that it will result in increased sales of our advanced fuel system products. In addition, we have designed many of our products for alternative fuel vehicles powered by internal combustion engines, but not for alternative power sources, such as electricity or alternate forms of power. If the major growth in the alternative fuel market relates solely to those power sources, our revenues may not increase and may decline.

Users of gaseous fuel vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products.

Vehicles and equipment powered by gaseous alternative fuels currently run primarily on natural gas or propane. The construction of a distribution system to deliver natural gas and propane will require significant investment by third parties. An adequate fuel distribution infrastructure may not be built. We are relying on third parties, most of whom are committed to the existing gasoline infrastructure, to build this infrastructure. If these parties build a fuel distribution infrastructure, the fuel delivered through it, both due to the cost of the delivery system and the cost of the fuel itself, may have a higher price than users are willing to pay. If users cannot obtain fuel conveniently or affordably, a mass market for vehicles and equipment powered by gaseous alternative fuels is unlikely to develop.

Our ability to attract customers and sell products successfully in the alternative fuel industry also depends significantly on the current price differential between liquid fuels, such as petroleum and gasoline, and gaseous fuels, such as propane and natural gas. This price differential may not always exist. Should this differential narrow or disappear, it could adversely affect the demand of our products.

We currently face and will continue to face significant competition, which could result in a decrease in our revenue.

We currently compete with companies that manufacture products to convert internal combustion engines operating on liquid fuels to gaseous fuels. Increases in the market for alternative fuel vehicles may cause automobile or engine manufacturers to develop and produce their own fuel conversion or fuel management equipment rather than purchasing the equipment from suppliers such as us. In addition, greater acceptance of alternative fuel engines may result in new competitors. Should any of these events occur, the total potential demand for our products could be adversely affected and cause us to lose existing business.

We face risks associated with marketing, distributing and servicing our products internationally.

We currently operate in Australia, Central America, China, Europe, Egypt, India, Japan, Mexico and South America and market our products and technologies in other international markets, including both industrialized and developing countries. Our international operations are subject to various risks common to international activities, such as the following:

•	exposure to currency fluctuations;

•	managing potential difficulties in enforcing contractual obligations and intellectual property rights;

•	the burden of complying with a wide variety of laws and regulations, including product certification, environmental and import and export laws;

•	political instability; and

•	difficulties collecting international accounts receivable.

Our business may be subject to product liability claims, which could be expensive and could divert management’s attention.

The automotive industry experiences significant product liability claims. As a supplier, we face an inherent exposure to product liability claims if our products (or the equipment into which our products are incorporated) malfunction, resulting in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused a loss. Product liability claims could result in significant losses from defense costs or damages awards. The sale of systems and components for the transportation industry entails a high risk of these claims. In addition, we may be required to participate in a recall involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Each of these actions would likely harm our reputation and lead to substantial expense. We cannot assure you that our product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

Our products may become subject to future certification requirements or other regulations, which may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the Environmental Protection Agency and the California Air Resources Board, to sell certain of our products in the United States. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products, civil penalties or criminal penalties.

Any new government regulation that affects our advanced fuel technologies, whether at the foreign, federal, state or local level, including any regulations relating to installation and servicing of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our revenues and profitability and thereby harm our business, prospects, results of operations or financial condition.

New technologies could render our existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly; involves significant research, development, time and expense; and may not necessarily result in the successful commercialization of any new products.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

We rely on patent, trademark and copyright law, trade secret protection, and confidentiality and other agreements with our employees, customers, partners and others to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application and, despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization.

We do not know whether any patents will be issued from our patent applications, whether the reissue examination will be in our favor, or whether the scope of our issued patents is sufficiently broad to protect our technologies or processes. Moreover, patent applications and issued patents may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits. Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. For instance, it may be difficult for us to enforce certain of our intellectual property rights against third parties who may have inappropriately acquired interests in our intellectual property rights by filing unauthorized trademark applications in foreign countries to register the marks that we use because of their familiarity with our worldwide operations.

As part of our confidentiality procedures, we generally have entered into non-disclosure agreements with our employees, consultants and corporate partners and have attempted to control access to and distribution of our technologies, documentation and other proprietary information. We plan to continue these procedures. Despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies. The steps we have taken and that we may take in the future may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

We cannot assure you that we will be successful in protecting our proprietary rights. Any infringement on any of our intellectual rights, could have an adverse effect on our ability to develop and sell successfully commercially competitive systems and components.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management time and our operating results would suffer.

Third parties may claim that our products and systems infringe on third-party patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult, especially since patent applications are not published until 18 months after their filing dates. In the event a competitor were to challenge our patents, or assert that our products or processes infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive products, pay substantial damages, or even be forced to cease our operations. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources but also divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.

We depend on third-party suppliers for the supply of key materials and components for our products.

We have established relationships with third-party suppliers that provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner or to supply materials and components that meet our quality, quantity or cost requirements, combined with a delay in our ability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our products or would significantly increase our production costs, either of which would negatively impact our results of operations and business.

Potential fluctuations in our financial results could cause our stock price to decline.

Our revenue and operating results are subject to annual and quarterly fluctuations as a result of a variety of factors, including the following:

•	budget cycles and funding arrangements of governmental agencies;

•	purchasing cycles of fleet operators and other customers;

•	the uncertainty of timing of deliveries of vehicles and other equipment on which our products are installed;

•	the timing of implementation of government regulations promoting the use of our products; and

•	general economic factors.

It is possible that our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. If this occurs, the trading price of our common stock might be materially and adversely affected.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, manufacturing and operating personnel. We lost some of our executive management in the Quantum spin-off, and it will take time for us to hire or train replacement personnel. Recruiting personnel for the industries in which we operate is highly competitive, and the failure to attract or retain qualified personnel could have a material adverse effect on our business.

Our business could be harmed if we fail to meet OEM specifications.

We offer integrated alternative fuel systems, which include tanks, brackets, electronics, software and other components required to allow these products to operate in alternative fuel applications. Customers for these systems require that these products meet strict OEM standards. Our compliance with these requirements has resulted in increased development, manufacturing, warranty and administrative costs. A significant increase in these costs could adversely affect our profitability. If we fail to meet OEM specifications on a timely basis, our relationships with OEMs may be harmed.

We may be subject to increased warranty claims.

In response to consumer demand, OEM, vehicle and industrial equipment manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products, thus requiring their suppliers, such as us, to provide correspondingly longer product warranties. Due to the longer warranty periods, we could incur substantially greater warranty claims in the future.

We may experience unionized labor disputes at OEM facilities.

As we become more dependent on vehicle conversion programs with OEMs, we will become increasingly dependent on OEM production and the associated labor forces at OEM sites. Labor unions represent most of the labor forces at OEM facilities. In the past, labor disputes have occurred at OEM facilities, which adversely impacted our direct OEM product sales. Such labor disputes are likely to occur in the future and, if so, will negatively impact our product sales and profitability.

Changes in environmental policies could hurt the market for our products.

The market for alternative fuel vehicles and equipment, and the demand for our products are driven, to a significant degree, by local, state and federal regulations in the United States that relate to air quality and require the purchase of motor vehicles and equipment operating on alternative fuels. Similarly, foreign governmental regulations also affect our international business. These laws and regulations may change, which could result in transportation or equipment manufacturers abandoning their interest in alternative fueled powered vehicles. In addition, a failure by authorities to enforce current domestic and foreign laws or to adopt additional environmental laws could reduce the demand for our products.

Although many governments have identified as a significant priority the development of alternative energy sources, we cannot assure you that governments will not change their priorities or that any change they make would not materially affect our revenue or the development of our products.

We may be subject to litigation if our stock price is volatile.

Our common stock has experienced and may experience in the future, price and volume fluctuations. Many factors may cause the market price for our common stock to decline, perhaps substantially, following this offering, including the following:

•	failure to meet our product development and commercialization milestones;

•	demand for our common stock;

•	failure of our revenue and operating results to meet the expectations of securities analysts or investors in any quarter;

•	downward revisions in securities analysts’ estimates or changes in general market conditions;

•	technological innovations by competitors or in competing technologies;

•	investor perception of our industry or our prospects; or

•	general technology or economic or regulatory trends.

In the past, companies that have experienced declines in the market price of their stock have been the subject of securities class action litigation. We may become involved in a securities class action litigation in the future. Litigation of this type often results in substantial costs and a diversion of management’s attention and resources, which could harm our business, prospects, results of operations or financial condition.

Provisions of Delaware law and of our charter and bylaws may make a takeover more difficult.

Provisions in our certificate of incorporation and bylaws and in the Delaware corporation law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and Board of Directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. We also have a staggered Board of Directors, which makes it difficult for stockholders to change the composition of the Board of Directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and Board of Directors.

We have a stockholder protection rights agreement that provides for a dividend of one right for each outstanding share of our common stock. Upon the occurrence of some events, including a person or entity’s acquisition of 15% or more of our common stock, each right will entitle the holder to purchase, at an exercise price of $45 per right, common stock with a market value equal to twice the exercise price, which could cause substantial dilution. The rights agreement may have the effect of deterring, delaying or preventing a change in control that might otherwise be in the best interests of our stockholders.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock, including shares issued upon exercise of our outstanding options and warrants, in the public market or the perception by the market that these sales could occur, could lower our stock price or make it difficult for us to raise additional equity. As of August 25, 2003, we had 16,436,886 shares of common stock outstanding. Of these shares, 14,774,068 shares are currently freely tradable and 1,662,818 shares, which otherwise are freely tradable, are subject to a lockup agreement that restricts their resale until certain dates beginning in 2004. The following table presents the relevant expiration dates and the number of shares as to which the lockup agreement expires:

Date	Number of Shares Available for Sale
August 1, 2004	277,691
February 1, 2005	460,601
August 1, 2005	460,601
February 1, 2006	463,925

As of August 25, 2003 up to 1,305,000 shares were issuable upon the exercise of warrants outstanding as of that date, of which 1,005,000 will be freely tradable upon their sale pursuant to this prospectus. Furthermore, as of August 25, 2003, up to 2,453,985 shares are issuable upon the exercise of options of which 856,823 are vested. All of the shares underlying these options have previously been registered and, subject to applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market. In the case of outstanding options and warrants that have exercise prices less than the market price of our common stock from time to time, investors would experience dilution. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.

FORWARD-LOOKING STATEMENTS CONCERNING OUR BUSINESS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and should be read in conjunction with the Consolidated Financial Statements, the Notes thereto and the other information included in this prospectus. Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as “expects,” “anticipates,” “intends,” “plans,” “may,” “believes,” “seeks,” “estimates,” “predicts,” “projects,” and similar expressions as they relate to use or our management. When we make forward-looking statements, we are basing them on our management’s beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions discussed in this prospectus. Factors that can contribute to these differences include those described under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus that would cause actual results to differ before making an investment decision.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling stockholders. We are not offering any shares for sale under this prospectus, but we may receive proceeds from the exercise of warrants held by the selling stockholders. We will apply such proceeds, if any, toward working capital.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock since our inception. We currently intend to retain any earnings for use in the business and do not anticipate paying any dividends to our stockholders in the foreseeable future. Our loan agreements with our lenders include restrictions prohibiting the payment of dividends.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol “IMCO”. The following table sets forth, for the periods indicated, the high and low reported closing sales price per share of the common stock as reported on the Nasdaq National Market for the applicable periods. Closing high and low sale prices for the fiscal year ended April 30, 2002 and the first three months of the eight month period ended December 31, 2002 have been adjusted for the Quantum spin-off on July 23, 2002.

Fiscal Year Ended April 30, 2002	High	Low
First Quarter	$22.40	$13.33
Second Quarter	$16.48	$6.14
Third Quarter	$9.84	$6.10
Fourth Quarter	$9.43	$5.59
Eight-month Fiscal Period Ended December 31, 2002 (1)
May 1, 2002 – June 30, 2002	$7.95	$4.50
July 1, 2002 – September 30, 2002	$5.51	$2.48
October 1, 2002 – December 31, 2002	$4.95	$3.88
Six Months Ended June 30, 2003
First Quarter	$4.65	$2.01
Second Quarter	$6.15	$1.85

(1)	On November 29, 2002, we changed our fiscal year end to December 31.

On September 2, 2003, the closing sale price of our common stock on the Nasdaq National Market was $6.97 per share. As of August 25, 2003, there were approximately 532 holders of record of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for each of the five fiscal years ended April 30, 2002, 2001, 2000, 1999 and 1998, for the eight-month transition period ended December 31, 2002, as well as a comparative eight-month period ended December 31, 2001 and for the six-month periods ended June 30, 2003 and June 30, 2002. With the exception of the financial data for the comparative eight-month period ended December 31, 2001 and the six-month periods ended June 30, 2003 and 2002, which has been derived from our unaudited financial data, this data has been derived from our audited consolidated financial statements and should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. The financial results of Quantum are shown below as a loss on discontinued operation, net of tax.

	Year Ended April 30,					Eight-month Period Ended December 31,		Six-Month Period Ended June 30,
	1998	1999	2000	2001	2002	2001	2002	2002	2003
	(in thousands, except for per share data)
Statement of Operations:
Revenue:
Net revenue	$58,755	$62,358	$90,475	$80,539	$67,676	$45,707	$46,421	$34,822	$37,912
Cost and expenses:
Cost of sales	33,363	36,832	54,718	49,499	44,542	29,185	33,071	24,296	25,384
Research and development expense	1,173	2,710	2,620	5,870	5,856	3,712	2,635	2,497	1,782
Selling, general and administrative	10,290	12,420	17,849	18,562	19,676	13,075	11,922	9,695	8,554
Operating income (loss)	13,929	10,396	15,289	6,610	(2,399)	(266)	(1,207)	(1,665)	2,193
Interest expense	938	1,213	1,524	1,088	1,164	933	995	442	1,283
Interest income	3	43	82	1,309	236	112	112	209	26
Gain on sale of subsidiary (1)	—	2,169	—	—	—	—	—	—	—
Income (loss) from continuing operations (net of tax) (4)	10,677	9,161	10,033	3,674	(2,220)	(908)	(25,279)	(1,898)	936
Loss on discontinued operation (net of tax)	(5,812)	(2,830)	(6,968)	(16,777)	(25,016)	(17,908)	(3,115)	(8,756)	—
Net income (loss)	4,865	6,311	3,065	(13,103)	(27,237)	(18,816)	(23,394)	(9,861)	269
Dividends on preferred stock	595	531	—	—	—	—	—	—	—
Net income (loss) applicable to common stock	$4,270	$5,800	$3,065	$(13,013)	$(27,237)	$(18,816)	$(28,394)	$(9,861)	$269
Net income (loss) per share (1)(2):
Basic:
Income (loss) from continuing operations	$1.69	$1.26	$1.18	$0.37	$(0.20)	$(0.09)	$(1.76)	$(0.09)	$0.02
Loss from discontinued operation	(0.92)	(0.39)	(0.82)	(1.69)	(2.25)	(1.71)	(0.22)	(0.68)	—
Net income (loss)	0.67	0.80	0.36	(1.32)	(2.45)	(1.80)	(1.98)	(0.76)	0.02
Diluted:
Income (loss) from continuing operations	$1.31	$1.03	$1.09	$0.33	$(0.20)	$(0.09)	$(1.76)	$(0.09)	$0.02
Loss from discontinued operations	(0.71)	(0.32)	(0.76)	(1.52)	(2.25)	(1.71)	(0.22)	(0.68)	—
Net income (loss)	0.60	0.71	0.33	(1.19)	(2.45)	(1.80)	(1.98)	(0.76)	0.02
Number of shares used in per share computation (2)(3):
Basic	6,334	7,293	8,489	9,935	11,098	10,445	14,376	12,937	16,436
Diluted	8,155	8,976	9,232	11,049	11,098	10,445	14,376	12,937	16,564
Balance Sheet Data:
Total current assets	$38,817	$52,120	$73,385	$79,636	$61,825	$60,439	$35,243	$73,382	$39,096
Total assets	58,178	73,562	95,016	120,763	123,449	117,270	75,978	135,526	92,343
Total current liabilities	11,417	16,892	23,756	28,089	33,110	20,332	24,037	26,672	24,558
Long-term obligations, less current portion	11,387	13,894	23,344	7,998	5,393	25,236	101	5,675	15,389
Stockholders’ equity	34,305	41,449	45,379	82,631	82,677	69,401	49,622	100,983	52,395

(1)	Represents gain on sale of 49% interest in IMPCO BV by BERU Aktiengesellschaft during fiscal 1999. We recorded a pre-tax gain of $2.2 million and an after-tax gain of $1.8 million or $0.20 per share.
(2)	During fiscal year 1998, shares assumed to be issued upon conversion of our preferred stock were included in the calculation of shares outstanding since the conversion resulted in reportable dilution. During fiscal year 1999, all of our preferred stock was converted to common stock and the diluted earnings per share was calculated as though the conversion occurred at the beginning of fiscal year 1999.
(3)	See note 9 of the notes to the consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to determine the number of shares used to compute the net income per share.
(4)	Includes in the eight months ended December 31, 2002, a $24.0 million valuation allowance to establish a reserve for the deferred tax assets that are unlikely to be realized in the next three years (See “Critical Accounting Policies and Estimates” beginning at p. 16 below)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

We design, manufacture and supply components and systems that include fuel metering and electronic control products that enable internal combustion engines to run on clean burning alternative fuels such as propane and natural gas instead of gasoline. Based on over 45 years of technology development and expertise in producing cost-effective, safe and durable fuel technology systems for engines, we believe that we are positioned to provide enabling products and technologies in the rapidly expanding alternative fuel industry.

Prior to the spin-off of Quantum, we classified our business operations into three reporting segments: the Quantum division, the Gaseous Fuel Products division and International Operations. Due to the spin-off of our Quantum division on July 23, 2002, this division is now classified as a discontinued operation, and we have renamed the Gaseous Fuel Products division as the United States Operations. Our U.S. Operations sell products, including parts and conversion systems, for applications in the transportation, material handling, stationary and portable power generator and general industrial markets. Our International Operations in Australia, Central America, China, Europe, Egypt, India, Japan, Mexico, and South America provide distribution for our products, predominantly from U.S. Operations and some product assembly on engines.

We recognize revenue for product sales when title is transferred, ordinarily when products are shipped, and when management is reasonably assured of collectability. Corporate expenses represent a sub-category of selling, general and administrative expense. Corporate expenses consist of general and administrative expense incurred at the corporate level and, prior to May 1, 2002, included the amortization of goodwill and other intangible assets. Intersegment eliminations are primarily the result of intercompany sales from U.S. Operations to International Operations. End markets for our products include the transportation and industrial markets, which includes the material handling, industrial and power generation industries.

Recent Developments

Quantum Spin-off.

On July 23, 2002, we completed the distribution and spin-off of our Quantum subsidiary by distributing one share of Quantum common stock for every share of IMPCO common stock held on the record date, which was July 5, 2002. As a result of the spin-off of Quantum, we have reported the results of Quantum as a discontinued operation. We expect the spin-off of Quantum to have a favorable effect on our results of operations and cash flows from operations.

Fiscal Year.

On November 29, 2002, our board of directors approved a change in our fiscal year end from April 30 to December 31. We prepared a Transitional Report on Form 10-K covering the period from May 1, 2002 to December 31, 2002. For purposes of comparability of financial reporting during 2003, we presented our financial results for the six-month period ended June 30, 2002 to correspond to the new fiscal year.

Business Acquisition.

On October 3, 2002, we entered into an option agreement with the equity holders of BRC under which we were granted an option to acquire a 50% ownership interest in BRC S.r.l. (“BRC”), a 100% owner of M.T.M. S.r.l. of Italy (“MTM”), for approximately $23.8 million, which included the issuance of approximately 2.3 million shares of Company common stock (which the parties acknowledged and agreed were valued at $10.0 million). We announced on May 8, 2003 that the purchase of 50% of BRC was completed pending a $7.0 million payment that represented a deferred portion of the purchase price due on September 30, 2003. On July 22, 2003, in conjunction with the refinancing of our Company, the deferred payment of $7.0 million was paid to the equity holders of BRC completing the 50% acquisition of BRC. As of June 30, 2003, we incurred acquisition costs of approximately $24.4 million, which are shown on the consolidated balance sheet as part of investment in affiliates. The corresponding costs incurred as of December 31, 2002 totaled $12.5 million. As of June 30, 2003, we are currently completing the allocation of the purchase price to our share of the fair value of the acquired assets and liabilities as required by purchase accounting for acquisitions using the equity method. We have not allocated any of the purchase price to goodwill. We expect to complete this allocation during the third quarter of 2003. The unaudited condensed balance sheet for MTM as of June 30, 2003 follows:

June 30, 2003
(Unaudited)
Current assets	$30,441,475
Long-term assets	8,017,756

Total Assets	$38,459,231

Current liabilities	$12,597,272
Long-term liabilities	2,965,678
Shareholders’ equity	22,896,281

Total liabilities and shareholders’ equity	$38,459,231

For the six-months ended June 30, 2003, unaudited revenues and other income was $22.0 million and net income was $0.2 million.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, goodwill, taxes, inventories, warranty obligations, long-term service contracts, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

We recognize revenue for product sales when title is transferred, ordinarily when products are shipped, and when management is reasonably assured of collectability. The costs of shipping and handling, when incurred, are recognized in the cost of goods sold. We expense all research and development costs when incurred.

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

We operate wholly-owned and majority-owned subsidiaries. We record goodwill at the time of purchase for the amount of the purchase price over the fair value of the assets and liabilities acquired. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

We have recorded a deferred tax asset, which we believe is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional valuation allowance would be recognized and charged to income in the period such determination was made.

Results of Operations

Six months ended June 30, 2003 and 2002

Net revenue and operating income for our business for the six months ended June 30, 2002 and 2003 are as follows:

	Revenues Six Months Ended June 30,
	2002	2003
U.S. Operations	$24,231	$26,793
International Operations	18,774	19,125
Intersegment Elimination	(8,183)	(8,006)

Total	$34,822	$37,912

	Operating Income/ (Loss) Six Months Ended June 30,
	2002	2003
U.S. Operations	$1,156	$3,694
International Operations	260	1,486
Corporate Expenses (1)	(3,342)	(2,991)
Intersegment Elimination	261	4

Total	$(1,665)	$2,193

(1)	Represents corporate expenses not allocated to any of the operating segments.

Net revenue for the six-months ended June 30, 2003 increased by $3.1 million, or 8.9%, to $37.9 million from $34.8 million in the corresponding period of 2002. The revenue increase was attributed to increases in the industrial and transportation markets of $0.9 million and $2.2 million, respectively. The revenue gain in the transportation segment was realized primarily in the U.S. and European markets. The revenue gain in the industrial market was realized primarily in the United States market.

Operating income increased during the six month period ended June 30, 2003 by approximately $3.9 million, or 231.7%, from a $1.7 million loss in the first half of calendar year 2002 to a $2.2 million profit in the corresponding period of 2003. The increase in operating income was attributed primarily to a reduction in operating expenses of $1.9 million and $2.0 million in higher gross profit of which $0.9 million was attributed to higher revenues and $1.1 million was associated with changes in product mix.

US Operations Division. For the six months ended June 30, 2003, revenue increased by approximately $2.6 million, or 10.6%, as compared to the same period in the prior year. The increase in sales during the first half of 2003 was caused by a $1.6 million increase in revenue for the industrial market and by a $1.0 million increase in revenue for the transportation market.

For the six months ended June 30, 2003 gross profit increased approximately $0.8 million, or 12.4%, as compared to the same period in fiscal year 2002. Approximately $0.1 million of the increase in gross profit was due to changes in product mix and approximately $0.7 million was due to the increase in revenue.

For the six months ended June 30, 2003, operating income increased by more than $2.5 million, or 219.7%, as compared to the same period in the prior fiscal year. The increase for the six-month period was mainly due to the increase in gross profit of $0.8 million and by $1.7 million in lower operating expenses. Significant cost reductions occurred in sales and marketing and the research functions since the third quarter of 2002, which are reflected in the current year’s financials.

International Operations. For the six months ended June 30, 2003, revenue increased by approximately $0.4 million, or 1.9% as compared to the same period in the prior year. The increase in sales during the first half of 2003 was caused by a $0.5 million increase in revenue for the transportation market and by a $0.1 million decrease in revenue for the industrial market.

For the six months ended June 30, 2003 gross profit increased approximately $1.5 million, or 37.3%, as compared to the same period in fiscal year 2002. For the six-month period, approximately $1.4 million of the increase in gross profit was due to changes in product mix and approximately $0.1 million was due to the increase in revenue.

For the six months ended June 30, 2003, operating income increased by more than $1.2 million, or 471.1%, as compared to the same period in the prior fiscal year. The increase for the six-month period was mainly due to the increase in gross profit of $1.5 million partially offset by $0.3 million in higher operating expenses.

Corporate Expenses. Corporate expenses consist of general and administrative expenses at the corporate level to support our operating segments in areas such as executive management, finance, human resources, management information systems, legal services and investor relations. As of May 1, 2002, the amortization of goodwill and other intangible assets is no longer recorded as a corporate expense due to the implementation of Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets. For the six months ended June 30, 2002, approximately $0.3 million of amortization of goodwill and other intangibles were charged to corporate expense. Expenses for the six months ended June 30, 2003 were approximately $0.4 million less than the corresponding periods of 2002, reflecting a $0.1 million reduction in the level of expenditures for corporate expenses excluding the effect of the amortization of goodwill.

Interest Expense. Net interest expense for the six months ended June 30, 2003 was approximately $1.2 million compared to net interest expense of approximately $0.2 million for the corresponding period of 2002, an increase of $1.0 million, or 500%. This increase was primarily due to $0.5 million in amortization of warrant costs, $0.1 million in fees and interest costs in connection with bridge loans made in 2003, and $0.2 million in higher interest costs and commitment fees from Bank of America. In addition, average monthly cash balances during the first six months of 2002 were approximately $20.0 million as a result of private equity placements in January and May of 2002 that provided total cash proceeds of approximately $40.0 million. Consequently, interest income during the six months ended June 20, 2002 exceeded interest income for the corresponding period of 2003 by $0.2 million.

Provision For Income Taxes. The estimated effective annual tax rate of 40% for fiscal year 2003 approximates the previous year’s tax rate of 40% excluding the effect of a $24.0 million valuation allowance recognized in the fourth quarter of 2002. The effective tax benefit rate represents the federal statutory income tax rate, state income taxes and foreign income taxes increased by research and development credits. For the six-month period ended June 30, 2003, we had a federal research and development tax credit carryforward available for federal income tax purposes of approximately $6.2 million that, if not used, expires between 2010 to 2022. Federal net operating loss carryforwards of $66.5 million expire between 2020 and 2021. Additionally, we have an alternative minimum tax credit carryforward available for federal income tax purposes of approximately $0.2 million and a foreign tax credit of $0.7 million that expires in December 2003 if not utilized. We also have research and development credit carryforwards for state income tax purposes of approximately $4.4 million, which do not expire for tax reporting purposes. State net operating loss carryforwards of $29.1 million expire between 2010 and 2012. In December 2002, we recognized a $24.0 million valuation allowance based on the weight of available evidence that a portion of these deferred tax assets would not be realized within the next three years, notwithstanding that some of these assets may have longer lives under applicable tax laws. At June 30, 2003 the total amount recognized as net deferred tax assets $9.7 million, net of a valuation allowance of $24.0 million. We believe that, based on our history of prior operating earnings, our completed spin-off of Quantum and our expectations for the future, our operating income will more likely than not be sufficient to recognize fully the net deferred tax assets within the next three years. Future adverse changes in market conditions, poor operating results or a decline in our projections about future profitability may affect our assessment of the adequacy of the reserve. In the event that we determine that it is more likely than not that we would be unable to realize an additional portion of our net deferred tax asset, an additional adjustment to the deferred tax asset valuation allowance would be charged to income in the period such determination was made.

Discontinued Operation. As a result of the spin-off of Quantum, we no longer hold any continuing interest in Quantum. Under the provisions of SFAS No. 144, the results of operations of Quantum are presented as a discontinued operation in our condensed consolidated statements of operations. Losses from the discontinued operation, net of a tax benefit, were approximately $8.8 million for the six months ended June 30, 2002, and include net revenue of approximately $12.4 million for the six months ended June 30, 2002.

Eight-Month Periods Ended December 31, 2002 and 2001

Net revenues and operating income for our reporting segments for the eight-month period ended December 31, 2002 (“2002”) or “transition period” and the corresponding period of 2001 are as follows:

	Revenues Eight Months Ended December 31,		Operating Income (Loss) Eight Months Ended December 31,
	2001	2002	2001	2002
	(in thousands)
U.S. Operations	$35,868	$33,151	$2,962	$1,751
International Operations	22,222	25,304	1,016	637
Corporate Expense	—	—	(4,443)	(3,460)
Intersegment Eliminations	(12,383)	(12,034)	199	(135)

Totals	$45,707	$46,421	$(266)	$(1,207)

The following table sets forth our product revenues by application across all reporting segments for the transition period and the corresponding period of 2001:

	Revenues Eight Months Ended December 31,
	2001	2002
Industrial	$28,455	$23,468
Transportation	17,252	22,953

Totals	$45,707	$46,421

During the transition period and the corresponding period of 2001, our revenue was generated in the following geographic regions by percent proportions:

	Eight-month Period Ended December 31,
	2001	2002
United States and Canada	42.7%	40.5%
Asia & Pacific Rim	10.9%	10.7%
Europe	30.3%	23.0%
Latin America	16.1%	25.8%

Net revenue increased $0.7 million, or 1.6%, to $46.4 million in the transition period from $45.7 million in 2001. The revenue increase was primarily due to a $5.7 million increase in net sales of our products to the transportation market partially offset by a $5.0 million decline in net sales of our products to the industrial market. The decline in the industrial market was due primarily to the continued economic slowdown affecting the industrial markets in the United States, particularly following the events of September 11, 2001. We believe our sales into the transportation market have continued to grow, particularly in Mexico, due to a favorable price differential between conventional and alternative fuels.

Our operating loss increased by approximately $0.9 million, or 352.5%, from a $0.3 million loss in 2001 to a $1.2 million operating loss in 2002. The increase in operating loss in 2002 is due primarily to reduced gross profit on product shipments from both the U.S. and International operations partially offset by reduced expenses for research and development and selling, general and administrative expenses.

U.S. Operations. Net revenues from U.S. Operations decreased $2.7 million, or 7.6%, to $33.2 million in the eight-month transition period ended December 31, 2002 from net revenues of $35.9 million in the same period in 2001. The decrease in sales during the current period is due primarily to a $9.0 million decline in gross revenue for the industrial market offset by a $6.3 million increase in revenues for the transportation market.

Gross profit in this segment decreased $2.5 million, or 24.7%, to $7.6 million in the transition period of 2002 from $10.0 million in 2001. Approximately $0.8 million of the decline in gross profit was due to a decline in revenue and approximately $1.7 million of the decline was due to comparably lower margins in the transportation market than the industrial market.

For the transition period ended 2002, operating income decreased by $1.2 million, or 41%, as compared to the same period in 2001. The reduction in operating profit was due to a reduction in gross profit of $2.5 million offset by a reduction in operating expenses of $1.3 million. Approximately $1.0 million of the reduction in operating expenses was due to lower research and development expenses.

International Operations. For the eight months ended December 31, 2002, net revenue increased by approximately $3.1 million to $25.3 million, compared to $22.2 million reported for the same period in the prior calendar year. The growth in revenue was due primarily to a 97% increase in revenues from our Mexican subsidiary offset by a reduction of 24% in revenues from our European subsidiary. By market segment, the increase in sales during 2002 was caused primarily by a $5.0 million increase in gross revenue from the transportation market offset by a $1.9 million decline in revenues from the industrial market.

Gross profit for the transition period of 2002 decreased approximately $0.4 million, or 5.9%, as compared to the same period in 2001. Approximately $1.2 million of the decline in gross profit was due to changes in product mix offset by approximately $0.8 million attributable to the increase in revenue.

During the transition period of 2002, operating income decreased by approximately $0.4 million, or 37.3%, as compared to the same period in the prior calendar year. The reduction in operating profit was due to a reduction in gross profit of $0.4 million.

Corporate Expenses. During 2001, approximately $0.5 million of amortization of goodwill and other intangibles was charged to corporate expense. Corporate expenses for 2002 were approximately $1.0 million less than the corresponding period of calendar year 2001 and are attributable to legal and consulting expenses totaling approximately $1.2 million that were incurred during 2001 in connection with Quantum spin-off costs and an S-3 registration statement filing that was withdrawn on September 20, 2001 offset by higher one-time expenses for severance, accelerated accruals for audit fees and investor relations expenses due to the change in the fiscal year and not recognized in the eight months ended December 31, 2001, and other non-recurring expenses related to employee training expenses, insurance and administrative costs.

Interest Expense. Net interest expense for 2002 was $0.7 million compared to $0.8 million for the corresponding period of 2001. As of December 31, 2002 and April 30, 2002, total amounts due for bank lines of credit and term loans were $14.2 million and $19.4 million, respectively.

Provision For Income Taxes. We established a $24.0 million valuation allowance for deferred tax assets in 2001, which affected our estimated effective annual tax rate of 1,111.7% for the transition period ended December 31, 2002. We believe it is more likely than not that a portion of our deferred tax asset will not be realized and established a reserve for those assets that are not likely to be utilized in the next three years, notwithstanding that some of these may have longer lives under applicable tax laws. Federal net operating loss carryforwards of $66.5 million expire in 2020 and 2021. We have federal and state research and development credit carryforwards aggregating approximately $10.9 million. Federal research and development credits totaling $6.2 million expire from 2008 to 2020. State research and development credits of $3.6 million have no expiration. As of December 31, 2002, the deferred tax asset, net of the $24.0 million reserve, was $9.4 million.

Discontinued Operation. We completed the spin-off of Quantum on July 23, 2002. The loss from discontinued operation during the transition period ended December 31, 2002 was $5.2 million or $3.1 million, net of a $2.1 million tax benefit. For the same period ended December 31, 2001, the loss from discontinued operation was approximately $28.7 million or $17.2 million, net of a $11.5 million tax benefit.

Years Ended April 30, 2001 and 2002

Net revenues and operating income for our reporting segments for the twelve-month period ended April 30, 2001 and 2002 are as follows (in thousands):

	Revenues Fiscal Year Ended April 30,		Operating Income (Loss) Fiscal Year Ended April 30,
	2001	2002	2001	2002
U.S. Operations	$66,925	$52,055	$11,138	$3,416
International Operations	31,132	32,773	1,387	599
Corporate Expense	—	—	(5,862)	(6,807)
Intersegment Eliminations	(17,518)	(17,152)	(53)	393

Totals	$80,539	$67,676	$6,610	$(2,399)

Net revenue decreased $12.8 million, or 15.9%, to $67.7 million in the twelve-month period ended April 30, 2002 from $80.5 million in the twelve-month period ended April 30, 2001. This decrease was primarily due to the decline in sales of conversion kits and components to the material handling market, which were attributable to unfavorable economic conditions.

The following table sets forth our product revenues by application across all reporting segments:

	Revenues Fiscal Year Ended April 30,
	2001	2002
Industrial	$54,114	$43,081
Transportation	26,425	24,595

Totals	$80,539	$67,676

During fiscal years 2001 and 2002, our revenue was generated in the following geographic regions in the following percent proportions:

	Twelve-month Period Ended April 30,
	2001	2002
United States and Canada	55.0%	44.1%
Asia & Pacific Rim	13.0%	9.9%
Europe	20.2%	27.8%
Latin America	11.8%	18.2%

U.S. Operations. Net revenues in this segment decreased $14.9 million, or 22.2%, to $52.1 million in the twelve-month period ended April 30, 2002 from $66.9 million in the twelve-month period ended April 30, 2001. Revenues were lower primarily due to the decline in sales of our products to the material handling market. We believe this decline in sales was caused by the current economic slowdown. The increase in our large stationary engine market was largely offset by the decline in our small industrial engine market.

Gross profit in this segment decreased $8.0 million, or 35.9%, to $14.3 million in the twelve-month period ended April 30, 2002 from $22.3 million in the twelve-month period ended April 30, 2001. The decline in revenues negatively impacted gross profit by $5.0 million. The remaining $3.0 million decline in gross profit was due to product mix consisting of a higher percentage of lower margin complete engine systems sales and lower margin sales to our foreign subsidiaries.

Operating income in this segment decreased $7.7 million, or 69.4%, to $3.4 million in the twelve-month period ended April 30, 2002 from $11.1 million in the twelve-month period ended April 30, 2001. This decrease was due to lower gross profits offset by a net $0.3 million reduction in operating expenses.

International Operations. Net revenues in this segment increased by $1.7 million, or 5.5%, to $32.8 million in the twelve-month period ended April 30, 2002 from $31.1 million in the twelve-month period ended April 30, 2001. In the twelve-month period ended April 30, 2002, net revenues increased $4.1 million at our Mexico subsidiary, $0.7 million in Asia, and $0.4 million at our European subsidiary. These increases were partially offset by decreases of $2.5 million at our Australian subsidiary and $1.0 million at our Japan subsidiary. In the twelve-month period ended April 30, 2002, revenues for our International Operations segment would have increased an additional $0.4 million if not for the strengthening of the U.S. dollar. A strong U.S. dollar has a negative effect on the conversion of foreign currency denominated sales.

Gross profit in this segment decreased $0.6 million, or 6.2%, to $8.3 million in the twelve-month period ended April 30, 2002 from $8.9 million in the twelve-month period ended April 30, 2001. Gross profit declined $1.1 million due to lower margins due to differences in product mix, which was partially offset by a $0.5 million increase in gross profit due to higher revenues.

Operating income for this segment decreased $0.8 million, or 57.1%, to $0.6 million in the twelve-month period ended April 30, 2002 from $1.4 million in the twelve-month period ended April 30, 2001 as all foreign subsidiaries except due to the Mexico experienced lower operating income. This was primarily a result of lower gross margins higher cost of U.S. goods purchased with their weakening local currencies. Additionally, we added marketing and technical personnel to support new and expanding markets in Asia, which resulted in increased operating expenses in the twelve-month period ended April 30, 2002 as compared to the twelve-month period ended April 30, 2001.

Corporate Expenses. Corporate expenses for the twelve-month period ended April 30, 2002, include amortization of goodwill and other intangible assets. Corporate expenses increased $0.9 million, or 15.3%, to $6.8 million in the twelve-month period ended April 30, 2002 from $5.9 million in the twelve-month period ended April 30, 2001. During the twelve month period ended April 30, 2002, the increase in corporate expenses were attributable to $1.2 million in legal fees and consulting services primarily related to Quantum spin-off costs and our Form S-3 filing in connection with a follow-on equity offering, which was withdrawn on September 20, 2001.

Interest Expense (Net). Net interest expense increased by $0.8 million, to $0.9 million, in the twelve-month period ended April 30, 2002 from $0.1 million in the twelve-month period ended April 30, 2001. The increase was primarily due to a higher outstanding balance from our line of credit with Bank of America, as compared to the interest income generated from the proceeds of the July 2000 equity offering in the first quarter of the prior fiscal year.

Provision for Income Taxes. The estimated effective annual tax benefit rate of 40% for the twelve-month period ended April 30, 2002 was less than the tax benefit rate of 41% in the twelve-month period ended April 30, 2001. The effective tax benefit rate represents the federal statutory income tax rate, state income taxes and foreign income taxes increased by research and development credits. For the twelve-month period ended April 30, 2002, including the effects of the discontinued operation, we incurred a $45.5 million loss before income taxes and minority interest. Also, we had federal and state research and development credit carryforwards aggregating approximately $10.7 million. Federal research and development credits totaling $6.4 million expire from 2010 to 2022. State research and development credits of $4.2 million have no expiration date. As of April 30, 2002, the net deferred tax asset was $31.9 million.

Discontinued Operation. Prior to the completed spin-off of Quantum on July 23, 2002, the loss from discontinued operation during the fiscal year ended April 31, 2002 was $41.7 million, or $25.0 million net of a $16.7 million tax benefit. For the same period ended April 30, 2001, the loss from discontinued operation was approximately $28.6 million, or $16.8 million net of a $11.8 million tax benefit.

Fiscal Years Ended April 30, 2001 and 2000

Net revenues and operating income for our reporting segments for the fiscal years ended April 30, 2000 and 2001 are as follows:

	Revenues Fiscal Year Ended April 30,		Operating Income (Loss) Fiscal Year Ended April 30,
	2000	2001	2000	2001
U.S. Operations	$76,831	$66,925	$19,451	$11,138
International Operations	29,991	31,132	2,623	1,387
Corporate Expense	—	—	(6,360)	(5,862)
Intersegment Eliminations	(16,347)	(17,518)	(425)	(53)

Totals	$90,475	$80,539	$15,289	$6,610

The following table sets forth our revenues by application across all reporting segments:

	Revenues Fiscal Year Ended April 30,
	2000	2001
Industrial	$53,758	$54,114
Transportation	36,717	26,425

Totals	$90,475	$80,539

During fiscal years 2000 and 2001, our revenue was generated in the following geographic regions in the following percent proportions:

	Year Ended April 30,
	2000	2001
United States and Canada	54.5%	55.0%
Asia & Pacific Rim	10.6%	13.0%
Europe	15.6%	20.2%
Latin America	19.3%	11.8%

Net revenue decreased $9.9 million, or 11.0%, to $80.5 million in fiscal year 2001 from $90.5 million in fiscal year 2000. Revenues into the industrial marketplace, which consisted of forklifts, material handling engine systems, and large industrial engine systems increased slightly by 0.7% to $54.1 million while revenues into the transportation marketplace declined by 28% to $24.4 million. This decrease was primarily due to short-term declines in the transportation aftermarket end use due to less favorable alternative fuel prices and the decline in small industrial engine sales related to year 2000 preparedness.

U.S. Operations. Net revenues from our United States Operations decreased $9.9 million, or 12.9%, to $66.9 million in fiscal year 2001 from $76.8 million in fiscal year 2000. Revenues were lower primarily due to an $8.1 million slowdown in sales to distributors in Mexico for transportation aftermarket sales. These lower shipments were caused primarily by reduced volumes in aftermarket public transportation programs, a reduction in prices due to increased competition and a reduction in demand in the Mexican market primarily due to higher propane prices. Additionally, revenues were lower due to a $4.5 million decline in small engine sales related to year 2000 preparedness. These decreases were partially offset by $4.5 million in higher sales of material handling engine systems and for large industrial engine end uses at our engine systems business.

Gross profit in this segment decreased $4.3 million, or 16.2%, to $22.3 million in fiscal year 2001 from $26.6 million in fiscal year 2000. The decline in revenues negatively impacted gross profit by $3.4 million. The higher percentage of sales to our foreign subsidiaries, which involve lower margins, adversely affected gross profit by approximately $0.8 million.

Operating income for this segment decreased $8.3 million, or 42.7%, to $11.1 million in fiscal year 2001 from $19.5 million in fiscal year 2000. This decrease was primarily due to lower gross profits of $4.3 million and higher application development expenses of $4.2 million as compared to the prior fiscal year. The increase in product application development expenses are primarily related to the development of the next generation fuel/engine management systems for the material handling and industrial engine market.

International Operations. Net revenues in this segment increased by $1.1 million, or 3.7%, to $31.1 million in fiscal year 2001 from $30.0 million in fiscal year 2000. In fiscal year 2001, revenues for our International Operations segment would have increased an additional $3.2 million, if not for the strengthening of the U.S. dollar. A strong U.S. dollar has a negative effect on the conversion of foreign currency denominated sales.

Operating income for this segment decreased $1.2 million, or 46.2%, to $1.4 million in fiscal year 2001 from $2.6 million in fiscal year 2000 as all foreign subsidiaries experienced lower operating income. This was primarily a result of lower gross margins due to the higher cost of U.S. goods purchased with their weakening local currencies. Additionally, we added marketing and technical personnel to support these aspects of the business, which resulted in increasing operating expenses compared to the prior fiscal year.

Corporate Expenses. Corporate expenses consists of general and administrative expenses at the corporate level to support our operating segments in areas such as executive management, finance, human resources, management information systems, legal services and investor relations. Additionally, amortization of goodwill and other intangible assets was recorded as a corporate expense. Corporate expenses remained flat from fiscal year 2000 to fiscal year 2001. Higher legal expenses of $0.6 million relating to our patent infringement lawsuit against GFI Control Systems, Inc., higher costs pertaining to investor relations of $0.2 million and higher personnel costs of $0.2 million relating to European business development activities were offset by high one-time legal expenses incurred in the previous year.

Interest Expense. Interest expense decreased $0.4 million, or 26.7%, to $1.1 million in fiscal year 2001 as compared with the $1.5 million reported in fiscal year 2000. $1.3 million in interest income offset interest expense in fiscal year 2001, which was attributable to the proceeds from our July 2000 equity offering that provided us with net proceeds equal to $53.5 million. We paid off the Bank of America working capital line of credit at the end of the first quarter, and we invested the remaining amount in short-term investments and money market accounts.

Provision for Income Taxes. We recorded an effective annual tax benefit rate of 41% for fiscal year 2001. The effective tax benefit rate represents the federal statutory income tax rate, state income taxes and foreign income taxes increased by research and development credits. For fiscal year 2001, including the effect of the discontinued operation, we had incurred a $23.0 million loss before income taxes and minority interest. We carried a portion of this NOL back to the prior two taxable years resulting in $1.5 million in tax refunds. Research and development credits, freed up by the NOL carryback, may be carried forward to future taxable years. At the end of fiscal year 2001, federal and state research and development credit carryforwards were $6.6 million. Federal research and development credits totaling $4.7 million expire between 2009 and 2021. State research and development credits of $1.9 million have no expiration. At the end of fiscal year 2001, our net deferred tax assets were $12.8 million.

Discontinued Operation. Prior to the completed spin-off of Quantum on July 23, 2002, the loss from discontinued operation during the fiscal year ended April 31, 2001 was $28.6 million or $16.8 million, net of a $11.8 million tax benefit. For the same period ended April 30, 2000, the loss from discontinued operation was approximately $9.2 million or $7.0 million, net of a $2.2 million tax benefit.

Liquidity and Capital Resources

Our ongoing operations are funded by cash generated from operations, debt financings and sales of our equity securities. In addition, these sources of cash provide for capital expenditures and research and development, as well as to invest in and operate our existing operations and prospective new lines of business.

As of June 30, 2003, our cash and cash equivalents totaled approximately $3.0 million, compared to cash and cash equivalents of approximately $2.0 million at December 31, 2002. During July 2003, we entered into an asset-based lending facility with a maximum credit limit of $12.0 million with LaSalle Business Credit, LLC and a senior subordinated secured note for $20.0 million with Bison Capital Structured Equity Partners, LLC. The proceeds from the debt facilities were used to refinance approximately $11.3 million Bank of America debt, to finance the deferred $7.0 million payment to complete the BRC acquisition and to provide additional working capital. On July 21, 2003, the Bank of America debt and accrued interest were paid in full, and on July 22, 2003, the $7.0 million deferred payment due to the equity holders of BRC was paid to complete the acquisition of BRC. In addition, in July and August of 2003, approximately $1.0 million was paid in principal and accrued interest to certain holders of short-term bridge loans. Approximately $2.1 million in bridge loans are still outstanding at June 30, 2003.

Advances made under the asset-based credit facility are based on a percentage of eligible inventory and accounts receivable balances. This line of credit has an initial three-year term and bears interest at prime plus 1%. There is no assurance that we will be able to borrow the maximum amount under the line of credit of $12.0 million, presently, or over the term of the facility. The lender has a secured interest in substantially all the U.S. assets of the Company. The senior subordinated secured note of $20.0 million has a four-year term and bears a fixed interest rate of 11.25%. The proceeds from the loan were approximately $17.3 million. The discount amount of $2.7 million is accounted for as a loan discount and will be amortized to interest expense over the term of the loan. This note is secured by the foreign assets of the Company.

Our ratio of current assets to current liabilities was 1.6:1.0 at June 30, 2003 and 1.5:1.0 at the end of our transition period at December 31, 2002. At June 30, 2003, our total working capital had increased by $3.4 million to $14.6 million from $11.2 million at December 31, 2002. This increase is due primarily to the classification of approximately $5.6 million of the Bank of America debt to long-term liabilities in accordance with SFAS No. 6, increases in accounts receivable of $1.4 million, cash of $1.0 million, other current assets of $1.4 million, and deferred taxes of $0.6 million, offset primarily by increases in accounts payable of $3.3 million, the issuance of bridge loans for $3.1 million.

Net cash provided by operating activities for the six-month period ended June 30, 2003 was $3.7 million, compared to $3.3 million used in operations for the six months ended June 30, 2002. The cash flow provided by operating activities for the six-months ended June 30, 2003 of $3.7 million resulted primarily from net income from continuing operations of $0.2 million, adjusted positively for depreciation allowance, amortization of interest expense, and minority interests in consolidated subsidiaries of $1.6 million. Additional positive cash flows were the result of a $3.3 million increase in accounts payable, and a $1.9 million increase in accrued expenses. These items were offset by a $0.4 million increase in inventory, a $1.4 million increase in net accounts receivable, and a $1.5 million increase in other assets. For the comparable six months ended June 30, 2002, cash used by operating activities was $3.3 million consisting of a net loss from continuing operations of $1.1 million, offset positively for depreciation allowance, deferred taxes provision for bad debts, and minority interest totaling $3.0 million. Other positive influences on cash flow from operations consisted of a $2.2 million decrease in inventory, a $1.9 million increase in accounts payable, and a $0.2 million increase in accrued expenses. Offsetting negative influences included a $6.0 million increase in accounts receivable and a $3.7 million increase in other assets.

Net cash used in investing activities in the six-month period ended June 30, 2003 was $5.8 million, an increase of $3.6 million from the six months ended June 30, 2002. This increase is due primarily to acquisition costs related to BRC totaling $4.8 million offset by a reduction in the purchase of capital equipment of $1.1 million.

Net cash provided by financing activities for the six-month period ended June 30, 2003 was $2.2 million or a decrease of $28.8 million from $31.0 million provided by financing activities in the six months ended June 30, 2002. This decline was due primarily to the net proceeds of approximately $40.0 million from our January and May 2002 private placements offset by 2002 payments on lines of credit and capital leases totaling $8.9 million. Financing activities in the first six months of 2003 were highlighted by the issuance of $3.1 million in bridge loans offset by payments on credit facilities totaling $1.7 million.

For the six months ended June 30, 2003, net cash provided totaled $1.0 million after the effect of translation adjustments of $0.9 million. For the six months ended June 30, 2002, the net increase of cash was $20.1 million consisting of $25.5 million provided by continuing operations and $0.9 million attributed to foreign currency translation adjustments, offset by $6.3 million used in discontinued operation.

At June 30, 2003, the Bank of America credit facility was secured by substantially all of our assets. In June 2003, the credit facility with Bank of America was amended to extend the maturity date of our line of credit to July 15, 2003 and to accelerate the maturity date of all other Bank of America facilities to July 15, 2003. The amendment also waived the earnings before interest, tax, depreciation, and amortization and the debt service coverage service ratio. On July 21, 2003 we completed the refinancing of the Bank of America debt and secured additional financing to complete the 50% acquisition of BRC. All of the amounts outstanding under the Bank of America agreements including accrued interest were settled in full.

Our subsidiary in the Netherlands has a Euro 2.3 million (US$2.6 million at June 30, 2003) credit facility with Fortis Bank. At June 30, 2003, there was no outstanding balance under this credit facility.

Our subsidiary in Japan has a ¥64 million (US$0.5 million at June 30, 2003) short-term loan facility with the Hong Kong and Shanghai Banking Corporation Ltd., Osaka Branch. At June 30, 2003, a balance of US$0.5 million was outstanding.

On October 3, 2002, we entered into an option agreement with the equity holders of BRC under which we were granted an option to acquire a 50% ownership interest in BRC, a 100% owner of M.T.M., S.r.l. of Italy (“MTM”), for approximately $23.8 million, which included the issuance of approximately 2.3 million shares of Company common stock (which the parties acknowledged and agreed were valued at $10.0 million). We announced on May 8, 2003 that the purchase of 50% of BRC was completed pending a $7.0 million payment that represented a deferred portion of the purchase price due on September 30, 2003. On July 22, 2003, in conjunction with the refinancing of our Company, the deferred payment of $7.0 million was paid to the equity holders of BRC consequently completing the 50% acquisition of BRC. As of June 30, 2003, we incurred acquisition costs of approximately $24.4 million and are shown on the consolidated balance sheet as part of investment in affiliates. The corresponding costs incurred as of December 31, 2002 totaled $12.5 million. As of June 30, 2003, we are currently completing the allocation of the purchase price of approximately $24.4 million to our share of the fair value of the acquired assets and liabilities as required by purchase accounting for acquisitions using the equity method.

Derivative Financial Instruments

We have used derivative financial instruments for the purpose of reducing our exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. We are not a party to leveraged derivatives and do not hold or issue financial instruments for speculative purposes.

Foreign Currency Management.    The results and financial condition of our international operations are affected by changes in exchange rates between certain foreign currencies and the U.S. dollar. Our exposure to fluctuations in currency exchange rates has increased as a result of the growth of our international subsidiaries. The functional currency for all of our international subsidiaries is the local currency of the subsidiary. An increase in the value of the U.S. dollar increases costs incurred by the subsidiaries because most of our international subsidiaries’ inventory purchases are U.S. dollar denominated. We monitor this risk and attempt to minimize the exposure through forward currency contracts and the management of cash disbursements in local currencies. At June 30, 2003, we had no currency forward contracts outstanding.

Interest Rate Management.    We seek to hedge our foreign currency economic risk by minimizing our U.S. dollar investment in foreign operations using foreign currency term loans to finance the operations of our foreign subsidiaries. The term loans are denominated in local currencies and translated to U.S. dollars at period end exchange rates.

We have used interest rate swap agreements with Bank of America to manage our exposure to interest rate changes and stabilize the cost of borrowed funds. When an agreement is executed, the swap is linked to a specific debt instrument. At December 31, 2002, we had approximately $4.4 million secured under a fixed interest rate agreement at a fixed interest rate of 10.6%. On March 24, 2003, the swap agreement with Bank of America was cancelled. At December 31, 2002, the fair value of our interest rate swap agreements were approximately $0.2 million, and was included as part of long-term debt on the consolidated balance sheet at December 31, 2002. We recognized the loss of fair value ($0.2 million) of this cash flow hedge, which had been carried as a component of accumulated other comprehensive income, as interest expense as of December 31, 2002.

Debt Obligations. The following table summarizes our debt obligations at December 31, 2002. The interest rates represent weighted average rates, with the period end rate used for the variable rate debt obligations. The fair value of the debt obligations approximated the recorded value as of December 31, 2002.

	2003	2004		2005		2006		Thereafter		Total	Fair Value 12/31/02
	(Dollars in millions)
Debt denominated in US dollars:
Line of credit	$5.9	$		$		$		$		$5.9	$5.9
Term loans, including current portion:
Variable rate	$6.8	$		$		$		$		$6.8	$6.8
Average interest rate	8.0%		%		%		%		%
Long term debt denominated in foreign currencies:
Euros
Line of Credit	$0.7	$		$		$		$		$0.7	$0.7
Japanese Yen
Line of Credit	$0.5	$		$		$		$		$0.5	$0.5
Interest rate derivative financial instruments:
Pay fixed/receive variable	$4.4	$		$		$		$		$4.4	$4.6
Average pay rate	5.6%		%		%		%		%
Average receive rate	1.4%		%		%		%		%

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, (“FIN 46”). FIN 46 introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The requirements for FIN 46, including its disclosures, apply immediately.

FIN 46 provides guidance for determining whether an entity qualifies as a variable interest entity (“VIE”) by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. If the entity does not qualify as a VIE, then the consolidation criteria is based on previously established accounting standards. Qualifying VIEs are covered by FIN 46 and are individually evaluated for consolidation based on their variable interests. FIN 46 requires consideration and estimates of a significant number of possible future outcomes of the VIE as well as the probability of each outcome occurring. Based on the allocation of possible outcomes, a calculation is performed to determine which party, if any, has a majority of potential negative outcomes (expected losses) or a majority of the potential positive outcomes (expected residual returns), with an emphasis on negative outcomes. That party, if any, is the primary beneficiary and is required to consolidate the VIE. We have evaluated the potential impact of FIN 46 as of June 30, 2003 and have concluded that there is no impact on our consolidated financial statements. We have evaluated the potential effect of FIN 46 as of June 30, 2003 and do not expect that there will be any material effect on our consolidated financial statements at July 1, 2003.

Quantitative and Qualitative Disclosures About Market Risk

Information relating to Quantitative and Qualitative Disclosures About Market Risk appear under the heading “Derivative Financial Instruments,” which is included above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Contractual Obligations

The following table contains supplemental information regarding total contractual obligations as of June 30, 2003. The capital lease obligations are undiscounted and represent total minimum lease payments.

	Payments due by period
Contractual Obligations	Total	Less Than One Year	2-3 Years	4-5 Years	More Than 5 Years
Revolving Line of Credit	$5,500,000	$5,500,000	—	—	—
Term Loan Payable	6,145,000	6,145,000	—	—	—
Notes Payable	3,050,000	3,050,000	—	—	—
Acquisition of Affiliate	7,000,000	7,000,000	—	—	—
Capital Lease Obligations	368,000	368,000	—	—	—
Operating Lease Obligations	5,539,000	1,736,000	$1,171,000	$906,000	$1,726,000
Employment Agreements	414,000	414,000	—	—	—

Total	$28,016,000	$24,213,000	$1,171,000	$906,000	$1,726,000

In July 2003, we completed the refinancing of the Bank of America debt for approximately $11.3 million and completed the 50% acquisition of BRC by making the $7.0 million payment to the BRC equity holders. As a result of the refinancing, our total contractual obligations increased to $34.1 million and have maturities of $5.6 million for the next twelve months, $5.9 million due in one to three years, $20.9 million due in four to five years, and $1.7 million due in more than five years.

BUSINESS

Overview

We design, manufacture and supply products and systems that control the pressure and flow of gaseous fuels for use in internal combustion engines. Our products and systems enable internal combustion engines to operate on gaseous fuels, including on natural gas or propane. Our products improve efficiency, enhance power output, and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. Additionally, we have extensive engineering, design and systems integration experience with our customers’ requirements for product performance, durability and physical configuration. Based on over 45 years of technology development and expertise in producing cost-effective, safe and durable fuel technology systems, we believe we are positioned to provide enabling products and technologies in the rapidly expanding alternative fuel industry.

Our customers use our components and systems on engines ranging from one to 4,000 horsepower. We provide gaseous fuel components and systems to the transportation market and the industrial market, which includes the material handling and stationary and portable power generation markets.

A number of original equipment manufacturers, or OEMs, in the transportation, industrial and power generation industries, who are our customers, are developing alternative clean power systems using clean burning gaseous fuels, which decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions in internal combustion engines. We offer the following products, kits and systems to these customers:

•	fuel delivery – pressure regulators, fuel injectors, flow control valves, and other components and systems designed to control the pressure, flow and/or metering of gaseous fuels;

•	electronic controls – solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;

•	gaseous fueled internal combustion engines – engines manufactured by OEMs that are integrated with our fuel delivery and electronic control systems; and

•	systems integration – services to integrate the gaseous fuel storage, fuel delivery and/or electronic control components and sub-systems to meet OEM and aftermarket requirements.

We have been producing and selling gaseous fuel delivery systems and products for over 45 years. We sell these systems and components directly to end users, OEMs and on the aftermarket through more than 400 distributors and dealers worldwide.

We were incorporated in Delaware in 1985 after having provided automotive and alternative fuel solutions in a variety of organizational structures since 1959.

Alternative Fuel Industry

Overview.

We focus on the alternative fuel industry. Three independent market factors – economics, energy independence and environmental concerns – are driving the development of alternative fuel industry technology and markets. We believe the historic price differential between propane or natural gas and gasoline drives the economics of the alternative fuel market. The price of clean fuels such as natural gas or propane is typically 40% to 60% that of traditional liquid fuels such as gasoline. By converting an internal combustion engine to run on propane or natural gas customers can capitalize on the fuel price differential and reduce harmful vehicle emissions.

End users typically can recoup the cost of the conversion within six to eighteen months, depending on the fuel cost disparity prevailing at the time. Transportation companies in various countries, including Australia, Mexico, India and China, are also taking advantage of these economics.

Among our most active customers are taxi companies, transit and shuttle bus companies, and delivery fleets such as Coca-Cola, Frito-Lay, Pepsi Cola and United Parcel Service. Small and large industrial engine users in the power generation market capitalize on the cost benefits of using alternative fuels and their low-pollutant capabilities. For example, forklift users often operate equipment indoors where toxic emissions are a concern. In all these situations, it is relatively easy to establish centralized fueling stations. Because of the global price differential in favor of gaseous fuels compared to gasoline, their availability in third-world markets and their lower pollutants, the alternative fuel industry market potential is growing rapidly. Approximately 30% of our revenues are derived from sales outside the United States, of which Europe accounted for 15% of sales for the six-month period ended June 30, 2003.

In addition to economics, energy independence is a significant driver for the alternative fuel market. Many countries have significant natural gas reserves and seek to use alternative fuels to reduce their dependence on imported oil and reduce their unfavorable balance of payments. Natural gas is generally consumed domestically since it is difficult to transport internationally in a gaseous state and liquefying natural gas tends to be costly. Implementing OEM alternative fuel vehicles that operate on natural gas or propane can lessen the demand for gasoline. For example, the Egyptian and Chinese governments realized that rather than relying solely on petroleum for its transportation needs, each could use natural gas in vehicles to free some of its oil production for export.

Governmental emission regulations, which support the use of clean burning alternative fuels, are also expanding industry growth. The negative environmental impact associated with liquid fossil fuels further increases the demand for systems that use clean burning fuels. Internal combustion engines are a major source of air pollution, which has led to increased government regulation and oversight on vehicle and industrial engine emissions. The U.S. Department of Energy estimates that conventional motor vehicles fueled with natural gas emit 80% less carbon monoxide and nitrogen oxide than vehicles fueled by reformulated gasoline. Most major international cities are experiencing significant pollution from gasoline and diesel emissions. These cities also have the largest concentrations of fleet operators, and many of these cities are taking steps to reduce emissions, typically by implementing natural gas or propane-fueled vehicles. For example, in Mexico City the government has taken steps such as prohibiting the use of certain vehicles on designated days of the week.

In the United States, legislative and administrative policies such as the Comprehensive National Energy Strategy, the Clean Air Act Amendments of 1990; the Energy Policy Act of 1992; and the Organization for Economic Cooperation and Development (OECD) Environmental Committee’s Report on Environmentally Sustainable Transport provide goals for energy efficiency and coupled with the Environmental Protection Agency and the California Air Resource Board’s Large Spark Ignited Off-Highway Emission regulation for industrial equipment afford strict emission standards and promote the development and implementation of alternative fuels and related technologies. All states, including California, Massachusetts, New York and Texas, have also adopted legislation targeted at reducing harmful emissions from motor vehicles, industrial equipment, industry and consumer products. In addition, several countries, including Argentina, Canada, China, Colombia, Egypt, France, Germany, Greece, India, Italy, Mexico, Russia and the United Kingdom, have enacted air pollution regulations or programs favoring the use of alternative fuels, including gaseous fuels such as low-carbon content propane and natural gas.

Markets.

IMPCO is directly involved in three key-energy use market segments (transportation, industrial equipment and power generation equipment), which have seen growth in the use of clean-burning gaseous fuels in association with other lower-emission fuel-components.

Transportation . According to the most recent statistics from the World LP Gas Association, the International Association for Natural Gas Vehicles (IANGV) and the European Natural Gas Association, there are over 5.7 million gaseous fuel vehicles in use worldwide: either for personal mobility, fleet conveyance or public transportation. As the world’s vehicle population increases from 800 million to over 1.3 billion by 2020, most growth will occur in developing countries within Asia, North Africa, and areas of the Middle East. These regions currently have the lowest ratio of vehicles per one thousand people, and are slated to grow rapidly over the next ten years as economic improvements stimulate personal vehicle ownership.

The Energy Information Administration of the U.S. Department of Energy, the World Bank, the Office of Economic and Community Development, the fifteen countries of the European Union (EU15) and the Asian Development Bank suggests that interest in expanding the use of alternative fuel vehicles is mounting in many parts of the developed and developing world. Growth projections, reported by the Energy Information Administration and the IANGV in comparison with current data available from the European Natural Gas Vehicle Association, indicate that over two million additional alternative fuel vehicles will be introduced worldwide by 2010. In Europe, alternative fuel vehicles have rapidly penetrated the transportation market. The European Union’s four largest natural gas-consuming members, the United Kingdom, Germany, France, and Italy, all have introduced incentives for gaseous-fueled vehicles. The European Union has established a target to replace 20% of their liquid fueled vehicles with gaseous fuels by 2020. The Mexican Regulatory Commission of Energy estimates that Mexico will be able to increase the use of natural gas vehicles from 2,000 in 2000 to 100,000 by 2008.

The Asia region is emerging as a significant growth market for alternative fuel vehicles. China, already the world’s second-largest energy consumer, will continue to grow in importance on world energy markets as strong economic growth drives up demand.

Industrial . Equipment such as forklifts, aerial platforms, sweepers, turf equipment, light-duty construction equipment, mobile wood-processing equipment and other mobile industrial equipment have long been the workhorses of developed countries, and are a significant portion of IMPCO’s global activities. With developed countries such as the United States and the EU15 seeking a broader incorporation of emission sources in an attempt to further reduce air pollution, many countries have and will legislate emission standards for this type of equipment. In the United States, the Environmental Protection Agency has enacted emission regulations for industrial off-highway equipment starting in 2004 that follows suit with California’s Large Spark Ignited mobile off-highway emission regulation initiated in 2001.

In North America alone there are more than 100,000 pieces of industrial equipment manufactured each year that use internal combustion engines. With new emission regulations being imposed, these OEMs will require advanced technologies that permit the use of gaseous fuels in order to satisfy not only the regulation, but also the customers’ requirements for durability, performance and reliability. IMPCO has developed and is currently supplying a series of advanced technology fuel systems to the industrial OEM market under the brand name Spectrum. IMPCO and its industrial brands focus on serving over 70% of the market with fuel systems, services and emission certified engine packages.

Power Generation . The World Energy Outlook 2002 projects the global primary energy demand will increase by 1.7% per year from 2000 to 2030, reaching 15.3 billion tons of oil equivalent. Even though the earth’s energy resources are adequate to meet this demand, the amount of investment that will be needed for these resources to be exploited is significantly higher than has occurred in the past. For example, investment needs in the power sector are expected to be almost three times larger over the coming three decades than over the last three. Investment in the oil industry will also have to rise sharply, as demand rises and the surplus capacity in crude oil production and refining that has characterized the industry since the 1970s is used up. Gaseous fuels such as propane and natural gas have significant reserves available worldwide which are less costly to refine compared to crude oil and have historically been less expensive than liquid fuels. Countries like China, for example, are actively developing their infrastructure to utilize their natural gas reserves rather than import liquid fuels.

Competitive Advantages

We believe we can develop a technological leadership position in the alternative fuel industry based on our history of success in the designing, manufacturing and commercializing advanced fuel delivery systems and components, our relationships with leading companies in transportation and industrial markets, our financial commitment to research and development and our proven ability to develop and commercialize new products. We believe our competitive strengths include:

Industry Leader. We have derived a technology and product leadership position from the broad application and integration of our technologies and enabling systems into the established and expanding alternative fuel industry. Over the past nine years we have invested approximately $130 million in research and development. This investment, coupled with our history and experience in this industry, has provided us with a strong technology base for new product innovation for internal combustion engines, particularly in our industrial markets. Additionally, we believe our acquisition of an equity stake in BRC will expand our technology and product leadership position. BRC has been developing, manufacturing and marketing alternative gaseous fuel products and systems for automobiles for more than 20 years.

Proven Manufacturing Methods. We have more than four decades of experience in the manufacture, development and integration of alternative fuel technologies and products. We currently maintain manufacturing and production facilities in the United States, Europe, Mexico and Australia, which produce a broad range of products and services, including components, systems and specialty vehicle assembly. Our U.S., Australian and European facilities have achieved ISO-9000 or QS-9000 certification. QS-9000 is the common supplier quality standard for Chrysler Corporation, Ford Motor Company and General Motors. QS-9000 applies to suppliers of production materials, production and service parts, heat-treating, painting and plating and other finishing services. ISO-9000 is a set of three individual, but related, international standards on quality management and quality assurance. These standards were developed to document effectively the quality controls necessary to maintain efficient systems.

Strong OEM Customer Relationships. We currently sell products to more than 100 OEM customers in domestic and international alternative fuel markets. To date, we have sold over four million fuel systems or sub-systems globally to our customers. We believe that the successful historic use of our products and our reputation as a leader in our industry provides a strong competitive position.

Established Systems Integration Expertise. As more OEMs seek to reduce costs by outsourcing key tasks and reducing the number of suppliers, we have focused increasingly on capturing additional revenue opportunities by expanding our systems integration capabilities. In 1998, we established our Industrial Engine Systems business in Sterling Heights, Michigan, which provides systems integration of our low-emission products for engines that are subsequently sold to industrial OEMs. We believe that our systems integration expertise, together with our proprietary and patented technologies, give us a significant advantage in the alternative fuel markets.

Positioned for Global Growth. With ten foreign facilities and over 400 distributors and dealers in more than 30 countries outside the United States, we believe that we are positioned to capitalize on global growth opportunities. We believe that the alternative fuel markets will grow dramatically internationally, particularly in China, India, Japan, Mexico and Southeast Asia, because of the existing urban pollution problems and economics that favor alternative fuels versus gasoline. Our 50% equity purchase of BRC strengthens our global position by adding an additional 200 distributors and dealers in all 15 European nations, as well as ten Eastern European countries, and a number of developing countries including Brazil, Argentina, Chile, Australia, India, China, Thailand and South Korea.

Business Strategy

We believe that the successful execution of the following strategic objectives will enable us to maintain and expand our leadership position in the advanced fuel technologies industry.

Capitalize on our Strong Technology Leadership Position. We are a leading developer and manufacturer of fuel metering and electronic control systems for the alternative fuel industry. Management believes our position results from our current technology advantage and our investment in research and development. Our investment has permitted us to develop and supply new technology and products to our target markets, which are transitioning to gaseous-fueled internal combustion engines, and management believes these trends will continue to grow as liquid fossil fuels become increasingly scarce and expensive to develop. We also plan to develop new technologies, including the technology of BRC, and expand our product and system integration capabilities to an increasingly larger and more diversified customer base.

Focus on Advanced Fuel Delivery Technologies and Related Products. We intend to focus on advanced electronic and fuel metering technologies and products. We plan to continue our research and product development in fuel delivery and electronic control systems for alternative fuels. We actively seek to establish joint development programs and strategic alliances with the major engine designers, manufacturers and industry leaders in these markets.

Develop and Expand Key Industry Relationships. We plan to utilize the successful technical and business relationships and reputation we have established worldwide with major industry leaders using alternative fuel products to enable us to establish and maintain strategic alliances, joint product development programs and joint ventures with these companies in our target markets. We will concentrate our efforts on broadening our OEM relationships in an effort to establish strong top-tier supplier positions based on our belief that OEMs will drive industry growth in the alternative fuel industry.

Expand and Broaden Systems Integration Expertise. We expect to continue to broaden our capabilities to provide integration, testing, validation and manufacturing of our products and systems into the transportation, material handling, stationary and portable power generation and general industrial markets. As more OEMs seek to reduce costs and shorten time to market by outsourcing key tasks and reducing numbers of suppliers, we are focused increasingly on capturing additional revenue opportunities by expanding into value-added services, such as systems integration. For example, we have established an industrial systems unit in Michigan to integrate for our products into engines that will be sold to industrial OEMs, who in turn will install these engines into end products.

Increase Bases of Business Operations and Distributor Network in High-Growth Global Regions. We plan to expand our operating network in high-growth regions, such as Asia, Europe and Latin America, to take advantage of significant growth opportunities that we believe exist in those areas. We intend to capitalize on these growth opportunities through acquisitions and joint ventures, strengthening of our distributor network and developing key local business and governmental support and recognition. In addition, our recent joint venture agreements with Minda Industries Limited India and with CNGC, a subsidiary of China National Petroleum Co., expand our presence in the Indian and Chinese markets, respectively. Additionally, we are developing working relationships with several foreign governments. We believe that working with local governments and establishing joint ventures with local business leaders is essential to expanding into international markets. For example, our discussions with government officials have led to our involvement in developing regulations in Mexico. Our 50% equity purchase of BRC further expands our presence in the European transportation market.

Expand our Global Manufacturing Operations. We plan to expand our manufacturing operations in the United States and Mexico by establishing manufacturing sites in low-cost locations with a continued focus on quality, timely delivery and operating efficiency. In addition, we anticipate that the manufacturing strengths of BRC, coupled with the additional product volume we hope to derive from the relationship, will result in productivity improvements.

Customers and Strategic Relationships

Our customers include some of the world’s largest OEMs and engine manufacturers, including Boss Manufacturing, Caterpillar, Clark, Cummins, Daewoo, Detroit Diesel, Ford Australia, GM Holden, Kohler, Komatsu, Mazda, Mitsubishi, Onan, Still and Toyota.

We are working with a number of these customers to address their future product and application requirements as they integrate more advanced, certified gaseous fuel systems into their business strategies. Additionally, we continually survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel industry to strengthen our global business position.

We have focused our strategic alliances on our marketing strategy and/or on our development strategy. Our marketing strategy seeks to expand the distribution channels for our gaseous fuel system technologies. Our development strategy is to advance the state of technology and its application.

Quantum Collaboration . Our three-year agreement with Quantum provides that we will collaborate with Quantum to identify and conduct research and development programs of mutual interest. As part of those research and development activities, we may develop technology and products separately or jointly with Quantum. The agreement also allows us to acquire and sell into our alternative fuel markets Quantum’s advanced technology products, including CNG storage tanks, fuel injectors, in-tank regulators and other products, for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial original equipment manufacturers, or “OEM” markets. For jointly developed products, we and Quantum will jointly own any patent or other intellectual property rights and will issue royalty-free cross licenses covering our respective markets. For separately developed products, each party will grant the other a right to sell the affected products in their respective markets. The developing party will retain sole intellectual property ownership.

We believe that the Quantum spin-off and the ongoing alliance will expedite the commercialization and integration of advanced gaseous storage and handling systems and products into our broader global alternative fuel markets, including automotive after-market, material handling, portable and stationary internal combustion engine-based power generation, and general industrial markets. In addition, we believe that the spin-off will enable IMPCO to optimize its growth strategies as a separate, stand-alone entity, based on its capitalization and financing requirements, acquisition strategies, working capital requirements, projected cash flows from operations and credit ratings.

Management plans to establish similar relationships with leading manufacturers by using our systems integration capabilities and our leading technology position in gaseous fuel products and systems.

Products and Services

Our products include gaseous fuel regulators, fuel shut-off valves, fuel delivery systems, complete engine systems, and electronic controls for use in internal combustion engines for the transportation, material handling, stationary and portable power generator and general industrial markets. In addition to these core products, which we manufacture, we also design, assemble and market ancillary components required for complete systems operation on alternative fuels.

All of our products are designed, tested and validated in accordance with our own internal requirements, as well as tested and certified with major regulatory and safety agencies throughout the world, including Underwriters Laboratories (UL) in North America and TÜV in Europe. The following table describes the features of our products:

Products	Features
Fuel Metering

•      Designed to operate on propane, natural gas or digester gas fuels

•      Electronic control overlays allow integration with modern emissions monitoring systems for full emissions compliance capability

•      Designed for high resistance to poor fuel quality

Fuel Regulation	• Reduces pressure of gaseous and liquid fuels • Vaporizes liquid fuels • Handles a wide range of inlet pressures

Fuel Shut-Off

•      Mechanically or electronically shuts off fuel supply to the regulator and engine

•      Available for low-pressure vapor natural gas and high-pressure liquid propane

•      Designs also incorporate standard fuel filtration to ensure system reliability

Electronics & Controls	• Provides closed loop fuel control, allowing integration with existing sensors to ensure low emissions • Integrates gaseous fuel systems with existing engine management functions

Engine-Fuel Delivery Systems	• Turnkey kits for a variety of engine sizes and applications • Customized applications interface per customer requirements

Full Systems

•      Complete vehicle and equipment systems for aftermarket conversion

•      Complete engine and vehicle management systems for heavy-duty engine on-highway truck and bus operation on natural gas

•      Complete engine and vehicle management systems for off-highway and industrial engines used for material handling, pumping and industrial applications
	•	internal combustion engines purchased from various OEM engine manufacturers and converted to operate on gaseous fuels
Services. We provide a broad range of services to both our product customer base and the broader service marketplace. These services fall into the following key areas:
Services		Capabilities
Design and Systems Integration	•	Strong team of applications engineers for component, system and engine level exercises providing support to customers in the application of our gaseous fuel products
	•	Applications engineering services for whole vehicle/machine integration outside of our products
	•	Full three dimensional design modeling and component rapid prototyping services

Certification	• •

Certification of component products and services in line with the requirements of California Air Resources Board for off-highway engines

Provide customers with the required tools to manage in-field traceability and other requirements beyond initial emission compliance

Testing and Validation	• • •	Component endurance testing Component thermal and flow performance cycling Engine and vehicle testing and evaluation for performance and emissions

Sub-System Assembly	• •	Pre-assembled modules for direct delivery to customers’ production lines Sourcing and integrating second and third tier supplier components

Training and Technical Service	• •

Complete technical service support, including technical literature, web-based information, direct telephone interface (in all major countries) and on-site support

Training services through sponsored programs at approved colleges, at our facilities worldwide and on-site at customer facilities

Service Parts and Warranty Support	• •	Access to service parts network, along with direct support in development of customers’ own internal service parts programs and procedures Warranty and replacement services for our customers worldwide

Sales and Distribution

We sell products through a worldwide network encompassing more than 400 distributors and dealers in over 30 countries and through a sales force that develops sales with OEMs and large end-users. We focus on two markets: 1) the industrial market which includes material handling OEMs and aftermarket and stationary and portable power generation OEMs and aftermarket, and 2) the transportation OEM and aftermarket. Of these markets, we believe that the greatest potential for immediate growth is in the Latin America and Asia Pacific regions in the transportation OEM and aftermarket and in North America in the industrial OEM and aftermarket.

For the six months ended June 30, 2003 and the eight-month transition period beginning May 1, 2002 and ending December 31, 2002, excluding the Quantum division, sales to distributors (including company-

owned distributors) accounted for 61% and 56% of our net revenue, respectively, and sales to OEM customers accounted for approximately 39% and 44% of our net revenue, respectively. During the both periods, sales to distributors accounted for a higher percent of total sales as compared to our previous fiscal year. This increase is due the increased percentage of our sales to international markets, which we accomplish through our company-owned distributors. Distributors generally service the aftermarket conversion business and small-volume OEMs and are generally specialized and privately owned enterprises. Additionally, many domestic distributors have been our customers for more than 30 years, and many of our export distributors have been our customers for more than 20 years.

Our company-owned distributors are included in our International Operations segment and consist of our subsidiaries located in Europe, Australia, Mexico, Japan, India and China, which are responsible for sales, application and market development and technical service. Additionally, these subsidiaries provide sales support, application development and technical support to aftermarket and OEM customers.

Manufacturing

We manufacture and assemble products at our facilities in Cerritos, California, Sterling Heights, Michigan and at our international facilities. Current manufacturing operations consist primarily of mechanical assembly or light machining. We rely on outside suppliers for parts and components and obtain components for products from a variety of domestic and foreign automotive and electronics suppliers, die casters, stamping operations, specialized diaphragm manufacturers and machine shops. For the six months ended June 30, 2003 and the eight-month transition period ended December 31, 2002, excluding the Quantum division, ten suppliers accounted for approximately 69% and 34% of our raw material purchases, respectively. During our fiscal years 2000, 2001, 2002, the transition period ended December 31, 2002 and the six months ended June 30, 2003, General Motors Corporation, and affiliates of General Motors, accounted for approximately 25%, 29%, 9%, 12% and 30% respectively, of purchases. During our fiscal years 2000, 2001, 2002, the transition period ended December 31, 2002 and the six months ended June 30, 2003, Rangers Die Casting Company accounted for approximately 20%, 12%, 8%, 8% and 13%, respectively, of purchases.

Material costs and machined die cast aluminum parts represent the major components of cost of sales. Coordination with suppliers for quality control and timely shipments is a high priority to maximize inventory management. We use a computerized material requirement planning system to schedule material flow and balance the competing demands of timely shipments, productivity and inventory management. All of our U.S. manufacturing facilities are ISO-9001 or QS-9001 certified.

Research and Development

In 2002, we opened a new research and development facility near Seattle, Washington, which is dedicated to the research and development of systems and products that support the use of gaseous fuels in internal combustion engines. This facility has sophisticated, state-of-the-art research laboratories, emissions control equipment, and testing equipment. Our research and development is focused on fuel delivery and electronic control systems and products for motor vehicles, engines, forklifts, stationary engines and small industrial engines.

We have the following technical capabilities:

•	Electronic Control Systems. Specialization in hardware design and selection, engine modeling, calibration and software design for engine and emission controls.

•	Mechanical Design and Development. Specialization in pneumatic, kinematics, hydraulic components and systems and advanced materials, structural, flow and thermal analysis.

•	Advanced Catalysts. Catalyst and emission testing.

•	Advanced Products. Injectors, pressure sensors and bi-directional mass flow sensors, fuel management, mass flow sensors for natural gas measurement and “smart” sensors using 8-bit micro-controllers.

•	Component and Subsystem Test Facilities. Extended vibrations, shock loads and accelerations, flow simulations and pneumatic leak checks.

We believe this facility is a critical component in our ability to maintain our technological leadership position in alternative fuel enabling systems.

We conduct alternative fuel application development at the following facilities:

•	Cerritos, California for the power generation market;

•	Seattle, Washington for the transportation market;

•	Sterling Heights, Michigan for the industrial market;

•	Rijswijk, Holland for the industrial and transportation market; and

•	Cheltenham, Australia for the transportation market.

These facilities encompass a total of approximately 100,000 square feet of laboratory space, and we have more than 50 employees at these facilities.

Competition

We are a leading provider of alternative fuel systems. We provide products and integrated services for all gaseous fuels in our target markets for use in all end user applications in the alternative fuel industry.

Our key competitors in gaseous fuel delivery products, accessory components and engine conversions markets include Aisan, GFI, Landi Renzo, Lovato, OMVL and Tartarini, which together with us account for a majority of the world market for alternative fuel products and services. These competitors compete with us primarily in the transportation markets. In the future, we may face competition from traditional automotive component suppliers, such as Bosch, Delphi, Siemens and Visteon, and from motor vehicle OEMs that develop fuel systems internally.

We believe that our competitive advantage over current and future competitors is our technology leadership derived from many years of experience with alternative gaseous fuels. Our current competitors typically focus on fuel injection and individual components. We are unique in being able to offer complete integrated fuel systems based on our own advanced technologies, including gaseous fuel storage, fuel metering, and electronic controls.

Product Certification

We must obtain emission compliance certification from the Environmental Protection Agency to sell certain of our products in the United States and from the California Air Resources Board to sell certain products in California. Each car, truck or van sold in the U.S. market must be certified by the Environmental Protection Agency before it can be introduced into commerce, and its products must meet component, subsystem and system level durability, emission, refueling and various idle tests. In California, both on-road and off-road vehicles have emission compliance regulation. We have also obtained international emissions compliance certification in Argentina, Australia, Brazil, Canada, Chile, Europe and Mexico.

We strive to meet stringent industry standards set by various regulatory bodies, including the Federal Motor Vehicle Safety Standards of the United States, the National Highway and Transportation Safety Administration, the National Fire Protection Association, Underwriters Laboratories and American Gas. Approvals enhance the acceptability of our products in the domestic marketplace. Many foreign countries also accept these agency approvals as satisfying the “approval for sale” requirements in their markets.

Intellectual Property

We currently rely primarily on patent and trade secret laws to protect our intellectual property. We currently have 13 U.S. patents and 26 foreign patents issued. Our U.S. patents began expiring in October 2002 and will expire on various dates until May 2020. We do not expect the expiration of our patents to have a material affect on our revenues.

We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. However, we cannot be sure that these intellectual property rights provide sufficient protection from competition. We believe that copyright, trademark and trade secret protection are less significant than our patents and that our growth and future success will be more dependent on factors such as the knowledge, ability and experience of our personnel, new product introductions and continued emphasis on research and development. We believe that establishing and maintaining strong strategic relationships with valued customers and OEMs are the most significant factors protecting us from new competitors.

Backlog

As of August 25, 2003, our backlog for our products was $11.8 million. We measure backlog for our product sales from the time orders become irrevocable, which generally occurs 90 days prior to the planned delivery date.

Employees

As of August 25, 2003, we employed approximately 376 persons. Of these employees, approximately 205 were employed by our U.S. Operations and 171 were employed by our International Operations. None of our employees are represented in a collective bargaining agreement. Management considers our relations with our employees to be good.

Facilities

Our executive offices and our Gaseous Fuel Products division are located in Cerritos, California. We currently lease additional manufacturing, research and development and general office facilities in the following locations set forth below:

Location	Principal Uses	Square Footage
Cerritos, California	Corporate offices; manufacturing; design, development and testing	105,000
Sterling Heights, Michigan	Sales, marketing application, development and assembly	78,000
Seattle, Washington	Research and development	26,000
Rijswijk, Holland	Sales, marketing application, development and assembly	16,000
Cheltenham, Australia	Sales, marketing application, development and assembly	15,000
Sydney, Australia	Sales, marketing and assembly	7,500
Mexico City, Mexico	Sales, marketing application, development and assembly	12,000
Gurgaon, India	Sales, marketing application, development and assembly	18,000
Longquanyi, China	Sales, marketing and assembly	14,000
Fukuoka, Japan	Sales, marketing and assembly	4,000

We also lease nominal amounts of office space in France, the United Kingdom and Queensland, Australia. We believe our facilities are presently adequate for our current core product manufacturing operations and OEM development programs and production.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. As of June 30, 2003, there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

MANAGEMENT

Executive Officers and Directors

Our directors and executive officers, their ages and present positions as of August 25, 2003 are as follows:

Name	Age	Position
Robert M. Stemmler	67	Chairman of the Board of Directors, President and Chief Executive Officer

Dale L. Rasmussen	53	Senior Vice President and Secretary

Brad E. Garner	40	Vice President and Chief Operating Officer, Americas, Asia/Pacific

Terry K. Clapp	59	Vice President and Chief Operating Officer, Europe, Middle East and Africa

Timothy S. Stone	42	Chief Financial Officer and Treasurer

Norman L. Bryan	61	Director

Nickolai A. Gerde	58	Director

Paul Mlotok	58	Director

J. David Power III	72	Director

Don J. Simplot	67	Director

Mariano Costamagna	52	Director

Robert M. Stemmler has served as our President and Chief Executive Officer since May 1993. He has also been a director since May 1993 and Chairman of the Board of Directors since June 1998. From December 1992 until July 1993, Mr. Stemmler was a full time consultant to the Company. He served as the Company’s General Manager from 1982 to 1985 and has held various management and executive positions throughout his career at Celanese Corp. (now Hoechst-Celanese), an international chemical and fibers manufacturer; A.J. Industries, a holding company for aircraft, trucking and heating equipment companies; and Sargent Fletcher Company, a manufacturer of military aircraft fuel tanks and in-flight refueling systems. He holds an M.B.A. degree from Seton Hall University and a B.S. degree in mechanical engineering from Washington University.

Dale L. Rasmussen has served as our Senior Vice President and Secretary since June 1989. He joined us in April 1984 as Vice President of Finance and Administration and Corporate Secretary. Prior to joining us, Mr. Rasmussen was a commercial banker for 12 years at banks that were acquired by Key Bank and U.S. Bank. He received his B.A. degree in Business Administration and Economics from Western Washington University and is a graduate of the Pacific Coast Banking School. Mr. Rasmussen serves as the Chairman of the Board of Directors of Quantum Fuel Systems Technologies Worldwide, Inc.

Brad E. Garner has served as our Chief Operating Officer since July 2003 and has previously served as General Manager & Director, Gaseous Fuel Products Division since April 2002. Mr. Garner joined IMPCO in July 1994 as Regional Sales Manager for the U.S. Midwest and Canada Regions. In February 1996, he was promoted to Manager of Applications & Field Engineering. Mr. Garner also held the roles of Engineering Manager and General Manager for the Industrial Engines business unit of the Gaseous Fuel Products Division. Prior to joining IMPCO, Mr. Garner held a position with Superior Propane as Senior Auto Propane Sales & Technical Manager. Prior to his employment at Superior, Mr. Garner was the owner and operator of Advanced Automotive Technology, one of the largest alternative fuels conversion centers in Canada. Mr. Garner is a graduate of Fanshawe College of Technology in Canada with an equivalent to an Associates Degree in Mechanical Engineering.

Terry Clapp has served as our Vice President and Chief Operating Officer, European, Africa and Middle East Operations, since July 2003. Mr. Clapp joined IMPCO in 2000 as Managing Director of Strategic Planning and Acquisitions and is based in Europe. Prior to joining IMPCO, Mr. Clapp was Managing Director, Acquisitions and International Business Development of the Mayflower Corporation, a UK international automotive engineering group. Prior to Mayflower, Mr. Clapp had over 16 years experience as Managing Director of companies where he was responsible for company turn-arounds, restructuring and integration of new acquisitions. Early in his career he worked for Shell and Xerox Corporation in the USA. Mr. Clapp holds a Masters Degree in English, Economics and Philosophy from Trinity College, Dublin, Ireland.

Timothy S. Stone has served as Chief Financial Officer & Treasurer since June 2003. He originally joined IMPCO in February 2000 and had been serving as corporate controller since July 2000 and as our acting Chief Financial Officer since August 2002. While at IMPCO, Mr. Stone has also had a leading role in matters concerning SEC and Nasdaq financial reporting regulations. Prior to joining IMPCO, Mr. Stone consulted for the Capital Guardian Trust Company in their personal investment management division and was a financial institution examiner with the Federal Deposit Insurance Corporation. Mr. Stone holds a BS degree in Finance from California State University Long Beach and an MBA degree in Finance and Economic Policy from the University of Southern California. Mr. Stone is a Chartered Financial Analyst. He is also a member of the Association of Investment Management and Research and member and previous director of the Orange County Society of Investment Managers.

Norman L. Bryan has served as a director since November 1993 and is Chair of the Audit Committee. He has been a consultant since January 1995. Mr. Bryan has been employed as the Senior Vice President of Sales and Marketing of EIT, Inc., an electric meter manufacturing company, since October 1998. Prior to retiring in 1994 from Pacific Gas and Electric Company, he was Vice President, Marketing from February 1993 until December 1994, and was Vice President, Clean Air Vehicles from February 1991 to February 1993. Mr. Bryan holds an M.A. degree in business from Stanford University and a B.S.M.E. degree in mechanical engineering from California State University in San Jose.

Nickolai A. Gerde was appointed a director of IMPCO in February 2003. Mr. Gerde is a former CPA, currently providing business and financial consulting services. He was previously the Vice President Finance and CFO of Pacific Aerospace & Electronics, Inc. a publicly-traded Nasdaq international aerospace supplier. He has held a number of senior financial management positions in both public and private businesses including telecommunications; economic development and business recruitment; manufacturing; long term healthcare; and public accounting. Mr. Gerde earned a cum laude bachelors degree from the University of Washington Business School, a summa cum laude associates degree from Bellevue Community College and served honorably in the U.S. Army in the U.S. and Europe. He has served on the boards of a number of civic organizations, recently completing a three-year board position on the Greater Wenatchee Valley Chamber of Commerce.

Paul Mlotok has served as a director since April 1997 and is Chair of the Compensation Committee. Mr. Mlotok is currently president of the Janaka Group, which focuses on management development. From 1995 until 2001, he was a Senior Practitioner with the consulting firm Global Business Network, which specializes in Strategic Planning. From 1989 to 1995, he was a Principal and oil industry analyst at Morgan Stanley & Co. He holds a B.A. degree in economics from Cornell University and a Ph.D. in economics from Brown University.

J. David Power III has served as a director since August 2000. He is the founder of J.D. Power and Associates where he has served as Chairman since 1996. Mr. Power has previously worked with Ford Motor Company, General Motors Corporation and J.I. Case Company. Mr. Power was a recipient of the Automotive Hall of Fame’s Distinguished Service Citation. Mr. Power serves as a director of The Cobalt Group, Inc. Mr. Power graduated from the College of Holy Cross, holds an M.B.A. degree from The

Wharton School of Finance at the University of Pennsylvania and holds honorary doctorate degrees from College of the Holy Cross, California Lutheran University and California State University, Northridge.

Don J. Simplot has served as a director since May 1978 and is Chair of the Nominating Committee. He is the President of Simplot Industries, Inc., which is engaged in agricultural enterprises, and is a Director member of the office of the chair of J.R. Simplot Company, which is also engaged in agricultural enterprises. Mr. Simplot is a director of Micron Technology, Inc., a publicly-traded designer and manufacturer of semiconductor memory components primarily used in various computer applications.

Mariano Costamagna has served as a director since June 2003. Mr. Costamagna is the Chief Executive of MTM s.r.l., an Italian corporation. MTM trades internationally under the brand name of BRC. The company was founded by the Costamagna family in the 1970s and Mariano Costamagna has held senior management roles in the company since its inception. His business career has been devoted to MTM s.r.l. Over the last decade Mariano and his brother Piero have assumed total control of the company as equal shareholders with Mariano as Managing Director responsible for the commercial aspects of the company and Piero responsible for engineering and production. Mr. Costamagna is also a member of the board of directors of four other related companies, which specialize in electronics, plastics, mechanical operations, and water polishing machines.

Committees of the Board

Current members of the Audit Committee are Norman L. Bryan (Co-Chair), Paul Mlotok and Nickolai A. Gerde (Co-Chair). The Audit Committee reviews with the Company’s independent auditors the scope, results and costs of the annual audit and the Company’s accounting policies and financial reporting. The members of the Audit Committee are “independent” as defined in Rule 4200(a)(14) of the listing standards of the National Association of Securities Dealers.

Current members of the Compensation Committee are Paul Mlotok (Chair), Don J. Simplot and J. David Power. The function of the Compensation Committee is to consider and propose executive compensation policies and to submit to the Board of Directors reports recommending compensation to be paid to the Company’s executive officers. The members of the Compensation Committee are “independent” as defined in Rule 4200(a)(14) of the listing standards of the National Association of Securities Dealers.

Current members of the Nominating Committee are Don J. Simplot (Chair), and Robert M. Stemmler. The Nominating Committee is responsible for recruiting and recommending candidates for membership on the Board of Directors.

Director Compensation

Each director who is not one of our employees is paid an annual fee of $10,000, plus out-of-pocket expenses. In addition, the Chairs of the Audit, Compensation and Nominating Committees are paid an annual fee of $5,000.

In the past, we granted options to purchase shares of Common Stock to each of the directors. Option exercise prices are the higher of (i) the average market value of the Company’s Common Stock for the 15 trading days following the date of grant and (ii) the market value of the Company’s Common Stock on the fifteenth trading day following the date of grant. Options are not assignable and vest cumulatively at the rate of 25% annually, beginning on the first anniversary date of grant. However, if a director dies, becomes disabled or retires at age 62 or later, then options vest at the rate of 25% for each full calendar year in which the director served. Options must be exercised while serving as a director or within three months following termination as director, unless termination results from death or disability, in which case options may be exercised during the one-year period following termination. In no event may options be exercised more than ten years after the date of grant.

Executive Compensation

The following table sets forth all compensation paid or accrued during the eight-month transition period ended December 31, 2002 and each of the Company’s last three fiscal years to our chief executive officer and our four other most highly compensated executive officers as of December 31, 2002. In this prospectus, we refer to these individuals as our Named Executive Officers.

Summary Compensation Table

			Annual Compensation			Long-Term Compensation
Name and Principal Position	Year		Salary($)(1)	Bonus($)		Securities Underlying Options(#)(2)	All Other Compensation($)
Robert M. Stemmler President and Chief Executive Officer	2002 2002 2001 2000	(t)	$249,231 360,000 332,423 308,233	$	— 100,000 101,000 127,000	140,000 25,000 20,520 452	$32,934 60,224 68,016 39,164	(3)

Dale L. Rasmussen Senior Vice President and Secretary	2002 2002 2001 2000	(t)	$103,846 140,462 133,789 125,000	$	— 80,000 28,000 33,000	110,000 25,000 10,440 452	$17,183 12,173 19,804 15,885	(4)

Brad Garner General Manager and Director Gaseous Fuel Products Division	2002 2002 2001 2000	(t)	$180,088 143,304 129,962 106,500	$	— 17,000 42,000 16,600	30,000 45,000 10,137 3,110	$11,022 16,345 8,587 6,773	(5)

Timothy S. Stone Chief Financial Officer and Treasurer	2002 2002 2001	(t)	$83,288 107,231 79,616	$	— 15,000 6,500	50,000 5,000 10,000	$11,215 14,975 6,809	(6)

Don L. Dominic(8) Former Vice President, General Counsel and Director Human Resources	2002 2002 2001 2000	(t)	$90,000 130,000 125,000 120,000	$	— 12,000 20,000 37,000	— — 458 452	$29,312 53,441 58,669 44,525	(7)

(t)	Transitional period for the eight-month period ended December 31, 2002.
(1)	Includes amounts deferred by executive officers pursuant to the Employee Savings Plan and Deferred Compensation Plan.
(2)	Includes options under the Company’s stock option plans.
(3)	Includes a group term life insurance premium of $10,668, an automobile allowance of $8,308, a matching contribution of $1,246 pursuant to the Employee Savings Plan, a matching contribution of $4,192 pursuant to the Deferred Compensation Plan and a Company-paid car lease of $8,521.
(4)	Includes a group term life insurance premium of $28, an automobile allowance of $8,308 and a matching contribution of $8,848 pursuant to the Employee Savings Plan
(5)	Includes a group term life insurance premium of $90, an automobile allowance of $8,308, and a matching contribution of $2,625 pursuant to the Deferred Compensation Plan.
(6)	Includes a group term life insurance premium of $12, a matching contribution of $2,949 pursuant to the Employee Savings Plan and a matching contribution of $8,254 pursuant to the Deferred Compensation Plan
(7)	Includes a group term life insurance premium of $594, an automobile allowance of $8,308, a matching contribution of $410 pursuant to the Employee Savings Plan and a consulting fee of $20,000.
(8)	Mr. Dominic resigned as an officer of IMPCO in December 2002.

Stock Option Grants

Option Grants in the Eight-Month Transition Period Ended December 31, 2002

The following table describes the options granted to the Named Executive Officers in the eight-month transition period ended December 31, 2002.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
Name	Number of Securities Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal Year (2)	Exercise or Base Price ($/Sh)	Expiration Date	5%($)	10%($)
Robert M. Stemmler	140,000	17.1%	$3.30	8/15/2012	$290,549	$736,309
Dale L. Rasmussen	110,000	13.4%	3.30	8/15/2012	228,289	578,529
Brad Garner	30,000	3.7%	3.30	8/15/2012	62,261	157,781
Don L. Dominic	—	—	—	—	—	—
Tim S. Stone	50,000	6.1%	3.30	8/15/2012	103,768	262,968

(1)	Options are granted at the fair market value of the Company’s Common Stock on the date of grant and vest cumulatively at the rate of 40% after the first two years following the date of the grant and 20% each year thereafter so that the employee is 100% vested after five years. However, if employment terminates due to death or disability, retirement at or after age 62, or termination without cause, then options vest at the rate of 25% for each full calendar year of employment. Options may be exercised only while an optionee is employed by the Company, or within three months following termination of employment. If termination results from death or disability, options may be exercised within one year of the termination date. In no event may options be exercised more than ten years after date of grant. In the event of a change of control of the Company, the Board of Directors may in its sole discretion give all or certain optionees the right to exercise all or any portion of their unvested options.
(2)	Based on an aggregate of 819,000 options granted to employees during the eight-month period ended December 31, 2002.
(3)	The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by SEC rules and do not represent the Company’s estimate or projection of future stock price performance.

Fiscal Year-End Option Values

Aggregated Option Exercises in the Eight-Month Transition Period Ended December 31, 2002

and Period-End Option Values

The following table sets forth information concerning stock option exercises during the eight-month period ended December 31, 2002 and the value of unexercised options held by the Company’s Named Executive Officers.

Name	Shares Acquired on Exercise(#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year- End(#)		Value of Unexercised In-the- Money Options at Fiscal Year- End(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert M. Stemmler	—	$—	399,744	178,006	$185,892	$194,600
Dale L. Rasmussen	—	—	76,113	141,779	35,280	152,900
Brad Garner	—	—	8,350	84,443	2,275	41,700
Timothy S. Stone	—	—	2,000	63,000	—	69,500
Don L. Dominic	—	—	26,249	1,025	12,040	—

(1)	Calculated by determining the difference between the fair market value of the Common Stock underlying the options on the date each option was exercised and the exercise price of the options.
(2)	Calculated by determining the difference between the fair market value of the Common Stock underlying the options on December 31, 2002 and the exercise price of the options.

Stock Incentive Plan

Our 2003 Stock Incentive Plan (the “Plan”) provides for the issuance of stock options and direct stock issuances covering up to 800,000 shares of our common stock. The maximum number of shares with respect to which options may be granted to any participant in any fiscal year of the company is 200,000 shares. In connection with a participant’s initial commencement of services with the company, a participant may be granted stock options for up to an additional 100,000 shares. The Plan administered by our board of directors or a committee appointed by the board of directors. Subject to the provisions of the Plan, the board or the committee will determine who will receive shares or options, the number of shares or options granted, the type of options granted (incentive or non-qualified), the manner of exercise and the exercise price of the options. As of August 25, 2003, there were options to purchase 388,500 shares outstanding under the Plan.

Bonus Incentive Plan

Officers (and other employees) participate in a Bonus Incentive Plan. Each officer is eligible to receive a discretionary bonus based upon individually established performance goals.

Deferred Compensation Plan

We have adopted a Deferred Compensation Plan to provide a select group of highly compensated management employees and directors with the opportunity to participate in a deferred compensation program. Under the Deferred Compensation Plan, participants may defer up to 100% of their base compensation and bonuses. We are required to make certain matching contributions in the form of the Company’s Common Stock, subject to vesting provisions. The Deferred Compensation Plan is not qualified under Section 401 of the Internal Revenue Code. The Company will pay participants upon retirement or termination of employment an amount equal to the amount of the deferred compensation plus investment returns and vested shares of the Company’s Common Stock.

Employment Agreements

We entered into an Employment Agreement with Mr. Stemmler, our President, Chief Executive Officer and Chairman, for a term of two consecutive 12-month periods commencing on April 1, 2002. The agreement requires payment of an annual base salary of $360,000, and payment of incentive compensation under the Company’s Bonus Incentive Plan unless the Board of Directors approves another cash bonus plan that supersedes the Bonus Incentive Plan. In addition, the agreement provides for certain benefits, including term life insurance of $750,000, disability insurance and a car allowance. The agreement is subject to termination events, which include Mr. Stemmler’s resignation and our right to terminate him. If terminated, Mr. Stemmler is entitled to cash payments equal to his annual base salary plus additional cash compensation that he would have earned for the remaining months following the effective date of termination of employment, and the benefits will continue for the remaining months of the fiscal year following the effective date of termination of employment.

We entered into an Employment Agreement with Mr. Rasmussen for a term of two years commencing on April 1, 2002. The agreement requires payment of an annual base salary of $150,000 and payment of incentive compensation under the Company’s Bonus Incentive Plan unless the Board of Directors approves another cash bonus plan that supersedes the Bonus Incentive Plan. In addition, the agreement provides for certain benefits, including a car allowance. The agreement is subject to termination events, which include Mr. Rasmussen’s resignation and our right to terminate him. If terminated, Mr. Rasmussen is entitled to cash payments equal to his annual base salary plus additional cash compensation that he would have earned for the remaining months following the effective date of termination of employment, and the benefits shall continue for the remaining months of the fiscal year following the effective date of termination of employment.

PRINCIPAL STOCKHOLDERS

The following table sets forth information concerning ownership of our common stock as of August 25, 2003 for:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

This table is based upon information supplied by Schedules 13D and 13G, if any, filed with the SEC, and information obtained from our directors and named executive officers. Beneficial ownership is determined in accordance with the rules of the SEC and general includes voting and investment power with respect to securities. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by him or her. Unless otherwise indicated, all addresses are c/o IMPCO Technologies, Inc., 16804 Gridley Place, Cerritos, California 90703.

As of August 25, 2003, 16,436,886 shares of our common stock were outstanding. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock issuable upon the exercise of options and warrants that are currently exercisable or exercisable within 60 days of August 25, 2003, are deemed to be outstanding and beneficially owned by the person holding the options and warrants, as the case may be, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
Name of Beneficial Owner	Number		Percent
5% Stockholders:
Safeco Corporation	1,407,500	(1)	8.6%
Piero Antonio Costamagna	1,031,640	(2)	6.3%

Directors and Executive Officers:
Norman L. Bryan	47,500	(3)	*
Don L. Dominic	—		—
Brad Garner	11,055	(4)	*
Paul Mlotok	36,500	(4)	*
J. David Power III	22,500	(4)	*
Dale L. Rasmussen	76,402	(4)	*
Don J. Simplot	542,433	(5)	3.3%
Nickolai A. Gerde	2,500	(4)	*
Robert M. Stemmler	450,084	(6)	2.7%
Timothy S. Stone	5,000	(4)	*
Mariano Costamagna	1,031,640	(2)	6.3%
All current executive officers and directors as a group (11 persons)	2,231,614	(7)	12.9%

*	Less than 1% of the outstanding Common Stock.
(1)	Based on a Schedule 13G filed by SAFECO Corporation, SAFECO Asset Management Company, and SAFECO Common Stock Trust on February 13, 2002. The address of SAFECO Corporation is SAFECO Plaza, Seattle Washington 98185. The address of SAFECO Common Stock Trust is 4854 154 th Place NE, Redmond, Washington 98052. The address of SAFECO Asset Management Company is 601 Union Street, Suite 2500, Seattle Washington 98101.
(2)	The address for Mssrs. Costamagna is Via La Morra, 1, 12062 Cherasco, Italy.
(3)	Includes 46,500 issuable upon exercise of outstanding options that are exercisable within 60 days after August 25, 2003.

(4)	Represents shares issuable upon exercise of outstanding options that are exercisable within 60 days after August 25, 2003.
(5)	Includes 200,000 shares issuable upon the exercise of outstanding warrants and 46,500 shares issuable upon exercise of outstanding options that are exercisable within 60 days after August 25, 2003.
(6)	Includes 400,212 shares issuable upon exercise of outstanding options that are exercisable within 60 days after August 25, 2003.
(7)	Includes an aggregate of 850,669 shares issuable upon exercise of outstanding options and warrants that are exercisable within 60 days after August 25, 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans to Executive Officers

In December 2000, we loaned Mr. Rasmussen, our Senior Vice President and Secretary, $100,000. The loan initially bore interest at a rate of 5% per annum and, since June 30, 2001, bears interest at a rate of 9% per annum. The loan became due and payable in full on July 31, 2002. The amount outstanding as of June 30, 2003 was $68,048. We are negotiating with Mr. Rasmussen to recover the remaining amounts due under the loan.

The Company loaned Mr. Hussain $58,000 in June 1999 and an additional $90,000 in December 2000. The loans bore interest at a rate of 5% per annum. The purpose of these loan was for general personal reasons. Mr. Hussain’s loans, plus accrued interest, was paid in full in July 2001.

On March 15, 2001, we loaned three of our executive officers, Mr. Stemmler, Mr. Rasmussen and Mr. Hussain an aggregate of $3,913,854 ($1,565,547 each to Messrs. Stemmler and Hussain and $782,760 to Mr. Rasmussen) to finance the purchase of our common stock by exercise of options held by them. The loans were secured by (i) a pledge to us of a security interest in and lien upon shares of our common stock and stock options held by them and (ii) an agreement not to exercise any of our vested incentive stock options or to grant any third party any interest in such options. Additionally, Mr. Rasmussen pledged the equity value of his personal residence as collateral to secure his loan and Messrs. Stemmler and Rasmussen provided collateral to secure Mr. Hussain’s loan. Each loan bore interest at 9% per annum with a one year maturity. Each of these loans was repaid in full in July 2001.

In September 2001, we loaned Mr. Rasmussen $175,000. The loan bore interest at a rate of 9% per annum. The loan became due and payable in full on July 31, 2002. The amount outstanding as of June 30, 2003 was $205,514. We are negotiating with Mr. Rasmussen to recover the amounts due under the loan.

Loan from Director

On March 31, 2003, Mr. Simplot extended to us a loan commitment of $8.0 million expiring May 31, 2003, subsequently reduced to $1.5 million and extended to January 31, 2004. In connection with his initial commitment to provide the loan, we granted to Mr. Simplot warrants to purchase 200,000 shares of IMPCO stock at a price of $2.51, which expire in four years. We cancelled the loan commitment in July 2003.

Purchase of Interest in a Subsidiary

On June 30, 2003, Mr. Simplot purchased the 10% minority interest in IMPCO Mexicano from the minority holder, who exercised his put option for $0.5 million.

We cannot make assurances that one or more of these related party loans are on terms no less favorable to the Company than might be obtained in arms’ length transactions. Because of the prohibitions arising under the Sarbanes-Oxley Act of 2002, the Company will not modify any outstanding loans nor will it enter into new related party transactions other than as permitted by applicable law at the time of the transaction.

SELLING STOCKHOLDERS

The following table sets forth the name of each of the selling stockholders, the number of share beneficially owned by each of the selling stockholders as of August 25, 2003, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each of the selling stockholders after the offering is completed.

Beneficial ownership is determined in accordance with the rules of the SEC and general includes voting and investment power with respect to securities. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by him or her.

As of August 25, 2003, 16,436,886 shares of our common stock and no shares of preferred stock were outstanding. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock issuable upon the exercise of options and warrants that are currently exercisable or exercisable within 60 days of August 25, 2003, are deemed to be outstanding and beneficially owned by the person holding the options and warrants, as the case may be, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Common Stock Offered Hereby	Number of Shares of Common Stock Owned After Offering (1)	Percentage of Outstanding Common Stock Owned After Offering
Don J. Simplot, 1 Capital Center, 99 Main St., Boise ID 83702	542,433	(2)	200,000	295,933	1.8%
Jon Adams, 10101 East Main Ave. Spokane, WA 99206	70,000	(3)	70,000	– 0 –	*
Bushrod Burns, 277-D Broadway, Tarrytown, NY 10591	40,400	(4)	10,000	30,400	*
Gregory Norton, 855 So. Federal Hwy, Suite 200, Boca Raton, FL 33432	63,000	(5)	10,000	53,000	*
Barbara Santangilo, 115 Rye Ridge Road, Harrison, NY 10528	25,000	(3)	25,000	– 0 –	*
Francis Santangilo, 115 Rye Ridge Road, Harrison, NY 10528	10,000	(3)	10,000	– 0 –	*
Robert Santangilo, 115 Rye Ridge Road, Harrison, NY 10528	10,000	(3)	10,000	– 0 –	*
John Tonani, 1909 East Westminster Lane, Spokane, WA 99223	20,000	(3)	20,000	– 0 –	*
Dennis Erickson, 4949 Centennial Blvd., Santa Clara, CA 95054	41,800	(6)	10,000	31,800	*
Ollywood, 2001 Lakewood Drive, Olympia, WA 98501	235,333	(7)	140,000	95,333	*
Bison Capital Structured Equity Partners, LLC	500,000	(5)	500,000	– 0 –	*
100 Wilshire Boulevard, Suite 450 Santa Monica, California 90401

*	less than 1%
(1)	Assumes sale by the selling stockholder of all shares offered under this prospectus.
(2)	Includes 200,000 shares issuable upon exercise of fully-vested warrants and 46,500 shares issuable upon exercise of options exercisable within 60 days of August 25, 2003.
(3)	Represents common stock issuable upon exercise of warrants issued on April 14, 2003.
(4)	Includes 10,000 shares issuable upon exercise of fully-vested warrants.
(5)	Includes 10,000 shares issuable upon exercise of fully-vested warrants.
(6)	Includes 10,000 shares issuable upon exercise of fully-vested warrants.
(7)	Includes 140,000 shares issuable upon exercise of fully-vested warrants.

PLAN OF DISTRIBUTION

We will pay all expenses incurred in connection with the registration of the shares covered by this prospectus. Brokerage commissions, underwriters’ fees, discounts and commissions and similar selling expenses, if any, attributable to the sale of the shares covered by this prospectus will be borne by the selling stockholders.

The selling stockholders may sell the common stock offered by this prospectus to one or more underwriters or dealers for public offering, through agents, directly to purchasers or through a combination of any such methods of sale. The name of the underwriter, dealer or agent involved in the offer and sale of the common stock, the amounts underwritten and the nature of its obligation to take the common stock will be provided in the applicable prospectus supplement.

When used in this prospectus, the term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders on the Nasdaq National Market or otherwise at prices and on terms then prevailing or at prices related to the then-current market price and by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders. Upon notification to us by the selling stockholders that any arrangements have been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the participating brokers or dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable;

•	that such brokers or dealers did not conduct any investigation to verify the information set forth or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Section 2(11) of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Since the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed “underwriters,” they will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates.

We have agreed to indemnify certain of the selling stockholders against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares covered by this prospectus against specific liabilities, including liabilities arising under the Securities Act.

We have also agreed to use our reasonable best efforts to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective until the date on which all of the shares offered by this prospectus have been sold. There is no assurance that the selling stockholders will offer for sale or sell any of the shares of common stock offered by this prospectus.

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock having a par value of .$001 per share and 500,000 shares of preferred stock having a par value of $.001 per share. As of August 25, 2003, there were outstanding 16,436,886 shares held by 532 shareholders of record and no shares of preferred stock.

Common stock

Subject to the rights specifically granted to holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to vote together as a class on all matters submitted to a vote of our stockholders and are entitled to any dividends that may be declared by our board of directors. Our common stockholders do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Our common stockholders will have no preemptive rights to purchase shares of our stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, upon payment therefor, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our common stock and preferred stock we may issue in the future.

Preferred Stock

Our articles of incorporation provide for the issuance of up to 500,000 shares of preferred stock. As of the date of this prospectus, there are no outstanding shares of preferred stock, and we do not have any current plans to issue any shares of preferred stock.

Issuance of Additional Common Stock and Preferred Stock

Subject to certain limitations prescribed by law, our board of directors is authorized, without further stockholder approval, from time-to-time to issue up to 100,000,000 shares of our common stock and 500,000 of our preferred stock, in one or more series. Each new series of common stock or preferred stock may have different rights and preferences that may be established by our board of directors. A majority of our directors must approve any issuance by us of our common stock or preferred stock. The rights and preferences of future series of common stock or preferred stock may include:

•	number of shares to be issued

•	dividend rights and dividend rates

•	right to convert the preferred stock into a different type of security

•	voting rights attributable to the preferred stock

•	right to receive preferential payments upon a liquidation of the company

•	right to set aside a certain amount of assets for payments relating to the preferred stock

•	prices to be paid upon redemption of the preferred stock

Warrants and Options

As of August 25, 2003, we have outstanding warrants to purchase 1,305,000 shares of our common stock, all of which are presently exercisable. In addition, as of August 25, 2003, we have outstanding options to purchase 2,453,985 shares of our common stock of which 856,823 are vested and presently exercisable.

We have reserved 800,000 shares of our common stock for issuance under our 2003 stock incentive plan. As of August 25, 2003, 411,500 remain available for grant under our 2003 stock incentive plan.

Anti-takeover considerations and special provisions of our certificate of incorporation and our bylaws

Certificate of incorporation and bylaws

A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our board of directors the ability to issue shares of common and preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

Classified board of directors. Our bylaws divides our board of directors into three classes. Moreover, no director may be removed prior to the expiration of his or her term except for cause. These provisions in our bylaws may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of our board of directors, because this structure generally increases the difficulty of, or may delay, replacing a majority of the directors.

Meetings of stockholders. Our bylaws provide that annual meetings of our stockholders may take place at the time and place established by our board of directors. A special meeting of our stockholders may be called at any time by our secretary or any other officer, whenever directed by the Board of Directors or by the Chief Executive Officer.

Filling of board vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office.

Amendment of the bylaws. Our bylaws may be amended or repealed by a majority of our board of directors. Any amendment or repeal of our bylaws which has not previously received the approval of our board shall require for adoption the affirmative vote of the holders of at least a majority of the voting power of our then outstanding shares of capital stock entitled to vote at any duly convened annual or special meeting of the stockholders, in addition to any other approval which is required by law, the certificate of incorporation, bylaws or otherwise.

Stockholder Protection Rights Agreement

On June 30, 1999, our board of directors adopted a Stockholder Protection Rights Agreement and declared a dividend of one right on each outstanding share of our common stock. Each right entitles the holder, upon certain events, to purchase, at an exercise price of $45 per right, shares of common stock with a value equal to twice the exercise price. The dividend was paid on July 26, 1999 to stockholders of record on July 12, 1999.

Transfer agent and registrar

Mellon Bank is the transfer agent and registrar for our common stock.

Listing

Our common stock is traded on the Nasdaq National Market under the symbol “IMCO”.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price and impair our ability to raise capital in the future.

As of August 25, 2003, 16,436,886 shares of our common stock were issued and outstanding, 14,774,068 of which are freely tradable without restriction or further registration under the Securities Act after giving effect to this prospectus or may be eligible for immediate sale pursuant to Rule 144 under the Securities Act. The remaining 1,662,818 shares, which are otherwise freely tradable, are subject to a lockup agreement that restricts their resale until certain dates beginning August 2004. The following table presents the relevant expiration dates and the number of shares as to which lockup expires:

Date	Number of Shares Available for Sale
August 1, 2004	277,691
February 1, 2005	460,601
August 1, 2005	460,601
February 1, 2006	463,925

Other shares, which are not outstanding, may be issued and become available for resale. As of the date of this prospectus, an aggregate of 1,305,000 shares are issuable upon exercise of outstanding warrants. This prospectus registers the shares of common stock underlying 1,005,000 of these outstanding warrants.

In addition, we have granted as of August 25, 2003, options to purchase an aggregate of 2,453,985 shares of common stock under our stock option plans. All of the shares underlying these options have previously been registered and, subject to the applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market.

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to requirements with respect to manner-of-sale requirements, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner-of-sale, public information, volume limitation, or notice provisions of Rule 144.

Rule 701, as currently in effect, permits our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144, but without compliance with the specific restrictions of Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

LEGAL MATTERS

The legality of the securities offered hereby will be passed on for us by Davis Wright Tremaine, LLP, Seattle, Washington.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2002, April 30, 2002 and 2001, and for the eight months ended December 31, 2002 and each of the three years in the period ended April 30, 2002, as set forth in their report. We’ve included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock sold in this offering. This prospectus constitutes part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules because some parts have been omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and the shares being sold in this offering. Copies of the registration statement and its exhibits are on file at the offices of the SEC and on its worldwide website.

You may read and copy the registration statement, including the attached exhibits and any report, statements or other information that we file at the SEC’s public reference facilities located in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings will also be available to the public from commercial retrieval services and at the SEC’s worldwide website at www.sec.gov.

If you are a stockholder, you may request a copy of these filings, at not cost, by writing or telephoning us at the following address:

IMPCO Technologies, Inc.

16804 Gridley Place

Cerritos, California 90703

Attention: Investor Relations Department

(562) 860-6666

For further information about us and the shares being sold in this offering, we refer you to the registration statement and the accompanying exhibits and schedules. Statements in this prospectus concerning any document filed as an exhibit are not necessarily complete and we refer you to a copy of such document filed as an exhibit to the registration statement.

IMPCO TECHNOLOGIES, INC.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

IMPCO Technologies, Inc.

We have audited the accompanying consolidated balance sheets of IMPCO Technologies, Inc. and subsidiaries as of April 30, 2001 and 2002 and December 31, 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended April 30, 2002 and the eight months ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMPCO Technologies, Inc. and subsidiaries at April 30, 2001 and 2002 and December 31, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2002 and the eight months ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

As more fully described in Note 16 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets.

/s/    ERNST & YOUNG LLP

Long Beach, California

March 12, 2003, except for the 6th paragraph of Note 1 and the 2nd paragraph of Note 8 (c)

as to which the date is March 28, 2003 and the 1st paragraph of Note 3 as to which the date is March 24, 2003

IMPCO TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	April 30, 2001	April 30, 2002	December 31, 2002	June 30, 2003
				(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16,587,115	$10,413,499	$1,995,705	$2,988,647
Restricted cash	—	576,837	1,604,551	637,291
Accounts receivable, net	15,238,360	13,104,340	11,640,872	13,039,388
Inventories:
Raw materials and parts	11,949,709	7,724,386	8,615,852	8,557,301
Work-in-process	493,924	236,471	—	425,228
Finished goods	9,781,364	10,695,102	8,704,748	8,732,780

Total inventories	22,224,997	18,655,959	17,320,600	17,715,309
Deferred tax assets	2,168,679	2,807,677	1,032,072	1,619,765
Other current assets	3,303,073	1,880,691	1,649,225	3,095,496
Current assests from discontinued operation	20,113,864	14,386,071	—	—

Total current assets	79,636,088	61,825,074	35,243,025	39,095,896
Equipment and leasehold improvements:
Dies, molds and patterns	5,294,220	6,061,226	6,342,952	6,363,963
Machinery and equipment	5,863,331	6,125,925	6,317,372	6,943,572
Office furnishings and equipment	6,878,824	8,737,403	8,462,340	8,619,225
Automobiles and trucks	347,882	415,585	405,765	399,049
Leasehold improvements	2,286,160	2,347,572	3,400,728	3,470,022

	20,670,417	23,687,711	24,929,157	25,795,831
Less accumulated depreciation and amortization	13,318,529	15,242,731	16,359,200	17,393,290

Net equipment and leasehold improvements	7,351,888	8,444,980	8,569,957	8,402,541
Net goodwill and intangibles	9,534,994	8,921,254	8,921,254	9,715,982
Deferred tax assets, net	10,601,227	29,128,539	8,404,703	8,053,542
Investment in affiliates	—	157,491	12,777,064	24,589,597
Other assets	936,843	1,198,234	2,061,630	2,485,231
Non-current assets from discontinued operation	12,701,624	13,773,353	—	—

Total Assets	$120,762,664	$123,448,925	$75,977,633	$92,342,789

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

CONTINUED

	April 30, 2001	April 30, 2002	December 31, 2002	June 30, 2003
				(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,040,585	$5,240,379	$5,165,637	$8,419,038
Accrued payroll obligations	2,612,728	2,885,652	2,387,136	2,494,113
Other accrued expenses	2,131,637	1,750,006	2,293,616	4,051,909
Notes payable	—	—	—	3,050,000
Current revolving line of credit	6,078,205	8,625,000	5,860,000	5,500,000
Current maturities of long-term debt	1,832,568	5,472,800	8,330,568	1,043,412
Current liabilities from discontinued operation	10,393,348	9,136,522	—	—

Total current liabilities	28,089,071	33,110,359	24,036,957	24,558,472
Term loans	6,870,693	4,889,962	—	5,609,821
Amount due for acquisition of affiliate	—	—	—	7,000,000
Capital leases and other liabilities	947,050	376,026	101,199	269,853
Non-current liabilities from discontinued operation	180,533	127,355	—	—
Minority interest	2,044,122	2,268,093	2,217,090	2,509,542
Stockholders’ equity:
Preferred stock, $.001 par value, authorized 500,000 shares; none issued and outstanding at April 30, 2001 and 2002, December 31, 2002, and June 30, 2003 (unaudited)	—	—	—	—
Common stock, $.001 par value, authorized 100,000,000 shares; 10,294,377 issued and outstanding at April 30, 2001; 12,622,836 issued and outstanding at April 30, 2002; 16,433,202 issued and outstanding at December 31, 2002; 16,436,886 issued and outstanding at June 30, 2003 (unaudited)	10,294	12,622	16,451	16,451
Additional paid-in capital	102,831,566	126,315,507	120,623,910	121,401,202
Shares held in trust	(142,710)	(321,858)	(172,525)	(158,297)
Notes receivable from officers	(3,913,854)	—	—	—
Accumulated deficit	(12,434,966)	(39,671,014)	(68,064,964)	(67,795,573)
Accumulated other comprehensive loss	(3,719,135)	(3,658,127)	(2,780,485)	(1,068,682)

Total shareholders’ equity	82,631,195	82,677,130	49,622,387	52,395,101

Total Liabilities and Shareholders’ Equity	$120,762,664	$123,448,925	$75,977,633	$92,342,789

See accompanying notes to consolidated financial statements

IMPCO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended April 30,			Eight Months Ended December 31, 2002	Six Months Ended June 30,
	2000	2001	2002		2002	2003
					(unaudited)
Revenue	$90,474,975	$80,539,275	$67,675,522	$46,420,521	$34,822,265	$37,912,256
Costs and expenses:
Cost of revenue	54,717,794	49,498,660	44,541,844	33,071,108	24,295,597	25,383,655
Research and development expense	2,620,049	5,869,680	5,856,131	2,635,014	2,497,161	1,781,835
Selling, general and administrative expense	17,848,569	18,561,303	19,676,208	11,921,527	9,694,740	8,553,740

Total costs and expenses	75,186,412	73,929,643	70,074,183	47,627,649	36,487,498	35,719,230
Operating income (loss)	15,288,563	6,609,632	(2,398,661)	(1,207,128)	(1,665,233)	2,193,026
Interest expense, net	1,442,144	(220,924)	928,740	883,359	232,687	1,256,620

Income (loss) from continuing operations before before income taxes	13,846,419	6,830,556	(3,327,401)	(2,090,487)	(1,897,920)	936,406
Income tax (benefit) expense	3,350,050	2,902,986	(1,330,961)	23,239,895	(756,631)	374,563

Income (loss) from continuing operations before minority interests	10,496,369	3,927,570	(1,996,440)	(25,330,382)	(1,141,289)	561,843
Minority interest in income (loss) of consolidated subsidiaries	463,233	253,064	223,971	(51,004)	(36,202)	292,452

Income (loss) from continuing operations	10,033,136	3,674,506	(2,220,411)	(25,279,378)	(1,105,087)	269,391
Loss from discontinued operation	(6,967,640)	(16,777,155)	(25,015,637)	(3,114,572)	(8,756,191)	—

Net income (loss)	$3,065,496	$(13,102,649)	$(27,236,048)	$(28,393,950)	$(9,861,278)	$269,391

Net income (loss) per share:
Basic:
Income (loss) from continuing operations	$1.18	$0.37	$(0.20)	$(1.76)	$(0.09)	$0.02

Loss from discontinued operation	$(0.82)	$(1.69)	$(2.25)	$(0.22)	$(0.68)	$—

Net income (loss)	$0.36	$(1.32)	$(2.45)	$(1.98)	$(0.76)	$0.02

Diluted:
Income (loss) from continuing operations	$1.09	$0.33	$(0.20)	$(1.76)	$(0.09)	$0.02

Loss from discontinued operation	$(0.76)	$(1.52)	$(2.25)	$(0.22)	$(0.68)	$—

Net income (loss)	$0.33	$(1.19)	$(2.45)	$(1.98)	$(0.76)	$0.02

Number of shares used in per share calculation:
Basic	8,489,229	9,934,700	11,097,815	14,376,408	12,936,957	16,435,539

Diluted	9,232,299	11,049,465	11,097,815	14,376,408	12,936,957	16,564,232

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Fiscal Years Ended April 30,			Eight Months Ended December 31, 2002	Six Months Ended June 30, 2003
	2000	2001	2002
					(unaudited)
Common Stock:
Beginning balance	$8,408	$8,572	$10,294	$12,622	$16,451
Issuance of common stock (163,326, 97,572, 328,459, 19,200, and 0 shares, respectively) resulting from exercising of stock options	164	97	328	19	—
Issuance of common stock (0, 1,625,000, 2,000,000, 1,500,000, and 0 shares, respectively) resulting from equity offering	—	1,625	2,000	1,500	—
Issuance of common stock (0, 0, 0, 2,309,470 and 0 shares, respectively) in connection with an option to acquire a business	—	—	—	2,310	—

Ending balance	$8,572	$10,294	$12,622	$16,451	$16,451

Additional paid-in capital relating to common stock:
Beginning balance	$45,375,995	$47,539,037	$102,831,566	$126,315,507	$120,623,910
Issuance of common stock resulting from the exercise of stock options	1,173,088	880,933	2,626,327	156,530	—
Issuance of common stock resulting from equity offering	—	52,344,370	20,738,085	17,299,319	—
Issuance of common stock in connection with option to acquire a business	—	—	—	9,997,690	—
Fair value of stock warrants issued in connection with financing	—	—	—	—	777,292
Reduction in current tax liability related to stock options	989,954	2,067,226	119,529	—	—
Spin-off of Quantum subsidiary	—	—	—	(33,145,136)	—

Ending balance	$47,539,037	$102,831,566	$126,315,507	$120,623,910	$121,401,202

Shares held in trust for deferred compensation plan, at cost (2,878, 4,137, 15,870, 18,224 and 14,620 shares respectively)	(110,320)	(142,710)	(321,858)	(172,525)	(158,297)
Notes receivable from officers	—	(3,913,854)	—	—	—
Retained earnings (accumulated deficit):
Beginning balance	(2,397,813)	667,683	(12,434,966)	(39,671,014)	(68,064,964)
Net income (loss) income applicable to common stock	3,065,496	(13,102,649)	(27,236,048)	(28,393,950)	269,391

Ending balance	667,683	(12,434,966)	(39,671,014)	(68,064,964)	(67,795,573)

Accumulated other comprehensive income:
Beginning balance	$(1,468,525)	$(2,725,629)	$(3,719,135)	$(3,658,127)	$(2,780,485)
Foreign currency translation adjustment	(1,257,104)	(993,506)	178,009	864,945	1,710,923
Unrealized loss on derivative instrument	—	—	(117,001)	117,001	—
Unrealized loss on marketable securities available-for-sale	—	—	—	(104,304)	880

Ending balance	$(2,725,629)	$(3,719,135)	$(3,658,127)	$(2,780,485)	$(1,068,682)

Total stockholders’ equity	$45,379,343	$82,631,195	$82,677,130	$49,622,387	$52,395,101

Comprehensive income (loss):
Net income (loss)	$3,065,496	$(13,102,649)	$(27,236,048)	$(28,393,950)	$269,391
Foreign currency translation adjustment	(1,257,104)	(993,506)	178,009	864,945	1,710,923
Unrealized loss on derivative instrument	—	—	(117,001)	117,001	—
Unrealized loss on marketable securities available-for-sale	—	—	—	(104,304)	880

Comprehensive income (loss)	$1,808,392	$(14,096,155)	$(27,175,040)	$(27,516,308)	$1,981,194

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended April 30,			Eight Months Ended December 31, 2002	Six Months Ended June 30,
	2000	2001	2002		2002	2003
					(unaudited)
Cash flows from operating activities:
Net income (loss) from continuing operations	$10,033,136	$3,674,506	$(2,220,411)	$(25,279,378)	$(1,105,087)	$269,391
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Amortization of intangibles arising from acquisition	736,937	738,066	747,270	—	—	—
Depreciation and other amortization	1,829,904	1,852,336	2,255,156	1,375,641	1,302,337	1,418,798
Valuation allowance for deferred taxes	—	—	—	24,000,000	—	—
(Gain) loss on disposal of assets	(74,343)	(3,461)	194,567	31,054	37,142	27,325
(Gain) loss from sale of available-for-sale securities	—	(16,400)	—	17,866	—	—
(Increase) decrease in deferred income taxes	1,376,929	2,554,867	(2,294,099)	(629,994)	719,917	(236,532)
(Increase) decrease in accounts receivable	(7,826,277)	4,169,713	2,122,945	1,463,469	(4,877,765)	(1,398,516)
(Increase) decrease in inventories	(8,931,714)	1,603,188	4,045,875	1,335,359	2,185,317	(394,709)
Increase (decrease) in accounts payable	4,571,265	(4,668,050)	(399,999)	(74,742)	1,939,985	3,253,401
Increase (decrease) in accrued expenses	2,358,903	254,781	460,731	45,094	239,185	1,865,270
Minority interests in income of consolidated subsidiaries	463,233	253,064	223,791	(51,004)	(104,567)	292,452
Other, net	(386,270)	7,513	167,638	(549,208)	(3,663,402)	(1,370,603)

Net cash provided (used) by operating activities	4,151,703	10,420,123	5,303,464	1,684,157	(3,326,938)	3,726,277

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(1,791,768)	(3,488,529)	(3,086,340)	(1,710,709)	(2,161,376)	(1,060,134)
Business acquisition cost	(410,927)	(127,900)	(211,100)	(2,619,573)	—	(4,756,533)
Purchase of available-for-sale securities	—	(15,735,926)	—	—	—	—
Sale of available-for-sale securities	—	15,784,662	—	7,196	—	—
Proceeds from sale of equipment	102,802	8,988	3,500	130,982	4,450	3,450

Net cash used in investing activities	(2,099,893)	(3,558,705)	(3,293,940)	(4,192,104)	(2,156,926)	(5,813,217)

Cash flows from financing activities:
Increase (decrease) in borrowings under revolving line of credit	14,264,949	(13,512,639)	3,574,681	(2,765,000)	(6,632,000)	(360,000)
Payments on term loans	(2,733,967)	(2,945,325)	(1,379,553)	(1,837,194)	(1,585,648)	(1,320,505)
Proceeds from bank term loans	—	7,500,000	1,750,000	—	—	—
Proceeds from bridge loans	—	—	—	—	—	3,050,000
Payments of capital lease obligation	(769,395)	(643,418)	(287,644)	(274,827)	(669,464)	(188,176)
(Acquire) dispose common shares held in trust	—	—	—	(14,700)	(28,973)	14,228
Decrease (increase) in restricted cash	—	—	(814,782)	(1,027,714)	(634,377)	967,260
Proceeds from issuance of common stock	1,131,878	53,194,635	23,197,942	17,457,368	40,559,097	—
Increase (decrease) on notes receivable from officers	—	(3,913,854)	3,913,854	—	—	—

Net cash provided by financing activities	11,893,465	39,679,399	29,954,498	11,537,933	31,008,635	2,162,807

Net cash provided by continuing operations	13,945,275	46,540,817	31,964,022	9,029,986	25,524,771	75,867
Net cash used in discontinued operation	(12,683,235)	(33,243,755)	(38,346,521)	(18,312,725)	(6,300,944)	—
Translation adjustment	(259,780)	279,585	208,703	864,945	913,217	917,075

Net increase (decrease) in cash and cash equivalents	1,002,260	13,576,647	(6,173,796)	(8,417,794)	20,137,044	992,942
Cash and cash equivalents at beginning of period	2,008,208	3,010,468	16,587,115	10,413,499	1,143,457	1,995,705

Cash and cash equivalents at end of period	$3,010,468	$16,587,115	$10,413,319	$1,995,705	$21,280,501	$2,988,647

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 is unaudited)

1. Summary of Significant Accounting Policies

(a) Basis of presentation and description of the business—The consolidated financial statements of IMPCO Technologies, Inc. (“IMPCO” or the “Company”) include the accounts of the Company and its majority owned subsidiaries IMPCO-BERU Technologies B.V. (“IMPCO BV”), Grupo I.M.P.C.O. Mexicano, S. de R.L. de C.V. (“IMPCO Mexicano”), and CNGC-IMPCO Technologies, LLC (“CNGC”); its wholly owned subsidiaries IMPCO Technologies, Pty. Limited (“IMPCO Pty”) and IMPCO Tech Japan K.K. (“IMPCO Japan”); and its joint venture Minda IMPCO Technologies Limited. The Company has a 40% interest in a joint venture, Minda IMPCO Limited, and uses the equity method for reporting the results of this entity. The Company has purchased 50% of B.R.C. Societá a Responsabilita Limitata (“BRC”) (See note 2). The Company will use the equity method to recognize the assets and liabilities of BRC in the Company’s consolidated results. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is a designer, manufacturer and supplier of components and systems that store gaseous fuels and monitor and control the pressure and flow of those fuels for use in primarily internal combustion engines.

On July 23, 2002, the Company completed the distribution and spin-off of Quantum Technologies Worldwide, Inc. (“Quantum”), a wholly owned subsidiary, by distributing one share of Quantum common stock for every share of IMPCO common stock held on the record date, July 5, 2002. The Company released Quantum from its liability related to the $8.6 million line of credit with Bank of America and contributed cash of $15.0 million to supply liquidity and Quantum’s short-term operating needs. As a result of the spin-off, the Company no longer holds any continuing interest in Quantum and has reported Quantum as a discontinued operation in the consolidated financial statements for all periods presented.

On November 14, 2002, the Company changed its fiscal calendar from April 30 to December 31. The consolidated financial statements and the accompanying notes include the “transition period” for the eight months ended December 31, 2002.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of conducting business. The Company uses cash generated from operations, bank financings and sales of its equity securities to fund capital expenditures and research and development, as well as to invest in and operate existing operations and new businesses. In May 2002, the Company completed a private placement of common stock in which it received $18.8 million in gross proceeds. In July 2002, the Company spun off its Quantum division and released Quantum from its liability related to the $8.6 million line of credit with Bank of America and contributed cash of $15.0 million to supply liquidity and Quantum’s short-term operating needs.

It is currently anticipated that the Company will require additional sources of financing in order to capitalize on opportunities that management believes to exist in the alternative fuel market, to invest in long-term business opportunities including the pending acquisition of BRC, and to pay off the $6 million Bank of America line of credit, which matures in May 2003. These additional sources of financing may include bank borrowings or public or private offerings of equity or debt securities. No assurance can be given that such additional sources of financing will be available on acceptable terms, if at all. If additional sources of financing are not available, we plan to implement measures to conserve cash and reduce costs, which may affect our ability to capitalize on strategic growth opportunities. Additionally, if the Company is unable to raise sufficient funds to pay off the Bank of America line of credit and is unable to extend this facility, the Company would be in default with the bank, which could significantly affect its liquidity. However, one of our directors has committed to provide an $8.0 million loan to meet the Bank of America obligation if the Company is unable to find alternative sources (see Note 8(c)). See also Note 18.

The interim financial information at June 30, 2003 and for the six months ended June 30, 2002 and 2003 is unaudited. In the opinion of management, the interim information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for the fair presentation of its financial position at such date and its operating results and cash flows for those periods. Results for the interim periods are not necessarily indicative of the results that may be expected for the twelve months ended December 31, 2003, or for any future period.

Management believes that its existing working capital is sufficient to fund its operations at least through December 31, 2003.

(b) Cash and Cash Equivalents—The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

(c) Restricted Cash—The Company classifies cash and cash equivalents that are restricted from operating use for the next twelve months as restricted cash. Amounts restricted for longer than twelve months are classified as other assets. When the restrictions are no longer in-place, the amounts are reclassified to cash and cash equivalents.

(d) Inventories—Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method while market is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

(e) Equipment and leasehold improvements—Equipment and leasehold improvements are stated on the basis of historical cost. Depreciation of equipment is provided using the straight-line method over the assets’ estimated useful lives, ranging from three to seven years. Amortization of leasehold improvements and equipment under capital leases is provided using the straight-line method over the shorter of the assets’

estimated useful lives or the lease terms.

(f) Intangibles arising from acquisitions—Intangibles arising from acquisitions, primarily goodwill, are recorded based on the excess of the acquisition cost over the fair value of amounts assigned to tangible assets and liabilities. Goodwill and other unidentifiable intangible assets that arise from acquisitions are subject to an annual evaluation in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, for the purpose of determining any impairment and would be recognized as goodwill expense.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statement. Other identifiable intangible assets will continue to be amortized over their useful lives.

The Company has applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of the transition period ended December 31, 2002. Application of the nonamortization provisions of the Statement has resulted in an increase in net income of approximately $0.5 million ($0.03 per share) for the transition period ended December 31, 2002 and approximately $0.3 million ($0.02 per share) for the interim period ended June 30, 2003. The Company has completed the impairment tests as required upon adoption of SFAS No. 142 and the annual evaluation thereof for impairment and has determined that there is no impairment to its recorded goodwill balance as of December 31, 2002.

(g) Warranty costs—Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

(h) Research and development costs—Research and development costs are charged to expense as incurred. Equipment used in research and development with alternative future uses is capitalized.

(i) Revenue recognition—Revenue is recognized when title is transferred, ordinarily when products are shipped, and when management is reasonably assured of collectibility. Also, in accordance with Emerging Issues Task Force No. 00-10, the Company includes the costs of shipping and handling, when incurred, in cost of goods sold.

(j) Minority interests in subsidiaries—The balance sheet amounts in minority interest at December 31, 2002 represent 49% of the equity held by the single minority stockholder in IMPCO BV, 10% of the equity held by the single minority stockholder in IMPCO Mexicano, 49% of the equity held by a single minority stockholder in IMPCO Fuel Systems, a subsidiary of IMPCO Pty, 40% of the equity held by a joint venture partner in Minda Impco, Limited and 49% of CNGC-IMPCO Technologies, LLC. Minority interest represents the minority stockholder’s proportionate share of equity in those subsidiaries.

(k) Net income per share—Basic income per share is computed by dividing net income applicable to common stock by the weighted average shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock outstanding, and if dilutive, all common stock equivalents. In addition to net income (loss) per share, basic and diluted earnings per share are also presented for income (loss) from continuing operations and income (loss) from discontinued operation as appropriate.

(l) Stock based compensation —In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 Accounting For Stock Based Compensation, which established accounting and reporting standards for stock based employee compensation plans effective after fiscal year 1996. SFAS No. 123 encourages entities to adopt the fair value based method of accounting; however, it also allows an entity to continue to measure compensation cost using the intrinsic value based method prescribed by Accounting Principles Board No. 25. Entities electing to remain on the “intrinsic value based” method must make certain pro forma disclosures as if the new fair value method had been applied. At this time, the Company has not adopted the recognition provision of SFAS No. 123, but has provided pro forma disclosures.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting

Standards No. 148, Accounting For Stock Based Compensation—Transition and Disclosure. SFAS No. 148 amended SFAS No. 123 to provide new guidance concerning the transition when a company changes from the intrinsic-value method to the fair-value method of accounting for employee stock-based compensation cost. As amended by SFAS No. 148, SFAS No. 123 also requires additional disclosure regarding such cost in annual financial statements and in condensed interim financial statements. Certain disclosure provisions of SFAS No. 148 were adopted by the Company in its financial statements prepared as of December 31, 2002.

SFAS No. 123, as amended by SFAS No. 148, requires pro forma information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Years Ended April 30,			Eight Months Ended December 31, 2002	Six Months Ended June 30, 2003
	2000	2001	2002
					(unaudited)
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Calculated annual volatility	72.9%	68.3%	80.1%	101.7%	81.7%
Risk free interest rate	3.0%	5.0%	5.0%	5.0%	3.4%
Expected life of the option (years)	8.8	7.5	10.0	10.0	10.0

The estimated fair value of the options is amortized to expense over the options’ vesting period for pro forma disclosures. The per share “pro forma” for the effects of SFAS No. 123, as amended by SFAS 148, is not indicative of the effects on reported net income/loss for future years. The Company’s “reported” and “pro forma” information for the periods April 30, 2000, 2001, and 2002, as well as December 31, 2002 and June 30, 2003 are as follows:

	Fiscal Years Ended April 30,			Eight Months Ended December 31, 2002	Six Months Ended June 30, 2003
	2000	2001	2002
					(unaudited)
Income (loss) as reported	$3,065,496	$(13,102,649)	$(27,236,048)	$(28,393,950)	$269,391
Deduct: total stock-based employee compensation expense determined under the fair value based method for all awards, net of related taxes	(172,000)	(303,000)	(126,000)	(95,752)	(419,267)

Proforma net income (loss)	$2,893,496	$(13,405,649)	$(27,362,048)	$(28,489,702)	$(149,876)

Basic earnings per share:
Net income (loss) as reported	$0.36	$(1.32)	$(2.45)	$(1.98)	$0.02

Proforma income (loss)	$0.34	$(1.35)	$(2.47)	$(1.98)	$(0.01)

Diluted earnings per share:
Net income (loss) as reported	$0.33	$(1.19)	$(2.45)	$(1.98)	$0.02

Proforma income (loss)	$0.31	$(1.21)	$(2.47)	$(1.98)	$(0.01)

The Financial Accounting Standards Board has also issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. The Interpretation addresses implementation practice issues in accounting for compensation costs under existing rules prescribed by Accounting Principles Board No. 25. The rules are applied prospectively to all new awards, modifications to outstanding awards and changes in grantee status after July 1, 2000, with certain exceptions. The Company considers the impact of these rules when adopting new stock option plans and when granting any options.

(m) Impairment of long-lived assets and long-lived assets to be disposed of—Impairment losses are recorded on long-lived assets used in operations when an indicator of impairment (significant decrease in market value of an asset, significant change in extent or manner in which the asset is used or significant physical change to the asset) is present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company has not experienced any significant changes in the business climate or in the use of assets that would require the Company to write down the value of the assets recorded in the balance sheet.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations For a Disposal of a Segment of a Business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We adopted SFAS No. 144 as of May 1, 2002, which did not have a significant impact on the Company’s financial position and results of operations, except that the Quantum operations is presented as a discontinued operation.

(n) Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) Reclassifications—Certain prior year amounts have been reclassified to conform to current presentations. As a result of the Quantum spin-off in July 2002, the consolidated financial statements and the accompanying notes to the consolidated financial statements have been restated to reflect Quantum as a discontinued operation.

(p) Foreign currency translation—Assets and liabilities of the Company’s foreign subsidiaries are generally translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a foreign currency component of other comprehensive income in stockholders’ equity. The results and financial condition of the Company’s international operations are affected by changes in exchange rates between certain foreign currencies and the U.S. Dollar. The functional currency for all of the Company’s international subsidiaries is the local currency of the subsidiary. An increase in the value of the U.S. Dollar increases costs incurred by the subsidiaries because most of its international subsidiaries’ inventory purchases are U.S. Dollar denominated. The Company seeks to manage its foreign currency economic risk by minimizing its U.S. Dollar investment in foreign operations using foreign currency term loans and lines of credit to finance the operations of its foreign subsidiaries.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions that operate as a hedge of an identifiable foreign currency commitment, are included in the results of operations as incurred.

(q) Financial instruments—The Company’s financial instruments recorded on the balance sheet include cash equivalents, interest rate swap agreement, capital lease obligations, short-term bank debt, and restricted cash. Because of the short maturity, short-term bank debt approximates fair value. At December 31, 2002 and June 30, 2003, the fair value of the Company’s long-term debt and capital lease obligations approximated carrying value.

The Company periodically enters into foreign currency forward contracts and interest rate swap agreements. When the Company enters into foreign currency forward contracts, it does so to hedge identifiable foreign currency commitments. Foreign currency contracts reduce the Company’s exposure to unfavorable fluctuations in foreign currencies versus the U.S. dollar. Realized gains and losses on these contracts are included in the measurement of the related foreign currency transaction. The Company, from time to time, uses interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio. Each interest rate swap is matched as a hedge against a specific debt instrument and has the same notional amount and tenor as the related debt instrument principle. (See Note 3(a)).

The Financial Accounting Standards Board has issued SFAS No. 133, Accounting for Derivative Instruments and for Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities-An Amendment of SFASB No. 133, which require the Company to recognize all derivatives on the balance sheet at fair market value. Derivatives that are not designated as hedges must be adjusted to fair value though income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item in recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

It is the Company’s policy to enter into interest rate swap contracts only to the extent necessary to reduce exposure to fluctuations in interest rates. The Company does not enter into interest rate swap contracts for speculative purposes. In the unlikely event that a counter party to a swap agreement fails to meet the terms of an interest rate swap contract, the Company’s exposure is limited to the interest rate differential on the notional amount. The Company does not anticipate non-performance by the counter party. As of December 31, 2002, the Company had entered into one interest rate swap contract, which matures on September 30, 2004. On March 31, 2003, the Company cancelled the interest rate swap and recognized a loss in the carrying value of the swap, which had been accounted for as a cash flow hedge and included as part of accumulated other comprehensive income, and charged to interest expense in the consolidated statement of operations for the transition period ended December 31, 2002. See Note 3.

(r) Variable Interest Entities - In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, (“FIN 46”). FIN 46 introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The requirements for FIN 46, including its disclosures, apply immediately.

FIN 46 provides guidance for determining whether an entity qualifies as a variable interest entity (“VIE”) by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. If the entity does not qualify as a VIE, then the consolidation criteria is based on previously established accounting standards. Qualifying VIEs are covered by FIN 46 and are individually evaluated for consolidation based on their variable interests. FIN 46 requires consideration and estimates of a significant number of possible future outcomes of the VIE as well as the probability of each outcome occurring. Based on the allocation of possible outcomes, a calculation is performed to determine which party, if any, has a majority of potential negative outcomes (expected losses) or a majority of the potential positive outcomes (expected residual returns), with an emphasis on negative outcomes. That party, if any, is the primary beneficiary and is required to consolidate the VIE. The Company has evaluated the potential effect of FIN 46 as of June 30, 2003 and does not expect that there will be any material effect on its consolidated financial statements at July 1, 2003.

2. Acquisitions

IMPCO Fuel Systems. In March 2000, the Company’s subsidiary, IMPCO Technologies, Pty Ltd, and LPM Corporation Pty Ltd, a corporation incorporated under the laws of the state of New South Wales, Australia, established IMPCO Fuel Systems, a corporation incorporated under the laws of the state of New South Wales, Australia. IMPCO Technologies, Pty Ltd has a 51% ownership interest in IMPCO Fuel Systems and paid $300,000 in the purchase of goodwill of LPM’s gaseous fuel equipment business and $110,000 in certain assets, inventory and equipment of LPM. This acquisition was accounted for under the purchase method of accounting and has been included in the consolidated financial statements since the date of acquisition.

B.R.C. Societá a Responsibilitá Limitata.    In October 2002, the Company entered into an option agreement that, if exercised, would permit it to acquire 50% of the outstanding equity interest of B.R.C. Societá a Responsibilitá Limitata (“BRC”), an Italian company that supplies alternative fuel products and systems to be used in automobiles. As consideration for the option, the Company (i) made a non-refundable $1.5 million payment to the BRC equity holders on October 3, 2002, which is included in business acquisition costs on the consolidated balance sheet for the period ended December 31, 2002 and (ii) issued to BRC equity holders 2,309,470 shares of common stock on November 29, 2002 valued at $10.0 million and also included in business acquisition costs on the consolidated balance sheet as of December 31, 2002. The BRC shares are subject to a lockup agreement providing that 1,662,818, or 72%, of those shares may not be resold until certain dates commencing on August 1, 2004. The option agreement as initially structured required the Company to give the BRC equity holders notice of its intent to exercise on or before January 15, 2003, and to pay the selling shareholders an additional $4,050,000 plus EUR 1,250,000 on or before January 31, 2003. The Company and the selling shareholders subsequently entered into an amendment extending the notice date to February 17, 2003 and the exercise date to April 18, 2003 and the Company has made additional down payments of $2.3 million. If the option is exercised, the Company will be required to pay an additional installment of $7.0 million (subject to reduction if certain conditions are not met with respect to BRC’s accounts receivable collections) on or before September 30, 2003. The Company gave the required notice on February 13, 2003 and is currently exploring various alternatives to finance both the April and September payments. If we are unable to obtain financing to pay the required April payment, the selling shareholders would retain the cash portion of the purchase price paid through March 31, 2003 of approximately $3.8 million and would be required to return the 2,309,470 shares of common stock.

B.R.C. Societá a Responsibilitá Limitata (unaudited).    The Company announced on May 8, 2003 that the purchase of 50% of BRC was completed pending a $7.0 million payment that represented the deferred portion of the purchase price due on September 30, 2003. On July 22, 2003, in conjunction with the refinancing of the Company, the deferred payment of $7.0 million was paid to the equity holders of BRC consequently completing the 50% acquisition of BRC. As of June 30, 2003, the Company has incurred acquisition costs of approximately $24.4 million, which is shown on the consolidated balance sheet as part of investment in affiliates. The corresponding costs incurred as of December 31, 2002 totaled $12.5 million. As of June 30, 2003, the Company is currently completing the allocation of the purchase price of approximately $24.4 million to the Company’s share of the fair value of the acquired assets and liabilities as required by purchase accounting for acquisitions using the equity method. The Company has not allocated the purchase price to goodwill. The Company expects to complete the allocation during the third quarter of 2003. BRC owns 100% of the outstanding interests of MTM, the operating Company for BRC. The unaudited condensed balance sheet for MTM as of June 30, 2003 follows:

June 30, 2003
(Unaudited)
Current assets	$30,441,475
Long-term assets	8,017,756

Total Assets	$38,459,231

Current liabilities	$12,597,272
Long-term liabilities	2,965,678
Shareholders’ equity	22,896,281

Total liabilities and shareholders’ equity	$38,459,231

For the six-months ended June 30, 2003, unaudited revenues and other income was approximately $22.0 million and net income was approximately $0.2 million.

3. Debt Payable

The Company’s debt payable is summarized as follows:

		April 30, 2001	April 30, 2002	December 31, 2002	June 30, 2003
					(unaudited)
(a)	Bank of America NT&SA
	Revolving line of credit	$3,914,000	$8,625,000	$5,860,000	$5,500,000
	Mexican peso line of credit	541,000	—	—	—
	Term loan	8,894,000	6,353,000	4,447,000	3,812,000
	Capital lease and capital expenditure lines of credit facilities	1,436,000	1,516,000	2,327,000	1,981,000
(b)	Credit facility—Fortis Bank (formerly Mees Pierson)	1,461,000	1,068,000	715,000	—
(c)	The Hong Kong and Shanghai Banking Corporation Ltd. Term loan for acquisition of Mikuni	776,000	500,000	540,000	535,000
	Line of credit	162,000	—	—	—
Other capital leases		572,000	1,423,000	222,000	186,000
Derivative instruments		—	195,000	181,000	—
(d)	Notes payable	—	—	—	3,050,000
(e)	Other loans	—	—	—	410,000

		17,756,000	19,680,000	14,292,000	15,474,000
Less: current portion		9,758,000	14,287,000	14,191,000	9,593,000

Non-current portion		$7,998,000	$5,393,000	$101,000	$5,881,000

(a)  Bank of America NT&SA

Loan Covenants and Collateral.    The Bank of America credit facility contains certain restrictions, as well as limitations on other indebtedness, and is secured by substantially all of the Company’s assets including a $1.0 million cash collateral account, which is included as part of restricted cash in the consolidated balance sheet as of December 31, 2002. In June 2002, the credit facility with Bank of America was amended to extend the maturity date of the Company’s line of credit and term loans to May 31, 2003 and to reduce the available line of credit from $9.5 million to $8.0 million at the end of June 2002. The terms of this amendment also require the line of credit to be reduced by $1.0 million on each of September 30, 2002, December 31, 2002 and March 31, 2003. On March 24, 2003, Bank of America amended its agreement to (1) waive the funded debt to earnings before interest, taxes, depreciation and amortization ratio and the debt service coverage ratio for the period ending January 31, 2003 (2) increase the interest rate on all loans to prime plus five percentage points (3) terminate the swap agreement and (4) defer the $1.0 million March 31, 2003 line of credit reduction to April 30, 2003. As a result of obtaining the waiver from Bank of America, the Company is in compliance with all covenants and conditions under this credit facility at December 31, 2002.

The Company entered into one interest rate swap contract with Bank of America NT&SA to manage its exposure to interest rate changes and stabilize the cost of borrowed funds. The interest rate swap is matched as a hedge to a specific term loan and has the same notional amount and tenor as the related debt instrument principal. This swap was cancelled on March 24, 2003. At December 31, 2002, the notional amount of the swap was approximately $4.4 million with a fixed payment rate of 5.6% and a fluctuating receiving rate based upon LIBOR. The Company’s weighted-average cost of funds was 7.4%, absent this swap agreement the weighted-average cost of funds would have been 6.1%. At December 31, 2002 the carrying value of the interest rate swap was $182,000 and is recorded as a liability. During the transition period ended December 31, 2002, the Company recorded a loss of $109,000 in other comprehensive income in order to account for the change in fair value. Since the swap is no longer effective, the Company reclassified the amount from other comprehensive income to interest expense during the transition period ended December 31, 2002.

Revolving Line of Credit.    The $6 million revolving line of credit bears interest, payable monthly, at a fluctuating rate per annum equal to the Bank’s reference rate plus up to three-quarters of one percentage point, depending on certain financial ratios. At December 31, 2002, the outstanding line of credit balance was $5,860,000, which was subject to an offshore rate of 6.5%.

Term Loan.    The Company’s credit facility agreement and line of credit with Bank of America will expire as of May 31, 2003. As a result, all of the term and capital expenditure loans issued by the Bank have been classified as current debt as of December 31, 2002 even though portions of the term loan debt do not mature in calendar year 2003. The Company intends to terminate its relationship with the Bank no later than May 31, 2003 and expects to secure a new credit facility from a different senior lender before that time. It is anticipated that all of the Company’s debt with Bank of America will be refinanced by the new credit facility.

The term loan bears interest, payable on a monthly basis, at the Bank’s reference rate plus up to three-quarters of one percentage point and matures September 30, 2004. The Company may elect to have all or portions of the term loan bear interest at an alternative interest rate agreed upon by the Bank and IMPCO for periods of not less than 30 days nor more than one year. The alternative interest rate is based on the offshore rate plus 5.0%, which was 10.6% at December 31, 2002. Each alternative rate portion must be for an amount not less than $500,000 and may not include any portion of principal that is scheduled to be repaid before the last day of the applicable interest period.

Capital Leases and Capital Expenditure Lines of Credit Facilities.    The Company has two non-revolving capital expenditure line of credit facilities and two capital leases with Bank of America. The interest rate for each of the capital expenditure lines of credit is prime plus 2.25%. At December 31, 2002, one line of credit had a balance of approximately $1,141,000 and an interest rate of 6.5%. The other line of credit had a limit of $1,000,000 and matures on May 31, 2003. Upon the date of maturity, this line of credit may be converted into a term loan due on May 31, 2005 and may be prepaid, in whole or in part, at any time. At December 31, 2002, this line of credit had a balance of $790,000 bearing an interest rate of 6.5%. Both of these credit facilities are classified on the balance sheet as of December 31, 2002 as part of current maturities of long-term debt and capital leases.

The Company’s capital lease obligations as of December 31, 2002 with Bank of America are approximately $78,000 and $318,000 and bear interest rates of 3.5% and 3.4%, respectively. These obligations are classified on the balance sheet as of December 31, 2002 as part of current maturities of long-term debt and capital leases with the exception of approximately $101,000, which is classified as capital leases.

(b)  Credit Facility—Fortis Bank

IMPCO BV has secured a EUR 2,300,000 (US$2,100,000) revocable credit facility with Fortis Bank in the Netherlands. The interest rate is determined on weekly based on a weighted average of several money market indices. IMPCO BV’s borrowings under this facility may not exceed the combined total of 70 % of the book value of its accounts receivable (not older than 90 days) and 50% of the book value of its inventory (or the current market value when lower) with a maximum of EUR 1,000,000. At December 31, 2002, the interest rate was 4.9% and the outstanding balance was $715,000.

(c)  The Hong Kong and Shanghai Banking Corporation Ltd.

Line of Credit.    In April 2002, IMPCO Japan secured a ¥64,000,000 (US$500,000) line of credit facility with the Hong Kong and Shanghai Banking Corporation Ltd., Osaka Branch. This line of credit has a fixed interest rate for a period of 12 months and matures in June 2003. The line of credit is secured with cash from IMPCO Australia that has been placed in a restricted account with National Australian Bank Limited. National Australian Bank has issued a stand-by letter of credit to HSBC as collateral for the line of credit. At December 31, 2002, the outstanding loan balance of ¥64,000,000 (US$540,000) bore an interest rate of 1.702%.

At December 31, 2002, the weighted average interest rate for all of the Company’s debt was 7.4%.

Management has made the decision to secure funding from a new senior lender other than Bank of America prior to May 31, 2003. Consequently, all Bank of America debt and all other debt with the exception of capital leases have been classified as current. If the Company chooses to keep Bank of America as its senior lender, and is able to continue to obtain waivers with respect certain of its loan covenants, annual maturities of long-term debt, excluding capital leases, for the five years subsequent to December 31, 2002 will be as follows: 2003—$9,276,000; 2004—$2,821,000; 2005—$141,000; thereafter—$0.

At June 30, 2003 (unaudited), details of our outstanding debt was as follows.

(a) Bank of America NT&SA (unaudited)

Loan covenants and collateral. In June 2003, the credit facility with Bank of America was amended to extend the maturity date of the Company’s line of credit to July 15, 2003 and to accelerate the maturity date of all other Bank of America facilities to July 15, 2003. The amendment also waived the earnings before interest, tax, depreciation, and amortization and the debt service coverage service ratio. On July 21, 2003 the Company completed the refinancing of the Bank of America debt and secured additional financing to complete the 50% acquisition of BRC. All of the amounts outstanding under the Bank of America agreements including accrued interest were settled in full.

Revolving line of credit. The $5.5 million revolving line of credit bears interest, payable monthly, at a rate equal to the Bank’s prime rate plus 8%, or 12.25%. At June 30, 2003, the outstanding line of credit balance was $5,500,000.

Term loan. In accordance with the amended bank agreement dated June 24, 2003, the term loan bears interest, payable on a monthly basis, at a rate equal to the Bank’s prime rate plus 8%, or 12.25%. As of June 30, 2003, the term loan had a balance of $3,812,000.

Capital leases and capital expenditure lines of credit facilities. The Company has two non-revolving capital expenditure line of credit facilities and two capital leases with Bank of America. The interest rate for each of the capital expenditure lines of credit is prime plus 8%, or 12.25%. At June 30, 2003, the first line of credit had a balance of approximately $1,016,000. The second line of credit had a balance of $783,000.

The Company’s capital lease obligations as of June 30, 2003 with Bank of America are approximately $7,000 and $176,000 and bear interest rates of 3.3% and 3.1%, respectively. These obligations are classified on the balance sheet as of June 30, 2003 as part of current maturities of long-term debt and capital leases.

(b) Credit facility—Fortis Bank (unaudited)

IMPCO BV has secured a EUR 2,300,000 (US$2,100,000 at June 30, 2003) revocable credit facility with Fortis Bank in the Netherlands. The interest rate is determined on a weekly basis using a weighted average of several money market indices. IMPCO BV’s borrowings under this facility may not exceed the combined total of 70% of the book value of its eligible accounts receivable and 50% of the book value of its inventory (or the current market value when lower) with a maximum of EUR 1,000,000. At June 30, 2003, the interest rate was 4.0% with no outstanding balance.

(c) The Hong Kong and Shanghai Banking Corporation Ltd. (unaudited)

Line of Credit. In April 2002, IMPCO Japan secured a ¥64,000,000 (US$535,000 at June 30, 2003) line of credit facility with the Hong Kong and Shanghai Banking Corporation Ltd., Osaka Branch. This line of credit was renewed in March 2003 with a fixed interest rate of 1.685% for a period of 12 months and matures in April 2004. The line of credit is cash secured with cash from a restricted account with National Australian Bank Limited, which issued a stand-by letter of credit to HSBC as collateral for the line of credit. At June 30, 2003, the outstanding loan balance was ¥64,000,000 (US$535,000) bearing an interest rate of 1.685%.

(d) Notes payable (unaudited)

In the months of April and May of 2003 the Company entered into agreements with investors to provide $3,050,000 in bridge loans, of which $1,400,000 was from an entity related to one of the Company’s directors. The bridge loans bear interest at a rate of 12% and mature in October 2003. In conjunction with the bridge loan agreements the Company issued warrants to the investors to purchase 305,000 shares of the Company’s common stock at $2.46, or 120% of market price.

(e) Other finance loans (unaudited)

In February and May of 2003, the Company financed certain insurance policies through a third party lender. As of June 30, 2003 the balance of these loans was approximately $410,000, which mature in March 2004 and bear interest at 5.62%.

At June 30, 2003, the Company’s weighted average interest rate was 11.5%.

4. Marketable Securities

The Company’s deferred compensation plan acquired 17,978 shares of Quantum common stock at an average price of $9.12 per share in accordance with the Quantum spin-off, dated July 23, 2002. These shares were classified as marketable securities available-for-sale and are included as part of other assets on the consolidated balance sheet as of December 31, 2002 and June 30, 2003. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, unrealized and realized losses are recognized respectively as a component of other accumulated comprehensive income in the equity section of the consolidated balance sheet and as part of selling, and general and administrative expense on the consolidated statements of operations. A realized loss of $16,527 was recognized during the eight months ended December 31, 2002 based on the sale of 2,600 shares and an unrealized loss of $104,304 is carried in other comprehensive income recognizing the decline in share price of 14,752 shares of Quantum stock as of December 31, 2002. No tax benefit was recognized because the assessment was that a tax benefit would likely not be realized in a future period in accordance with SFAS No. 109, Accounting for Income Taxes.

5. Income Taxes

The provision for (benefit from) income taxes consists of the following:

	Fiscal Years Ended April 30,			Eight Months Ended December 31, 2002
	2000	2001	2002
Current:
Federal	$715,274	$(529,476)	$(399,806)	$—
State	258,787	103,536	800	800
Foreign	999,060	774,059	519,069	42,448

	1,973,121	348,119	120,063	43,248

Deferred:
Federal and State	1,376,929	2,554,867	(1,451,024)	(803,353)
Change in Valuation Allowance	—	—	—	24,000,000

Total provision (benefit) for income taxes for continuing operations	$3,350,050	$2,902,986	$(1,330,961)	$23,239,895

Provision (benefit) for income taxes for discontinued operation (Note 6)	$(2,223,811)	$(11,832,356)	$(16,675,344)	$(2,076,380)

Income (loss) before income taxes and minority interest of consolidated subsidiaries and dividends for U.S. and foreign-based operations is shown below:

	Fiscal Years Ended April 30,			Eight Months Ended December 31, 2002
	2000	2001	2002
Continuing operations
U.S.	$11,773,231	$5,567,967	$(3,766,901)	$(2,712,836)
Foreign	2,073,188	1,262,589	439,500	622,349

Total Continuing Operations	13,846,419	6,830,556	(3,327,401)	(2,090,487)
Discontinued Operations	(9,191,451)	(28,609,511)	(41,692,581)	(5,190,953)

Total income (loss) before income taxes and minority interest and dividends	$4,654,968	$(21,778,955)	$(45,019,982)	$(7,281,440)

As of December 31, 2002, the Company established a $24.0 million deferred tax asset valuation allowance. The allowance was recognized based on the weight of available evidence that it is more likely than not that this portion of the deferred tax asset will not be realized within the next three years, notwithstanding that some of those assets may have longer lives under applicable tax laws. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. The Company believes, based on its history of prior operating earnings, its spin-off of the Quantum division and its expectations of future earnings, that operating income of the Company will more likely than not be sufficient to realize the future benefits of the amount classified as net deferred tax asset. Future adverse changes in market conditions, poor operating results or a decline in our projections about future profitability may affect the Company assessment of the adequacy of the reserve and, consequently, the net carrying value of net deferred tax assets. In the event that the Company determines that it is more likely than not that it would be unable to realize an additional portion of the net deferred tax asset, an additional adjustment to the deferred tax asset valuation allowance would be charged to income in the period such determination was made.

A reconciliation of income taxes computed at the federal statutory income tax rate to income taxes reported in the consolidated statements of operations is as follows:

	Fiscal Years Ended April 30,			Eight Months Ended December 31, 2002
	2000	2001	2002
Federal statutory income tax rate	34.0%	(34.0)%	(34.0)%	(34.0)%
Permanent differences	1.8	3.5	0.9	32.7
State tax, net	4.9	(1.6)	(0.7)	(11.8)
Foreign tax, net	6.3	1.6	0.8	(8.1)

Research and development credit	(22.8)	(10.5)	(7.0)	(15.2)
Valuation Allowance	—	—	—	1148.1

Effective tax rate	24.2%	(41.0)%	(40.0)%	1,111.7%

The components of the Company’s deferred tax liabilities and assets is as follows:

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002
	2001	2002
Deferred tax liabilities:
Tax over book depreciation	$(1,203,278)	$(1,432,466)	$(1,274,744)
Other	(1,791,365)	(3,253,398)	(2,857,132)

	(2,994,643)	(4,685,864)	(4,131,876)

Deferred tax assets:
Tax credit carryforwards	7,944,427	10,739,247	10,877,479
Net operating loss carryforwards	5,117,935	22,454,771	25,498,363
Inventory reserves	961,488	1,480,310	299,336
Other provisions for estimated expenses	1,740,699	1,947,752	893,473

	15,764,549	36,622,080	37,568,651

Valuation Allowance	—	—	24,000,000

Net deferred tax assets	12,769,906	31,936,216	9,436,775
Less: deferred tax assets-current	2,168,679	2,807,677	1,032,072

Deferred tax assets non-current	$10,601,227	$29,128,539	$8,404,703

For the transition period ended December 31, 2002, the Company has a federal research and development tax credit carryforward available for federal income tax purposes of approximately $4,933,000 that, if not used, expires between 2010 to 2022. Federal net operating loss carryforwards of $66.5 million expire between 2020 and 2021. Additionally, the Company has an alternative minimum tax credit carryforward available for federal income tax purposes of approximately $173,000 and a foreign tax credit of $666,000 that expires in 2003 if not utilized. The Company also has research and development credit carryforwards for state income tax purposes of approximately $4,379,000, which do not expire for tax reporting purposes. State net operating loss carryforwards of $29.1 million expire between 2010 and 2012.

Income taxes for the six months ended June 30, 2003 (unaudited) were computed using the effective tax rate estimated to be applicable to the full fiscal year without giving effect to any change with respect to the valuation allowance in deferred income taxes. The effective tax rate and amount of the valuation allowance are subject to ongoing review and evaluation by management.

6. Discontinued Operation

On July 23, 2002, the Company completed the distribution and spin-off of its Quantum subsidiary by distributing one share of Quantum common stock for every share of IMPCO common stock held on the record date, which was July 5, 2002. The Company assumed approximately $8.6 million outstanding under the line of credit with Bank of America and also made a contribution in cash of $15.0 million to Quantum as part of the spin-off transaction and was presented in net cash used in discontinued operations in the consolidated statements of cash flows for. As a result of the spin-off of Quantum, the Company no longer holds any continuing interest in Quantum.

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective as of May 1, 2002. Under the provisions of SFAS No. 144, the results of operations of Quantum are presented as discontinued operations in the Company’s consolidated balance sheets.

Operating results of discontinued operations for the period May 1, 2002 to the date of the Quantum spin-

off, July 23, 2002, and for the preceding fiscal years ended April 30, 2002, 2001, and 2000 are as follows:

	Fiscal Years Ended April 30,			May 1 to July 23, 2002
	2000	2001	2002
Revenue	$22,340,778	$23,357,929	$23,403,295	$4,445,725
Costs and Expenses:
Cost of sales	15,081,039	19,452,343	25,581,284	3,514,440
Research and development expense	12,956,426	26,686,691	32,656,683	4,729,918
Selling, general and administrative expense	3,494,764	5,499,122	6,379,020	1,295,829

Total costs and expenses	31,532,229	51,638,156	64,616,987	9,540,187
Operating loss	(9,191,451)	(28,280,227)	(41,213,692)	(5,094,462)
Net interest expense	—	329,284	478,889	96,490
Loss before income tax (benefit)	(9,191,451)	(28,609,511)	(41,692,581)	(5,190,952)
Income tax benefit	(2,223,811)	(11,832,356)	(16,675,344)	(2,076,380)

Loss from discontinued operation	$(6,967,640)	$(16,777,155)	$(25,017,237)	$(3,114,572)

7. Commitments and Contingencies

(a) Leases

The Company has certain non-cancelable operating leases for facilities and equipment, and non-cancelable capital leases for machinery, equipment and motor vehicles. Future minimum lease commitments under non-cancelable leases at December 31, 2002 are as follows:

	Lease Obligations
Fiscal years ending December 31,	Capital Leases	Operating Leases
2003	$540,167	$1,830,221
2004	79,461	1,182,722
2005	17,026	486,669
2006	10,619	435,739
2007	—	436,454
Thereafter	—	1,846,284

Total minimum lease payments	647,273	$6,218,089

Less imputed interest	29,683

Present value of future minimum lease payments	617,590
Less current portion	516,391

Long-term capital lease obligation	$101,199

Total rental expense under the operating leases for fiscal years ended April 30, 2000, 2001, 2002 and the transition period ended December 31, 2002 were approximately $1,345,000, $1,639,000, $1,696,000 and $1,449,000, respectively. Rent expense for the six months ended June 30, 2003 was approximately $967,000 (unaudited). These leases are non-cancelable and certain leases have renewal options and escalation clauses.

At April 30, 2000, 2001, 2002, the transition period ended December 31, 2002, and as of June 30, 2003, approximately $2,281,000, $1,730,000, $1,107,000, $617,590, and $369,000 (unaudited) were outstanding under the Company’s capital lease facility, respectively. At April 30, 2002, the gross and net assets acquired under the capital lease facility were approximately $3,177,000 and $420,000, respectively. At December 31,

2002, the gross and net assets acquired under the capital lease facility were approximately $3,177,000 and $591,000, respectively. Amortization of these assets is included in depreciation expense.

(b) Contingencies

The Company is currently subject to certain legal proceedings and claims arising in the ordinary course of business. Based on advice from legal counsel, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company’s consolidated financial statements.

In August 2000, the Company initiated legal action in federal court (Eastern District of Michigan) against GFI Control Systems Inc. and Dynetek Industries Ltd. claiming that those entities infringed the Company’s patent covering a compressed gas fuel system that includes a tank with an internal pressure regulator. GFI Control Systems Inc. and Dynetek Industries Ltd. filed a counter-suit for patent infringement. In connection with the spin-off, the Company assigned its rights in this litigation to Quantum and Quantum assumed all liabilities in this matter.

(c) Investment and Tax Savings Plan

The Company’s Investment and Tax Savings Plan (the “Plan”) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees who are at least age twenty-one or older are eligible to participate in the Plan on the first day of employment with the Company. Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation. The Company’s matching contributions are discretionary and match elective salary deferrals up to 3.0% of compensation. Approximately 65% of eligible employees were enrolled in the 401(k) plan at December 31, 2002. Employer contributions approximated $482,000, $593,000, $632,000, $189,000 and $136,000 (unaudited) for fiscal years ended 2000, 2001, 2002, the transition period ended December 31, 2002, and the six months ended June 30, 2003, respectively.

8. Stockholders’ Equity

(a) Stockholder Protection Rights Agreement

On June 30, 1999, the Company’s Board of Director’s adopted a Stockholder Protection Rights Agreement and declared a dividend of one right on each outstanding share of IMPCO common stock. Each right entitles the holder, upon certain events, to purchase, at an exercise price of $45 per share, shares of common stock with a value equal to twice the exercise price. The dividend was paid on July 26, 1999 to stockholders of record on July 12, 1999.

(b) Stock options

The Company has six stock option plans that provide for the issuance of options to key employees and directors of the Company at the fair market value at the time of grant. Options under the plans generally vest in four or five years and are generally exercisable while the individual is an employee or a director, or ordinarily within one month following termination of employment. In no event may options be exercised more than ten years after date of grant. On November 14, 2002, the stockholders of IMPCO approved the 2002 Stock Option Plan for Employees and the 2002 Stock Option Plan for Nonemployee Directors, which provides for the issuance of stock options initially covering up to 500,000 and 200,000 shares of common stock, respectively.

In connection with the spin-off of Quantum, all stock options outstanding on the spin-off date were split into one option of IMPCO and one option of Quantum stock. The exercise price of both the IMPCO and Quantum

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2003 and the six months ended June 30, 2002 and 2003 is unaudited)

stock options was adjusted based on the relative market values of both companies on the first trading day following the spin-off. Options exercised prior to the spin-off of Quantum were made at the exercise price prior to such adjustment. All vesting schedules remain the same and the option holders are not required to exercise their options concurrently.

	Number of Shares	Weighted Average Exercise Price
Outstanding at April 30, 1999	1,502,658	$4.70
Granted	104,974	5.86
Exercised	(163,326)	4.02
Forfeited	(122,375)	4.68

Outstanding at April 30, 2000	1,321,931	$4.88
Granted	416,453	7.27
Exercised	(97,572)	5.06
Forfeited	(46,047)	8.78

Outstanding at April 30, 2001	1,594,765	$5.39
Granted	232,000	6.17
Exercised	(328,459)	4.48
Forfeited	(120,826)	6.60

Outstanding at April 30, 2002	1,377,480	$5.53
Granted	819,000	3.30
Exercised	(19,200)	4.28
Forfeited	(98,787)	6.72

Outstanding at December 31, 2002	2,078,493	$4.61
Granted	432,500	3.11
Exercised	—	—
Forfeited	(57,008)	4.77

Outstanding at June 30, 2003 (unaudited)	2,453,985	$4.34

Shares exercisable at April 30, 2000	685,334	$4.86
Shares exercisable at April 30, 2001	774,889	$4.66
Shares exercisable at April 30, 2002	666,623	$4.79
Shares exercisable at December 31, 2002	818,107	$4.88
Shares exercisable at June 30, 2003 (unaudited)	795,683	$4.88

The following table sets forth summarized information with respect to stock options outstanding and exercisable at December 31, 2002:

	Outstanding			Exercisable
Exercise Price Range	Number of Shares	Average Life	Average Price	Number of Shares	Average Price
$1.50 to $3.00	36,428	0.4	$2.94	36,428	$2.94
$3.01 to $4.50	1,274,583	7.6	3.62	455,583	4.19
$4.51 to $6.00	121,396	4.8	5.19	102,796	5.07
$6.01 to $7.50	575,202	6.9	6.25	216,679	6.34
$7.51 to $9.00	55,684	8.1	8.00	541	6.74
$9.01 to $15.00	15,200	7.6	12.50	6,080	12.50
	2,078,493	7.2	$4.61	818,107	$4.88

At December 31, 2002, there were 45,209 shares available for grant.

The Company has elected to account for its employee stock options under Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for employee stock options. No compensation expense is recorded under APB 25 because the exercise price of the Company’s employee common stock options equals the market price of the underlying common stock on the grant date.

The Company’s 2003 Stock Incentive Plan (the “Plan”) provides for the issuance of stock options and direct stock issuances covering up to 800,000 shares of our common stock. The maximum number of shares with respect to which options may be granted to any participant in any fiscal year of the company is 200,000 shares. In connection with a participant’s initial commencement of services with the company, a participant may be granted stock options for up to an additional 100,000 shares. The Plan is administered by the Company’s board of directors or a committee appointed by the board of directors. Subject to the provisions of the Plan, the board or the committee will determine who will receive shares or options, the number of shares or options granted, the type of options granted (incentive or non-qualified), the manner of exercise and the exercise price of the options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30 2003 and for the six months ended June 30, 2002 and 2003 is unaudited)

(c) Warrants

On January 11, 2002, the Company completed a private placement of 2,000,000 shares of common stock at a price of $11.25 per share for $22.5 million. The Company also issued to the investors warrants to purchase an aggregate of 200,000 shares of common stock at an exercise price of $13.25 per share. Each purchaser was issued a warrant to purchase one-tenth of a share of common stock for each share of common stock purchased under the agreement. In addition, the Company issued warrants to purchase an aggregate of 100,000 shares of common stock to the placement agent in connection with the transaction. The total of 300,000 warrants were outstanding at December 31, 2002 and the warrants are exercisable at any time until January 11, 2006.

On March 28, 2003, the Company granted 200,000 warrants to purchased common stock at a price of $2.51, 120% over market price, in connection with an $8.0 million commitment from a director expiring May 31, 2003 and subsequently extended to July 31, 2003 (if exercised the interest is payable at 12% with a maturity of January 31, 2004). The warrants expire in four years. If the commitment is exercised, the Company will grant another 600,000 warrants on similar terms. As of June 30, 2003 (unaudited), the Company did not exercise its option under the agreement. As of June 30, 2003, the Company recognized the cost of the warrants by utilizing the Black-Scholes fair value option model. Approximately $129,000 was recognized as expense in the second quarter of 2003. Additionally, on June 30, 2003 (unaudited) this director purchased the 10% minority interest in IMPCO Mexicano from the minority holder, who exercised his put option for $0.5 million.

On April 14, 2003 (unaudited), the Company issued warrants, fully vesting with a five-year expiration period, to lenders to acquire 305,000 shares of IMPCO common stock at a price of 120% over market price of $2.05 in connection with bridge loans totaling approximately $3.1 million. The loans are due and payable in October 2003. As of June 30, 2003, the Company recognized the cost of the by utilizing the Black-Scholes fair value option model. Approximately $168,000 was recognized as expense during the second quarter of 2003.

(d) Notes receivable from officers

On March 2, 2001, the Board of Directors authorized loans to three officers of the Company for the exercise of options to purchase Company stock from former stockholders. The loans accrued interest at 9% and were fully collateralized by a security interest in and lien upon shares of common stock of the Company and certain vested Company nonqualified stock options issued to the officers. Additionally, the loans were secured by the personal residence of one of the officers and were cross-collateralized. Each of these loans was repaid in full in July 2001.

9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Years Ended April 30,			Eight months Ended December 31, 2002	Six Months Ended June 30,
	2000	2001	2002		2002	2003
					(unaudited)
Numerator:
Income (loss) from continuing operations	$10,033,136	$3,674,506	$(2,220,411)	$(25,279,378)	$(1,105,087)	$269,391
Loss from discontinued operation, net of tax benefit	(6,967,640)	(16,777,155)	(25,015,637)	(3,114,572)	(8,756,191)	—

Net income (loss)	$3,065,496	$(13,102,649)	$(27,236,048)	$(28,393,950)	$(9,861,278)	$269,391

Denominator:
Denominator for basic earnings per share—weighted average number of shares	8,489,229	9,934,700	11,097,815	14,376,408	12,936,957	16,435,539
Effect of dilutive securities:
Employee stock options	743,070	1,111,476	—	—		52,631
Warrants	—	—	—	—	—	60,129
Shares held in trust	—	—	—	—	—	15,933

Dilutive potential common shares	743,070	1,111,476	—	—	—	128,693
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	9,232,299	11,046,176	11,097,815	14,376,408	12,936,957	16,564,232

Basic earnings (loss) per share:
Income (loss) from continuing operations	$1.18	$0.37	$(0.20)	$(1.76)	$(0.09)	$0.02

Loss from discontinued operation, net of tax benefit	$(0.82)	$(1.69)	$(2.25)	$(0.22)	$(0.68)	$—

Net income (loss)	$0.36	$(1.32)	$(2.45)	$(1.98)	$(0.76)	$0.02

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$1.09	$0.33	$(0.20)	$(1.76)	$(0.09)	$0.02

Loss from discontinued operation, net of tax benefit	$(0.76)	$(1.52)	$(2.25)	$(0.22)	$(0.68)	$—

Net income (loss)	$0.33	$(1.19)	$(2.45)	$(1.98)	$(0.76)	$0.02

For the transition period ended December 31, 2002, options to purchase approximately 2,078,000 shares of common stock and 300,000 stock warrants were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive. For the fiscal years ended April 30, 2000, 2001, and 2002 options to purchase approximately 579,000, 480,000, and 1,377,000 shares, respectively, of common stock were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive. For the six months ended June 30, 2003 (unaudited), options to purchase approximately 2,406,000 shares of common stock and 745,000 stock warrants were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive.

10. Revenues

During fiscal year 2000, IMPCO BV, IMPCO Pty, Grupo IMPCO Mexicano and IMPCO Japan subsidiaries accounted for approximately 15%, 7%, 7% and less than 3% of total consolidated revenues, respectively. During fiscal year 2001, IMPCO BV, IMPCO Pty, Grupo IMPCO Mexicano and IMPCO Japan subsidiaries accounted for approximately 18%, 8%, 9% and 4% of total consolidated revenues, respectively. During fiscal year 2002, IMPCO BV, IMPCO Pty, Grupo IMPCO Mexicano and IMPCO

Japan subsidiaries accounted for approximately 22%, 6%, 16%, and 3% of total consolidated revenues, respectively. During the eight months ended December 31, 2002, IMPCO BV, IMPCO Pty, Grupo IMPCO Mexicano and IMPCO Japan subsidiaries accounted for approximately 18%, 6%, 26%, and 3% of total consolidated revenues, respectively. For the six months ended June 30, 2003 (unaudited), IMPCO BV, IMPCO Pty, Grupo IMPCO Mexicano and IMPCO Japan subsidiaries accounted for approximately 22%, 6%, 18%, and 3% of total consolidated revenues, respectively.

The Company routinely sells products to a broad base of domestic and international customers, which includes distributors and original equipment manufacturers. Based on the nature of these customers, credit is generally granted without collateral being required. The Company does not anticipate that a significant credit risk exists as a result of these customer relationships.

During the 8 month period ended December 31, 2002, the Company had one customer with net revenues greater than ten percent of consolidated net revenues. Revenues for this customer as a percentage of total revenues were 14.4%, 7.9%, 7.3%, and 6.5% for the eight months ended December 31, 2002, and the fiscal years ended April 30, 2002, 2001, and 2000, respectively.

11. Business Segment and Geographic Information

Business Segments. The Company currently has two reporting segments organized along geographical boundaries: a domestic segment consisting of U.S. Operations and the rest of the world known as the International segment. Previously, the U.S. Operations segment was called the Gaseous Fuel Products Division. The domestic segment sells products including parts and conversion systems to OEMs and the aftermarket. The Company’s International Operations in Australia, Europe, Japan, India, and Mexico provide distribution for the Company’s products, predominantly from its domestic division and some product assembly.

Corporate expenses consist of general and administrative expenses at the corporate level and include the amortization of identifiable intangibles. Intersegment eliminations are primarily the result of intercompany sales from our domestic division to our International Operations.

All research and development is expensed as incurred. Research and development expense includes both customer-funded research and development and Company sponsored research and development.

The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 is unaudited)

Financial Information by Business Segment. Financial information by business segment for continuing operations follows (in thousands):

	Fiscal Years Ended April 30,			Eight months Ended December 31, 2002	Six Months Ended June 30,
Revenues:	2000	2001	2002		2002	2003
					(Unaudited)
U.S. Operations	$76,831	$66,925	$52,055	$33,151	$24,231	$26,793
International Operations	29,991	31,132	32,773	25,304	18,774	19,125
Intersegment Eliminations	(16,347)	(17,518)	(17,152)	(12,034)	(8,183)	(8,006)

Total	$90,475	$80,539	$67,676	$46,421	$34,822	$37,912

	Fiscal Years Ended April 30,			Eight months Ended December 31, 2002	Six Months Ended June 30,
Operating Income (Loss):	2000	2001	2002		2002	2003
					(Unaudited)
U.S. Operations	$19,451	$11,138	$3,416	$1,751	$1,156	$3,694
International Operations	2,623	1,387	599	637	260	1,487
Corporate Expenses	(6,360)	(5,862)	(6,807)	(3,460)	(2,771)	(2,925)
Intersegment Eliminations	(425)	(53)	393	(135)	(310)	(63)

Total	$15,289	$6,610	$(2,399)	$(1,207)	$(1,665)	$2,193

	Fiscal Years Ended April 30,			Eight months Ended December 31, 2002	Six Months Ended June 30,
Identifiable Assets:	2000	2001	2002		2002	2003
					(Unaudited)
U.S. Operations	$50,062	$63,725	$71,858	$52,280	$85,770	$66,046
International Operations	24,904	24,222	23,432	23,697	26,484	26,297
Discontinued Operation	20,050	32,816	28,159	—	23,271	—

Total	$95,016	$120,763	$123,449	$75,977	$135,525	$92,343

	Fiscal Years Ended April 30,			Eight months Ended December 31, 2002	Six Months Ended June 30,
Capital Expenditures:	2000	2001	2002		2002	2003
					(Unaudited)
U.S. Operations	$1,191	$2,980	$2,866	$1,335	$1,951	$823
International Operations	600	312	134	376	202	237
Discontinued Operation	1,891	9,343	3,471	—	195	—

Total	$3,682	$12,635	$6,471	$1,711	$2,348	$1,060

	Fiscal Years Ended April 30,			Eight months Ended December 31, 2002	Six Months Ended June 30,
Depreciation and Amortization:	2000	2001	2002		2002	2003
					(Unaudited)
U.S. Operations	$1,963	$1,982	$2,175	$1,199	$1,076	$1,184
International Operations	602	609	592	177	226	235
Discontinued Operation	1,219	1,687	2,903	862	1,259	—

Total	$3,784	$4,278	$5,670	$2,238	$2,561	$1,419

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 is unaudited)

Product Revenues by Application. The Company’s product revenues by application across all business segments follows (in thousands):

	Fiscal Years Ended April 30,			Eight months Ended December 31, 2002	Six Months Ended June 30,
Revenues:	2000	2001	2002		2002	2003
					(Unaudited)
Transportation	$36,717	$26,425	$24,595	$22,953	$20,366	$21,319
Industrial	53,758	54,114	43,081	23,468	14,456	16,593

	$90,475	$80,539	$67,676	$46,421	$34,822	$37,912

Geographic Information. The Company’s geographic information for revenues to unaffiliated customers and long-lived assets is shown below. The basis for determining revenues is the geographic location of the ”end-user”. Long-lived assets, excluding those classified under discontinued operation, represent long-term tangible assets that are physically located in the region as indicated (in thousands):

	Fiscal Years Ended April 30,			Eight months Ended December 31, 2002	Six Months Ended June 30,
Revenues:	2000	2001	2002		2002	2003
					(Unaudited)
United States and Canada	$49,309	$44,229	$29,882	$18,778	$23,450	$26,440
Europe	14,114	16,302	18,800	10,691	5,738	5,783
Asia & Pacific Rim	9,590	10,486	6,701	4,958	2,677	2,880
Latin America	17,462	9,522	12,293	11,994	2,957	2,809

	$90,475	$80,539	$67,676	$46,421	$34,822	$37,912

	Fiscal Years Ended April 30,			Eight months Ended December 31, 2002	Six Months Ended June 30,
Long-Lived Assets:	2000	2001	2002		2002	2003
					(Unaudited)
United States and Canada	$4,586	$6,399	$7,472	$7,455	$7,852	$7,286
Europe	323	310	355	595	407	596
Asia & Pacific Rim	222	224	211	203	196	223
Latin America	441	419	407	317	362	298

	$5,572	$7,352	$8,445	$8,570	$8,817	$8,403

12. Warranties

Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience. Changes in the Company’s product warranty liability during the fiscal years ended April 30, 2000, 2001, 2002, the transition period ended December 31, 2002, and the six months ended June 30, 2002 and 2003 are as follows:

	Fiscal Years Ended April 30,			Eight months Ended December 31, 2002	Six Months Ended June 30,
Warranty reserve for the period ended:	2000	2001	2002		2002	2003
					(Unaudited)
Balance at beginning of period	$241,980	$426,987	$227,153	$284,845	$202,889	$452,031
New warranties issued	411,454	73,117	170,217	233,416	106,456	39,938
Warranties settled	(226,447)	(272,951)	(112,525)	(66,230)	(22,902)	(57,807)

Balance at end of period	$426,987	$227,153	$284,845	$452,031	$286,443	$434,162

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 is unaudited)

13. Purchases

During fiscal years 2000, 2001, and 2002, the transition period ended December 31, 2002, and the six-months ended June 30, 2003 (unaudited), purchases from two vendors constituted approximately 44%, 41%, 17%, 19%, and 34% of consolidated net inventory purchases, respectively. In fiscal year 2000, 2001, and 2002, the transition period ended December 31, 2002, and the six-months ended June 30, 2003 (unaudited), 10 suppliers accounted for approximately 74%, 67%, 28%, 34%, and 69% respectively, of consolidated net inventory purchases.

14. Supplementary Cash Flow Information

For fiscal years 2000, 2001, 2002, and the transition period ended December 31, 2002, the Company incurred capital lease obligations of approximately $100,000, $550,000, $367,000, and $27,000, respectively.

Interest and income taxes paid for fiscal years 2000, 2001, and 2002, and the transition period ended December 31, 2002 are as follows:

	Fiscal Years Ended April 30,			Eight months Ended December 31, 2002
	2000	2001	2002
Interest paid	$1,452,000	$1,363,000	$1,354,000	$953,000
Taxes paid (including franchise taxes)	2,379,000	982,000	638,000	42,000

Payments made by Quantum for interest and taxes were not material for the periods indicated.

On November 29, 2002, the Company issued 2,309,470 shares of the Company’s common stock to the equity holders of BRC valued at $10,000,000 as a down payment towards an option to acquire a 50% ownership in BRC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 is unaudited)

15. Fiscal Year Change

On November 14, 2002, the Company changed its fiscal year from April 30 to December 31. The table below summarizes selected data for the unaudited eight months ended December 31, 2001 and the eight months ended December 31, 2002 (in thousands except for earnings per share).

	Eight Months Ended December 31,
	2001	2002
	(unaudited)
Statement of Operations:
Revenue	$45,707	$46,421
Costs and expenses:
Cost of revenue	29,185	33,071
Research and development expense	3,712	2,635
Selling, general and administrative expense	13,075	11,922
Operating income (loss)	(266)	(1,207)
Interest expense	933	995
Interest income	112	112
Income (loss) from continuing operations (net of tax)	(908)	(25,279)
Loss from discontinued operation (net of tax)	(17,908)	(3,115)

Net income (loss) applicable to common stock	$(18,816)	$(28,394)

Net income (loss) per share:
Basic:
Income (loss) from continuing operations	$(0.09)	$(1.76)

Loss from discontinued operation	$(1.71)	$(0.22)

Net income (loss)	$(1.80)	$(1.98)

Diluted:
Income (loss) from continuing operations	$(0.09)	$(1.76)

Loss from discontinued operation	$(1.71)	$(0.22)

Net income (loss)	$(1.80)	$(1.98)

Number of shares used in per share calculation:
Basic	10,445	14,376

Diluted	10,445	14,376

Balance Sheet Data:
Total current assets	$60,439	$35,243
Total assets	117,270	75,978
Total current liabities	20,332	24,037
Long-term obligations, less current portion	25,236	101
Stockholders’ equity	$69,401	$49,622

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 is unaudited)

16. Goodwill

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, amortization of goodwill is no longer permitted. No such amortization expense for goodwill was recognized for the eight-month period ended December 31, 2002 and the six months ended June 30, 2003. The following data shows the effect on net income (loss) and net income (loss) per share of common stock if the provisions of SFAS No. 142 had been in effect for the fiscal years ended April 30, 2000, 2001, and 2002.

	Fiscal Years Ended April 30,			Eight Months Ended December 31, 2002	Six Months Ended June 30,
	2000	2001	2002		2002	2003
					(Unaudited)
Net income (loss) as reported	$3,065,496	$(13,102,649)	$(27,236,048)	$(28,393,950)	$(9,861,278)	$269,391

Add: Amortization of goodwill recorded during fiscal years prior to adoption of FAS 142, net of tax effects	491,278	436,900	443,142	—	138,123	—

Proforma income (loss)	$3,556,774	$(12,665,749)	$(26,792,906)	$(28,393,950)	$(9,723,155)	$269,391

Basic earnings (loss) per share:
Net income (loss) as reported	$0.36	$(1.32)	$(2.45)	$(1.98)	$(0.76)	$0.02
Goodwill amortization	0.06	0.04	0.04	—	0.01	—

Proforma income (loss)	$0.42	$(1.28)	$(2.41)	$(1.98)	$(0.75)	$0.02

Diluted earnings (loss) per share:
Net income (loss) as reported	$0.33	$(1.32)	$(2.45)	$(1.98)	$(0.76)	$0.02
Goodwill amortization	0.06	0.04	0.04	—	0.01	—

Proforma income (loss)	$0.39	$(1.28)	$(2.41)	$(1.98)	$(0.75)	$0.02

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 is unaudited)

17. Quarterly Results Of Operations (Unaudited)

A summary of the unaudited quarterly results of operations follows (in thousands, except per share amounts):

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
Fiscal Year 2001
Revenue	$22,276	$20,485	$18,145	$19,633
Gross profit	9,220	7,865	6,611	7,345
Operating income (loss)	2,799	1,954	737	1,120
Income from continuing operations	1,249	1,389	821	216
Loss from discontinued operation	(1,857)	(2,771)	(5,172)	(6,977)
Net loss	$(608)	$(1,382)	$(4,351)	$(6,761)

Net income (loss) per share: (1)
Basic:
Income from continuing operations	$0.14	$0.13	$0.08	$0.02
Loss from discontinued operation	$(0.21)	$(0.26)	$(0.50)	$(0.68)
Net loss	$(0.07)	$(0.13)	$(0.42)	$(0.66)
Diluted:
Income from continuing operations	$0.13	$0.12	$0.07	$0.02
Loss from discontinued operation	$(0.19)	$(0.24)	$(0.46)	$(0.61)
Net loss	$(0.06)	$(0.12)	$(0.39)	$(0.59)

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
Fiscal Year 2002
Revenue	$18,920	$18,223	$13,799	$16,733
Gross profit	7,836	6,056	4,143	5,099
Operating income (loss)	1,891	(696)	(1,817)	(1,776)
Income from continuing operations	843	(789)	(1,069)	(1,203)
Loss from discontinued operation	(6,439)	(7,943)	(5,951)	(4,684)
Net loss	$(5,596)	$(8,732)	$(7,020)	$(5,887)

Net income (loss) per share: (1)
Basic:
Income from continuing operations	$0.08	$(0.07)	$(0.10)	$(0.10)
Loss from discontinued operation	$(0.62)	$(0.76)	$(0.54)	$(0.37)
Net loss	$(0.54)	$(0.83)	$(0.64)	$(0.47)
Diluted:
Income from continuing operations	$0.07	$(0.07)	$(0.10)	$(0.10)
Loss from discontinued operation	$(0.56)	$(0.76)	$(0.54)	$(0.37)
Net loss	$(0.49)	$(0.83)	$(0.64)	$(0.47)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 is unaudited)

	First Qtr.	Second Qtr.	November & December
Transition Period Ended December 31, 2002
Revenue	$19,475	$18,771	$8,175
Gross profit	5,826	5,191	2,332
Operating income (loss)	385	97	(1,689)
Income (loss) from continuing operations	115	(163)	(25,231)
Loss from discontinued operation	(2,884)	(2)	(229)
Net loss	$(2,769)	$(165)	$(25,460)

Net income (loss) per share: (1)
Basic:
Income (loss) from continuing operations	$0.01	$(0.01)	$(1.64)
Loss from discontinued operation	$(0.21)	$—	$(0.02)
Net loss	$(0.20)	$(0.01)	$(1.66)

Diluted:
Income (loss) from continuing operations	$0.01	$(0.01)	$(1.64)
Loss from discontinued operation	$(0.20)	$—	$(0.02)
Net loss	$(0.19)	$(0.01)	$(1.66)

	First Qtr.	Second Qtr.
Fiscal year 2003
Revenue	$19,572	$18,340
Gross profit	6,559	5,970
Operating income	1,141	1,052
Net income (loss)	$451	$(181)

Net income (loss) per share: (1)
Basic:
Income (loss) from continuing operations	$0.03	$(0.01)
Net income (loss)	$0.03	$(0.01)
Diluted:
Income (loss) from continuing operations	$0.03	$(0.01)
Net income (loss)	$0.03	$(0.01)

Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and, with regard to diluted per common share amounts only, because of the effect of potentially dilutive securities only in the periods in which the effect would have been dilutive.

18. Subsequent Events (unaudited)

In July 2003, the Company completed financing arrangements with LaSalle Business Credit, LLC (“LaSalle”) and Bison Capital Structured Equity Partners, LLC (“Bison”). This financing provided the Company with funds to repay all of its Bank of America debt facility totaling approximately $11.3 million, provided funds to pay the $7.0 million deferred payment to complete the 50% acquisition of BRC, and provided working capital. The LaSalle facility is a three-year asset-based line of credit totaling $12.0 million. The Bison facility is a senior subordinated secured four-year note in the amount of $20.0 million. The availability under the asset-based line of credit is based on a percentage of eligible inventory and accounts receivable balances associated with the Company’s domestic business and bears an interest rate of prime plus 1%. LaSalle has a security interest in essentially all the U.S. assets of the Company. The Bison note is secured by the foreign assets of the Company.

The Bison senior subordinated secured note in the amount of $20.0 million is a four-year term loan in which the Company received proceeds of approximately $17.3 million and bears interest at the rate of 11.25%. The loan discount amount of approximately $2.7 million will be charged to interest expense over the term of the note. The Company also issued to Bison stock warrants, exercisable immediately, to purchase 500,000 shares of the Company’s common stock at a price of $2.00.

In accordance with SFAS No. 6, Classification of Short-term Obligations Expected To Be Refinanced, the term loans, the capital expenditure loans, and the capital leases associated with the Bank of America debt at June 30, 2003 have been reclassed from short-term liabilities to long-term liabilities on the consolidated balance sheets. The Bank of America line of credit remained as a short-term liability in both balance sheets because it was financed by the short-term asset-based lending agreement. The $7.0 million obligation due to BRC is classified as a long-term liability at June 30, 2003 because it was financed by the senior subordinated secured note.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses that will be paid by IMPCO in connection with the securities being registered. With the exception of the SEC registration fee, all amounts shown are estimates:

SEC Registration Fee:	$500
Legal Fees and Expenses (including Blue Sky):	$60,000
Accounting Fees and Expenses:	$25,000
Printing Fees and Expenses:	$10,000
Miscellaneous:	$5,000

Total:	$100,500

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) contains detailed provisions on indemnification of directors and officers against expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with legal proceedings. Section 102(a)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as our company, eliminating or limiting, with certain exceptions, the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Our Certificate of Incorporation eliminates the liability of each of our directors to our stockholders or us for monetary damages for breach of fiduciary duty to the full extent provided by the DGCL, as such law exists or may hereafter be amended.

Indemnification applies to any threatened, pending or completed action, suit or proceeding, whether, civil, criminal, administrative or investigative. Indemnification may include all expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes and amounts paid in settlement) reasonably incurred by the indemnified person.

Item 15.	Recent Sales of Unregistered Securities

On January 11, 2002, the Company completed a private placement of 2,000,000 shares of common stock at a price of $11.25 per share for $22.5 million. The Company also issued to the investors warrants to purchase an aggregate of 200,000 shares of common stock at an exercise price of $13.25 per share. Each purchaser was issued a warrant to purchase one-tenth of a share of common stock for each share of common stock purchased under the agreement. In addition, the Company issued warrants to purchase an aggregate of 100,000 shares of common stock to the placement agent in connection with the transaction. A total of 300,000 warrants were outstanding at June 30, 2003 and the warrants are exercisable at any time until January 11, 2006. The securities were issued pursuant to an exemption to the registration requirements of the Securities Act provided by Regulation D thereunder.

On May 8, 2002, the Company completed the sale of an aggregate of 1.5 million shares of its common stock to institutional and accredited investors. The Company received proceeds of approximately $18.75 million. The securities were issued pursuant to an exemption to the registration requirements of the Securities Act provided by Regulation D thereunder.

On November 29, 2002, we issued approximately 2.3 million shares of our common stock in connection with our acquisition of BRC at an agreed purchase price of $10.0 million. The securities were issued pursuant to an exemption to the registration requirements of the Securities Act provided by Regulation D thereunder.

On March 28, 2003, we granted 200,000 warrants to purchase common stock at a price of $2.51 in connection with an $8.0 million loan commitment from Mr. Simplot expiring May 31, 2003 (if exercised interest payable monthly at 12% with a maturity of January 31, 2004). The warrants expire in four years. If the commitment is exercised, we are required to grant 600,000 warrants on similar terms. The securities were issued pursuant to an exemption to the registration requirements of the Securities Act provided by Regulation D thereunder.

On April 14, 2003, we issued warrants, fully vested, to lenders to acquire 305,000 shares of IMPCO common stock at a price 120% over the market price of $2.05 in connection with bridge loans totaling approximately $3.1 million made to the Company. The loans are due and payable on October 14, 2003. The securities were issued pursuant to an exemption to the registration requirements of the Securities Act provided by Regulation D thereunder.

On July 18, 2003, we issued fully-vested warrants, to Bison Capital Structured Equity Partners, LLC to purchase 500,000 shares of the Company’s common stock at a price of $2.00. The securities were issued pursuant to an exemption to the registration requirements of the Securities Act provided by Regulation D thereunder.

Item 16(a)	Exhibits

Exhibit No.	Description	Note No.

2.1	Sale and Purchase Agreement, dated as of October 3, 2002, between the Registrant and Mariano Costamagna, Bruna Giachino and Carla Brogogno.	(19)

2.2	Option Agreement, dated as of October 3, 2002, between the Registrant and Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino and Carla Brogogno.	(19)

2.3	Shareholders Agreement, dated as of October 3, 2002, between the Registrant and Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino and Carla Brogogno.	(19)

2.4	Agreement, dated as of December 15, 2002, between the Registrant and Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino and Carla Brogogno.	(19)

2.5	Amendment and Waiver, dated as of April 30, 2003, between the Registrant and Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino and Carla Brogogno.	(19)

3.1	Certificate of Incorporation, as currently in effect.	(10)

3.2	Bylaws adopted July 22, 1998.	(7)

4.1	Stockholders’ Protection Rights Agreement dated as of June 30, 1999 between the Registrant and ChaseMellon Stockholder Services, L.L.C., as Rights Agent.	(6)

5.1	Opinion of Davis Wright Tremaine LLP.	(1)

10.1+	1989 Incentive Stock Option Plan	(2)

10.2+	Amendment to 1989 Incentive Stock Option Plan	(3)

10.3+	1993 Stock Option Plan for Non-employee Directors.	(3)

10.4+	1996 Incentive Stock Option Plan.	(4)

10.5+	1997 Incentive Stock Option Plan.	(5)

10.6+	2000 Incentive Stock Option Plan.	(8)

10.7+	2002 Incentive Stock Option Plan.	(15)

10.8+	2002 Stock Option Plan for Non-employee Directors	(15)

10.9+	2003 Stock Incentive Plan.	(17)

Exhibit No.	Description	Note No.

10.10+	Employment Agreement dated April 1, 2002, between the Registrant and Robert M. Stemmler.	(14)

10.11+	Employment Agreement dated April 1, 2002, between the Registrant and W. Brian Olson.	(14)

10.12+	Employment Agreement dated April 1, 2002, between the Registrant and Dale L. Rasmussen.	(14)

10.13	Promissory Note Issued by Dale Rasmussen to the Registrant dated March 15, 2001.	(9)

10.14	Security Agreement and Agreement Not to Exercise Options entered into between Dale Rasmussen and the Registrant dated March 15, 2001.	(9)

10.15	Promissory Note Issued by Robert Stemmler to the Registrant dated March 15, 2001.	(9)

10.16	Security Agreement and Agreement Not to Exercise Options entered into between Robert Stemmler and the Registrant dated March 15, 2001.	(9)

10.17	Promissory Note Issued by Syed Hussain to the Registrant dated March 15, 2001.	(9)

10.18	Security Agreement and Agreement Not to Exercise Options entered into between Syed Hussain and the Registrant dated March 15, 2001.	(9)

10.19	Common Stock and Warrants Purchase Agreement, dated January 11, 2002.	(11)

10.20	Registration Rights Agreement, Dated January 11, 2002.	(11)

10.21	Form of Stock Purchase Warrant, Dated January 11, 2002.	(11)

10.22	Stock Purchase Agreement, dated May 3, 2002.	(12)

10.23	Letter of commitment, dated March 26, 2003, among Don J. Simplott and the Registrant.	(16)

10.24	Form of Note Purchase Agreement, dated as of April 14, 2003.	(1)

10.25	Form of Promissory Note, dated as of April 14, 2003.	(1)

10.26	Form of Common Stock Warrant, dated as of April 14, 2003.	(1)

Exhibit No.	Description	Note No.

10.27	Revolving Promissory Note, dated as of July 18, 2003, executed by the Registrant in favor of LaSalle Business Credit, LLC.	(18)

10.28	Loan and Security Agreement, dated as of July 18, 2003, between the Registrant in favor of LaSalle Business Credit, LLC.	(18)

10.29	Securities Purchase Agreement, dated as of July 18, 2003, between the Registrant and Bison Structured Equity Partners, LLC.	(18)

10.30	Pledge Agreement, dated as of July 18, 2003, between the Registrant and Bison Structured Equity Partners, LLC.	(18)

10.31	Warrant Agreement, dated as of July 18, 2003, between the Registrant and Bison Structured Equity Partners, LLC.	(18)

10.32	Senior Secured Subordinated Promissory Note, dated as of July 18, 2003, executed by the Registrant in favor of Bison Capital Structured Equity Partners, LLC.	(18)

10.33	Joint Company Buy-Out Agreement, by, between and among the Registrant, IMPCO-BERU Technologies, B.V. and BERU Aktiengesellschaft, dated January 27, 1999.	(1)

10.34	Contribution and Distribution Agreement between the Registrant and Quantum Fuel Systems Technologies Worldwide, Inc., dated July 23, 2002.	(13)

10.35	Tax Allocation and Indemnification Agreement between the Registrant and Quantum Fuel Systems Technologies Worldwide Inc., dated July 23, 2002.	(13)

10.36	Employee Benefit Matters Agreement between the Registrant and Quantum Fuel Systems Technologies Worldwide, Inc., dated July 23, 2002.	(13)

10.37	Equity Joint Venture Contract, dated as of December 16, 2002, among China Natural Gas Co. Ltd., and the Registrant.	(16)

10.38	Joint Venture Agreement Minda IMPCO Technologies, Limited, dated May 18, 2001 among Minda Industries Limited and Mr. Nirmal K. Minda and the Registrant.	(16)

10.39	Joint Venture Agreement Minda IMPCO Limited, dated May 18, 2001 among Minda Industries and Mr. Nirmal K. Minda and the Registrant.	(16)

21.1	Subsidiaries of the Company.	(1)

23.1	Consent of Ernst & Young LLP, Independent Auditors.	(1)

23.2	Consent of Davis Wright Tremaine LLP (included in Exhibit 5.1).	(1)

(1)	Filed herewith.
(2)	Incorporated by reference to the Registrant’s Form 10-K for fiscal year 1990.
(3)	Incorporated by reference to the Registrant’s Form 10-K for fiscal year 1994.
(4)	Incorporated by reference to the Registrant’s Form S-8 filed on June 27, 1996.

(5)	Incorporated by reference to the Registrant’s Form S-8 filed on January 12, 1998.
(6)	Incorporated by reference to the Registrant’s Form 8-K filed on July 7, 1999.
(7)	Incorporated by reference to the Registrant’s Form 10-K for fiscal year 1999.
(8)	Incorporated by reference to the Registrant’s Form DEF14A filed on August 28, 2000.
(9)	Incorporated by reference to the Registrant’s Form 8-K filed on March 26, 2001.
(10)	Incorporated by reference to the Registrant’s Form 10-K for fiscal year 2001.
(11)	Incorporated by reference to the Registrant’s Form 8-K filed on January 11, 2002.
(12)	Incorporated by reference to the Registrant’s Form 8-K filed on May 10, 2002.
(13)	Incorporated by reference to the Form 10-K filed by Quantum Fuel Systems Technologies, Inc., for fiscal year 2002.
(14)	Incorporated by reference to the Registrant’s Form 10-K for fiscal year 2002.
(15)	Incorporated by reference to the Registrant’s Form DEF14A filed on October 18, 2002.
(16)	Incorporated by reference to the Registrant’s Form 10-KT for fiscal year 2003.
(17)	Incorporated by reference to the Registrant’s Form DEF14A filed on May 13, 2003.
(18)	Incorporated by reference to the Registrant’s Form 8-K filed on July 29, 2003 (dated July 21, 2003).
(19)	Incorporated by reference to the Registrant’s Form 8-K filed on July 29, 2003 (dated July 22, 2003).
+	Management contract or compensatory plan or arrangement.

(b) Schedule II—Valuation and Qualifying Accounts

SCHEDULE II—VALUATION ACCOUNTS

	Balance at beginning of period	Additions charged (credited) to costs and expenses	Write-offs and other adjustments	Balance at end of period
Allowance for doubtful accounts for the period ending:
December 31, 2002	$875,289	$539,090	$(119,728)	$1,294,651
April 30, 2002	981,353	364,659	(470,723)	875,289
April 30, 2001	525,597	654,932	(199,176)	981,353
April 30, 2000	495,824	352,053	(322,280)	525,597
Inventory valuation reserve for the period ended:
December 31, 2002	$1,581,944	$319,610	$(236,003)	$1,665,551
April 30, 2002	1,738,849	507,550	(664,455)	1,581,944
April 30, 2001	1,561,859	583,956	(406,966)	1,738,849
April 30, 2000	1,390,492	284,996	(113,629)	1,561,859
Warranty reserve for the period ended:
December 31, 2002	$284,845	$233,416	$(66,230)	$452,031
April 30, 2002	227,153	170,217	(112,525)	284,845
April 30, 2001	426,987	73,117	(272,951)	227,153
April 30, 2000	241,980	411,454	(226,447)	426,987
Product liability reserve for the period ended:
December 31, 2002	$1,000	$—	$—	1,000
April 30, 2002	1,000	$—	$—	1,000
April 30, 2001	1,000	$—	$—	1,000
April 30, 2000	1,000	$—	$—	1,000
Deferred tax valuation reserve for the period ended:
December 31, 2000	$—	$24,000,000	$—	24,000,000

Item 17.	Undertakings

(a) We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, IMPCO has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cerritos, California, on September 3, 2003.

IMPCO TECHNOLOGIES, INC.

By:
/s/ ROBERT M. STEMMLER
Robert M. Stemmler
Chief Executive Officer

Power of Attorney and Signatures

We, the undersigned officers and directors of IMPCO Technologies, Inc., hereby severally constitute and appoint Robert M. Stemmler and Timothy S. Stone, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, with full powers of substitution and resubstitution, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement on Form S-1 filed herewith, and any subsequent registration statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable IMPCO Technologies, Inc., to comply with the provision of this Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney, or any of them, or their substitute or substitutes, to said Registration Statement and any and all amendments thereto or to any subsequent Registration

Signature	Title	Date

/s/ ROBERT M. STEMMLER Robert M. Stemmler	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	September 3, 2003

/s/ TIMOTHY S. STONE Timothy S. Stone	Chief Financial Officer and Treasurer (Principal Financial Officer)	September 3, 2003

/s/ RICHARD T. FOGARTY Richard T. Fogarty	Corporate Controller (Principal Accounting Officer)	September 3, 2003

/s/ NORMAN L. BRYAN Norman L. Bryan	Director	September 3, 2003

/s/ MARIANO COSTAMAGNA Mariano Costamagna	Director	September 3, 2003

/s/ NICKOLAI GERDE Nickolai Gerde	Director	September 3, 2003

/s/ PAUL MLOTOK Paul Mlotok	Director	September 3, 2003

/s/ J. DAVID POWERS III J. David Powers III	Director	September 3, 2003

/s/ DON J. SIMPLOT Don J. Simplot	Director	September 3, 2003